04054183

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elpida Memory, Inc.

*CURRENT ADDRESS 2-1, Yaesu 2-chome
Chuo-ku, Tokyo 104-0028
Japan

**FORMER NAME

PROCESSED
JAN 06 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34850 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr
DATE: 1/4/05

ELPIDA

Elpida Memory, Inc.

Offering of 29,150,000 Shares of Common Stock

Offer Price: ¥3,500 Per Share

This is part of a global offering of 29,150,000 new shares of common stock of Elpida Memory, Inc., a joint stock corporation incorporated under the laws of Japan. Out of the offered shares, 12,421,500 shares (the "international shares") are being offered outside Japan in an international offering by the international managers named in this offering memorandum.

The international shares are being offered (I) by the international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"), and (II) by U.S. broker-dealer agents of the international managers in the United States to institutions that are "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the Securities Act. See "Purchase and Sale".

The international shares may be resold or transferred only in accordance with the procedures described in this offering memorandum under the heading "Transfer Restrictions".

Concurrently with the international offering, 16,728,500 new shares are being offered in Japan in a Japanese offering. The Japanese shares are being offered and underwritten by Japanese underwriters led by Daiwa Securities SMBC Co. Ltd. and Deutsche Securities Limited, Tokyo Branch. The closing of the international offering is conditional upon the closing of the Japanese offering, and the closing of the Japanese offering is conditional upon the closing of the international offering. We have granted to the representative of the Japanese underwriters an option to purchase up to an aggregate of 2,700,000 newly issued shares of our common stock in connection with any over-allotments in the Japanese offering. See "Purchase and Sale".

The Tokyo Stock Exchange has approved the listing of shares of our common stock. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 15, 2004.

Investing in the shares involves risks. See "Risk Factors" beginning on page 6.

The international shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any such order in whole or in part. It is expected that payment for the international shares will be made in yen for value, and delivery of certificates representing the international shares will be made through the facilities of Japan Securities Depository Center, Inc. ("JASDEC") in Tokyo, on or about November 15, 2004. See "Clearance and Settlement of the Shares".

THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO EXCEPTIONS REFERRED TO IN THIS OFFERING MEMORANDUM, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S).

Global Coordinator

Daiwa Securities SMBC

Co-Global Coordinator

Deutsche Bank

AAIS
3-31-04

Joint Lead Managers and Bookrunners

Daiwa Securities SMBC Europe

Deutsche Bank

International Managers

Merrill Lynch International
Mizuho International plc
JPMorgan

Lehman Brothers
Credit Suisse First Boston
UBS Investment Bank

The date of this offering memorandum is November 4, 2004.

Primary Uses	DRAM Type

Workstations and Servers Market



servers



Registered DIMM



DDR2 Registered DIMM

Mobile Phones and Digital Consumer Electronics Market



digital TVs



mobile phones



digital cameras


ELPIDA
L6416BA
-75-E
0351CN
002JPN

Mobile RAM



SDRAM

Personal Computers Market



notebook PCs



desktop PCs



SO-DIMM



Unbuffered DIMM

No dealer, salesperson or other individual has been authorized in connection with the international offering to give any information or to make any representations not contained in this offering memorandum. If given or made, any such information or representations must not be relied upon as having been authorized by us or by any of the international managers. No action has been or will be taken to permit a public offering of the shares in any jurisdiction other than Japan. This offering memorandum may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in that jurisdiction. Neither the delivery of this offering memorandum nor any offer or sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof, nor shall it constitute a representation that there has been no change or development reasonably likely to involve a material adverse change in our affairs since the date hereof. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE INTERNATIONAL OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES OFFERED HEREBY ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR SEC, OR ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF OR IN THE UNITED STATES, NOR HAS ANY SUCH AUTHORITY REVIEWED OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER THE LAWS OF THE UNITED STATES.

We are furnishing this offering memorandum solely for the purpose of enabling prospective investors to consider the purchase of international shares in connection with an offering not registered under the Securities Act. The information contained in this offering memorandum has been provided by us and other sources identified in this offering memorandum. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information contained in it for any purpose other than considering an investment in the international shares offered hereby is prohibited. Each offeree of the international shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

No representation or warranty, express or implied, is made by the international managers or any of their agents, affiliates or advisors as to the accuracy or completeness of the information contained in this offering memorandum and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the international managers or their agents, affiliates or advisors.

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by any person in relation to the international shares in, from or otherwise involving the United Kingdom must be complied with. See "Purchase and Sale".

The international shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "SEL"). The international shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any Japanese corporation) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with the SEL and other relevant laws and regulations.

In France, neither this offering memorandum nor any other offering materials relating to the international shares has been submitted to the clearance procedures of the *Autorité des marchés financier*. Accordingly, the international shares may not be offered or sold, directly or indirectly, to the public in France, and neither this offering memorandum nor any other material relating to the offer of international shares may be distributed or made available, directly or indirectly, to the public in France. See "Purchase and Sale".

For a further description of restrictions on the offer and sale of international shares, see "Transfer Restrictions" and "Purchase and Sale".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering memorandum, terms such as "we", "our", "us" or "Elpida" refer to Elpida Memory, Inc. and its consolidated subsidiaries or, as the context may require, Elpida Memory, Inc. on a non-consolidated basis. In this offering memorandum, references to "NEC" are to NEC Corporation and references to "Hitachi" are to Hitachi, Ltd., in each case including consolidated subsidiaries as the context may require. References to "Elpida (USA)" are to Elpida Memory (USA) Inc., and references to "Hiroshima Elpida" are to Hiroshima Elpida Memory, Inc.

In this offering memorandum, references to "U.S. dollars", "dollars" and '$" refer to the currency of the United States and those to "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in this offering memorandum have been translated at the rate of ¥111.05 = $1.00, the approximate rate of exchange prevailing as of September 30, 2004, except for financial information as of or for the fiscal year ended March 31, 2004 in our audited consolidated financial statements included elsewhere in this offering memorandum, for which the rate of ¥105.69 = $1.00, the approximate rate of exchange prevailing as of March 31, 2004, has been used. These translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. See "Exchange Rates" for more information regarding rates of exchange between the yen and the dollar.

In this offering memorandum, we present the 200mm wafer equivalent of the manufacturing capacity for our 300mm wafer facilities by multiplying the 300mm wafer manufacturing capacity figure by 2.3. Actual capacity may vary depending on the products produced.

In this offering memorandum, where information is presented in thousands, millions or billions of yen or thousands or millions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been rounded. Amounts presented as percentages have been rounded to the nearest tenth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our audited consolidated financial statements as of and for the fiscal years ended March 31, 2003 and 2004 and our unaudited semiannual consolidated financial statements as of and for the six months ended September 30, 2003 and 2004 are included elsewhere in this offering memorandum. Our financial statements are prepared on the basis of accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in other countries. Certain differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are summarized in this offering memorandum under "Summary of Certain Significant Differences between Japanese GAAP and U.S. GAAP". All quarterly and semiannual financial data are presented on an unaudited basis.

Except as otherwise indicated, all financial information with respect to us presented in this offering memorandum is presented on a consolidated basis. Our fiscal year end is March 31 of each year.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements. These statements appear in a number of places in this offering memorandum and include statements regarding our intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "would", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of the industries in which we operate, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. Forward-looking statements regarding sales, operating income, operating results and capacity expansion are particularly subject to a variety of assumptions, some or all of which may not be realized. Accordingly, prospective purchasers of the international shares should not interpret the forward-looking statements included in this offering memorandum as predictions or representations of future events or circumstances. Potential risks and uncertainties include, without limitation:

- Changes in worldwide DRAM markets, which have typically experienced cycles of expansion followed by overcapacity, downward price pressure and consolidation
- Changes in the highly competitive DRAM industry

- Changes in technology and design
- Shortages, interruptions and price increases relating to our supply of key material and equipment
- Loss of, or decreased demand from, key customers
- Changes in exchange rates between the yen and currencies in which we make significant sales, particularly the U.S. dollar and the euro
- General economic conditions
- Earthquakes or other natural disasters in Japan or overseas, wars, acts of terrorism, epidemics or outbreaks or other factors beyond our control that may disrupt our markets, our facilities or aspects of our supply chain

Potential risks and uncertainties also include those identified and discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this offering memorandum. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering memorandum. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements contained in this offering memorandum.

INFORMATION AS TO THE OFFERING IN THE UNITED STATES

We have prepared this offering memorandum on a confidential basis for use in connection with the international offering. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire international shares.

Each person receiving this offering memorandum acknowledges that it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision. Prospective purchasers are hereby notified that the seller of any international shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

NOTICE TO INVESTORS

Because of the following restrictions, purchasers in the United States are advised to consult legal counsel prior to making any offer, pledge or transfer of shares.

The international shares have not been and will not be registered under the Securities Act, may not be offered or sold in the United States, except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are QIBs in reliance on the exemption from the registration requirements of the Securities Act provided in Rule 144A, or to certain persons in offshore transactions in reliance on Regulation S. For a summary of restrictions on resale and transfer of the international shares, see "Transfer Restrictions".

We will not recognize any resale or other transfer, or attempted resale or other transfer, of the international shares made other than in compliance with the above-mentioned restrictions.

Until 40 days after the later of the commencement of the international offering and the delivery date of the international shares, offers or sales of the shares within the United States by a dealer, including a dealer that is not participating in the global offering, may violate the registration requirement of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act. As used in this paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN MADE UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF LIABILITIES

We are a corporation organized under the laws of Japan. All of our directors and officers reside in Japan, and a substantial portion of our assets and most of the assets of these persons are located outside the United States. As a result, it may not be possible for holders or beneficial owners of shares to effect service of process within the United States upon us or any of these persons or to enforce against us or any of these persons judgments obtained in U.S. courts, whether predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. We have been advised by Nishimura & Partners, our Japanese counsel, that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts, there is doubt as to the enforceability in Japan of liabilities based solely on U.S. federal and state securities laws.

AVAILABLE INFORMATION

We intend to furnish to the SEC information in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have agreed that we will, at any time that we are not subject to and in compliance with the informational requirements of Section 13 or 15(d) of the Exchange Act or exempt from those requirements pursuant to Rule 12g3-2(b) under the Exchange Act, provide to each holder of restricted securities and to each prospective purchaser designated by a holder of restricted securities, upon the request of the holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by the holders, from time to time, of the international shares.

TABLE OF CONTENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

SUMMARY INFORMATION

You should read this summary together with the more detailed information, including "Risk Factors" and financial statements and notes appearing elsewhere in this offering memorandum.

Elpida Memory, Inc.

Business

We are a leading provider of dynamic random access memory, or DRAM, products for use in applications such as workstations, servers, mobile phones and digital consumer electronics, in addition to personal computers. Based on our strong technological base inherited from NEC and Hitachi, we are able to meet customer needs for reliable, high-performance DRAM products such as those with high data access speeds, large memory capacities and low power requirements. We believe that our efforts to enhance our technological and manufacturing capabilities and provide our customers with leading-edge DRAM products gives us a competitive advantage over other DRAM manufacturers. For example, we were the first semiconductor manufacturer to commence mass production of DRAM products using 0.11 micron process technologies. We were also the first DRAM manufacturer to receive industry approval of DRAM products based on DDR2 architecture. Major customers of our DRAM products include leading companies such as Canon, Dell, Hewlett-Packard, IBM, Intel, Kingston Technologies, Matsushita Electric, Olympus, Sony, Texas Instruments and Toshiba.

Our business strategy focuses on DRAM products for use in workstations, servers, mobile phones and digital consumer electronics. While the market for commodity DRAM products, or industry-standard DRAM products for use in personal computers, is highly cyclical and volatile, the markets for the DRAM products that we focus on are generally less cyclical and volatile. Our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics are also typically priced higher on a per-bit basis compared to commodity DRAM products and are generally higher in performance or optimized for the customers' specific needs. For purposes of marketing these DRAM products to our customers, we refer to such DRAM products as our "Premier DRAM" products. By focusing on these "Premier DRAM" products, we believe we are able to maintain more stable sales and increase profits while reducing the effects of DRAM market volatility compared to DRAM manufacturers that focus on commodity DRAM products for personal computers. Our state-of-the-art 300mm wafer facility, which currently has a manufacturing capacity of 29,000 wafers per month, is focused mainly on the fabrication of wafers for high-performance DRAM products for use primarily in workstations and servers. Our 200mm wafer facility, which currently has a manufacturing capacity of 41,300 wafers per month, is focused mainly on producing wafers for a wide variety of DRAM products for use in mobile phones and digital consumer electronics as well as offering foundry services. Since we began operating our own manufacturing facility in January 2003, we have increased our manufacturing capacity in several phases, and we plan to continue significantly increasing our 300mm wafer manufacturing capacity over the next several years. In addition to these facilities, we plan to utilize third-party foundry services for the production of commodity DRAM products, which we believe will allow us to increase total manufacturing capacity while limiting fluctuations in our results of operations caused by volatility of market prices of such DRAM products.

According to Gartner Dataquest, we were the fifth largest DRAM manufacturer by sales amount in the second quarter of calendar 2004, with approximately 5.7% of the global DRAM market. Based on available market data, we estimate that the market for DRAM products for use in mobile phones and digital consumer electronics in 2003 was $1.5 billion, or approximately 8.7% of the total DRAM market, and that by 2008 this will grow to $4.0 billion, or approximately 13.7% of the total DRAM market, representing a compound annual growth rate of 21.7%.

In the fiscal year ended March 31, 2004, our net sales were ¥100,441 million, and in the six months ended September 30, 2004, our net sales were ¥100,162 million. While we recorded a net loss of ¥26,865 million in the fiscal year ended March 31, 2004, we recorded net income of ¥490 million in the fourth quarter of that fiscal year and net income of ¥6,504 million in the six months ended September 30, 2004. We believe our business will grow as we expand our 300mm wafer manufacturing capacity over the next several years.

At October 1, 2004, we had 2,235 employees, of which 328 were secondees mainly from NEC and Hitachi, including their respective subsidiaries. Of our employees, 1,005 were engaged in product design and research and development and 119 were sales and marketing personnel.

Strengths

We believe we have become a leading provider of advanced DRAM solutions by taking advantage of the following competitive strengths:

Strong core DRAM technological capabilities. From the technologies inherited from the former DRAM operations of NEC and Hitachi, we believe we have been able to develop a broader range of products in a more efficient manner than either of these companies would have been able to do on its own. For example, we were the first DRAM manufacturer to launch the 512Mb DDR2 SDRAM, which is one of the most advanced DRAM products currently available. Key technologies developed by us include a proprietary gate material technology which lowers the power requirements and shortens data access times of DRAM products.

Highly sophisticated and efficient manufacturing capabilities. We currently own two state-of-the-art manufacturing facilities in Hiroshima, Japan. Our 300mm wafer facility currently utilizes advanced 0.10 and 0.11 micron DRAM process technologies, while our 200mm wafer facility utilizes advanced DRAM manufacturing processes such as 0.11 and 0.13 micron process technologies. The sophisticated equipment installed at these two facilities gives us the capability to produce a broad range of products. The close proximity of our facilities increases efficiency, because, for example, supporting infrastructure is shared between the two wafer facilities. We outsource all of our back-end processing, which gives us more efficient and flexible back-end processing capability than if we were to perform these functions in-house.

Our position as the only major Japanese DRAM manufacturer. We believe we are the only major Japanese DRAM manufacturer, and this gives us an advantage in the mobile phones and digital consumer electronics application markets, with respect to which a significant portion of the worldwide manufacturers are Japanese companies. We believe our proximity to these manufacturers and our identical language of communication, as well as our familiarity with the market, provide us with a significant advantage over our competitors.

Strong strategic relationships with industry leaders and others. We have strategic relationships that provide us with an advantage in our research and development activities, outsourcing of manufacturing, and equipment procurement activities. We have research and development relationships, including those with NEC, Hitachi, Hiroshima University and Toppan Printing. We have manufacturing outsourcing relationships including with PSC, SMIC and Kingston Technologies. We also enjoy relationships with key equipment suppliers and customers such as Intel, Canon, Matsushita Electric and Nikon.

Experienced management team. Each member of our management team has significant experience working in the semiconductor industry. In particular, Mr. Yukio Sakamoto, our President and CEO, has over three decades of experience in the semiconductor industry, including as the President of UMC Japan, a Japanese semiconductor foundry.

Strategies

We aim to become one of the top three DRAM manufacturers in the world. We believe we will be able to maximize gross margins while reducing our exposure to the high volatility in the DRAM market by continuing to focus on the development, manufacture and sales of our "Premier DRAM" products* and maintaining our outsourcing of commodity DRAM products to our foundry service providers. We seek to achieve our goal by implementing the following key business strategies:

Strengthen our sales and marketing activities. We will continue to focus on the servers and workstations market and the mobile phones and digital consumer electronics market. We aim to provide optimal DRAM product solutions to our customers early in the customers' design process. We aim to strengthen these sales and marketing efforts under the marketing theme "Easy to contact Elpida", and we seek to be easily accessible by customers and to swiftly provide solutions to our customers' DRAM-related needs.

Establish a leadership position through our technological strengths. We will continue to concentrate our in-house research and development activities on our core technologies, including those related to high data access speeds, large memory capacities and low power requirements. For example, we are in the process of developing DDR3 DRAM products, low-power circuits and high-density memory array circuits. We will continue to secure our intellectual property rights associated with our ongoing technology development activities in order to expand our portfolio of intellectual property assets and strengthen our business.

Strengthen our manufacturing capabilities. We aim to take the following approaches to enhance our manufacturing capabilities:

- Concentrate on the manufacture of "Premier DRAM" products* in our wafer facilities and continue to expand our manufacturing capacity
- Maintain our 300mm wafer facility in Hiroshima as our "mother fab"
- Continue to provide commodity DRAM products for the personal computer market through our outsourcing relationships with our foundry service providers
- Expand our foundry services business

Maintain a nimble management structure and motivate employees. In November 2002, we reorganized our management structure from a horizontally oriented one based on functions, including development, production, sales and marketing, to one that is based on end-user application markets. We also introduced an executive officers system where each function is clearly specified to promote swift decision making. In order to motivate and reward our employees who contribute to maintaining our competitive advantage, we have recently introduced director and employee stock option plans as well as special project-based bonuses.

Principal Executive Office

Our principal executive office is located at 2-1, Yaesu 2-chome, Chuo-ku, Tokyo 104-0028, Japan. Our main phone number is 81-3-3281-1500, and our world wide web home page is *www.elpida.com.* The information on the website is not incorporated by reference into this offering memorandum.

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

THE GLOBAL OFFERING

The Global Offering	29,150,000 new shares are being offered by us.
International Offering	The international offering comprises 12,421,500 new shares to be offered by the international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S and to QIBs in the United States in reliance on Rule 144A, all as described in "Purchase and Sale".
Japanese Offering	The Japanese offering comprises 16,728,500 new shares to be offered to the public in Japan by the Japanese underwriters, concurrently with the international offering. See "Purchase and Sale".
Over-allotment	The representative of the Japanese underwriters may over-allot in the Japanese offering up to an additional 2,700,000 shares of our common stock. We have granted to the representative of the Japanese underwriters an option, exercisable during the period beginning on the day of listing of our shares on the Tokyo Stock Exchange and ending on December 10, 2004, to purchase up to an aggregate of 2,700,000 newly issued shares of our common stock in connection with any over-allotments in the Japanese offering. This option is referred to as the "over-allotment option" in this offering memorandum. See "Purchase and Sale".
Shares Issued Before and After the Global Offering	Prior to the global offering, there were 46,000,000 shares of common stock issued and outstanding. After the completion of the global offering, there will be 89,284,400 issued and outstanding shares of common stock, or 91,984,400 shares assuming the over-allotment option is exercised in full, in both cases including the common stock issued as a result of the conversion of our Class C and D stock. See "Information Concerning the Shares — Authorized and Issued Share Capital".
Offer Price	¥3,500 per share
Use of Proceeds	We intend to use the net proceeds to us from the global offering primarily to finance capital expenditures related to our new and existing 300mm wafer facilities and to invest in the research and development of advanced DRAM technologies. We intend to use any remaining net proceeds for general corporate or other purposes. See "Use of Proceeds".
Lock-up Agreements	We have agreed with the international managers, and NEC and Hitachi have agreed with the international joint lead managers, to restrictions on any sale of shares of our common stock, with certain customary exceptions, for a period of 180 days after the closing of the global offering. In addition, current holders of shares of Class B, C and D stock have agreed with us to restrictions on sales of such shares, and the shares of common stock into which such shares are or may be converted, for a period of six months after the date our common stock is listed on the Tokyo Stock Exchange, subject to certain customary exceptions and in accordance with listing practices of the Tokyo Stock Exchange. See "Purchase and Sale".
Dividends	We have not declared or paid any cash dividends on our capital stock in the past. We currently intend to retain our future earnings, if any, to finance research and development and increase our production capacity. We do not expect to pay any cash dividends for the foreseeable future.

Voting Rights	Generally, holders of shares are entitled to one vote at a shareholders' meeting for each whole "unit" of shares held. Under our articles of incorporation, one unit consists of 100 shares. The record date for determining shareholders who are entitled to vote at our ordinary general meetings of shareholders will be March 31 of each year. See "Description of the Shares — Unit Share System" and "Description of the Shares — Voting Rights".
Withholding Tax	Dividends payable by us to non-residents of Japan or non-Japanese corporations are subject to Japanese withholding tax at the rate of 7% for dividends to be paid until March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares for which the applicable rate is 20%. See "Taxation — Japanese Taxation".
Payment and Settlement for the International Shares	Payment for the international shares will be made in yen for value, and delivery of certificates representing the international shares will be made through the facilities of JASDEC in Tokyo, on or about November 15, 2004.
Listing	The Tokyo Stock Exchange has approved the listing of all the existing shares and new shares, including the international shares being offered by this offering memorandum. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 15, 2004.
Securities Codes for the Common Stock	Tokyo Stock Exchange Securities Identification Code: 6665 International Security Identification Number (ISIN): JP3167640006 Common Code: 020337087 SEDOL: B035F62

RISK FACTORS

Prior to making an investment decision, you should carefully consider, along with the other information in this offering memorandum, the following risks. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. Trading prices of our shares of common stock could decline due to any of these risks, and you may lose all or part of your investment. This offering memorandum contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this offering memorandum. See "Forward-Looking Statements".

Risks Related to Our Industry

The cyclicality of the DRAM industry can result in volatile operating results.

Historically, the DRAM industry has been highly cyclical and subject to significant downturns from time to time. Periods of high demand for DRAM products caused by growth in the sales of personal computers and other products that use DRAM products have typically been accompanied by increased capital investment by DRAM manufacturers in improved technology, manufacturing processes and capacity. The long lead-times for new or improved facilities to become operational have in some cases in the past resulted in significant increases in the industry's production capacity coinciding with weakening demand, contributing to declines in DRAM product prices. Subsequent periods of lower selling prices have led to industry consolidation, supply deficits and the beginning of a new cycle as demand for personal computers and other products improves. As a result, our results of operations may be volatile from period to period and could be materially and adversely affected during periods of overcapacity and reduced selling prices in the future. The worldwide DRAM market has been growing generally after declining significantly in 2001, and many DRAM manufacturers have made, or are planning to make, investments in response to this growth. This could lead to future oversupply in the DRAM market. See "Industry Background and Our Opportunities". Future declines in the DRAM market as a result of this oversupply or for other reasons could coincide with our planned expansion of our 300mm wafer manufacturing capacity, which could result in lower demand and selling prices than we anticipate for our products. Moreover, any future downturn in the DRAM industry may be severe and prolonged.

Increased worldwide production or lack of demand for DRAM products could lead to declines in selling prices for our products.

Semiconductor product prices, in particular DRAM product prices, are largely dependent on the balance between the supply of semiconductor products available in the market and demand for those semiconductor products. Increases in supply and decreases in demand for semiconductor products each independently create downward price pressure for semiconductor products. Semiconductor manufacturers worldwide are investing in the transition to finer process technologies and 300mm wafers, both of which increase the number of chips obtainable from one silicon wafer. These new manufacturing technologies may result in increased semiconductor product supply due to expansions in worldwide production volumes as new production lines commence operation and as manufacturing yields for these lines increase. In addition, there may be insufficient demand to match increases in product supply, which would further increase downward price pressure. Demand can be influenced by changes in demand for products that use DRAM products as components. While a large portion of worldwide DRAM product output is used as components for personal computers, a significant amount of the DRAM products that we produce is also used in other equipment, including workstations, servers, mobile phones and digital consumer electronics. Increases in supply and decreases in demand for DRAM products could lead to declines in selling prices for our products and could adversely affect our business, financial condition and results of operations.

We face intense competition in the DRAM industry.

The DRAM market is highly competitive and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and growing production and technological capabilities in the DRAM industry. We compete globally with other major DRAM manufacturers, including Samsung Electronics, Micron Technology, Hynix Semiconductor, Infineon Technologies and Nanya Technology. Some of our competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than us. See "Business — Competition". Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market. In addition, unfair price competition, government support or trade barriers by or for the benefit of our competitors would adversely affect our competitive position. Increased competitive pressure and the relative weakening of our competitive position could have a material and adverse effect on our business, financial condition and results of operations.

We may not respond quickly enough to rapid technological change and evolving standards in the semiconductor industry.

The semiconductor market is characterized by rapidly changing technology that affects industry standards and the types of products that our customers demand. Our future success is highly dependent upon our ability to:

- develop and manufacture increasingly complex new products on a cost-effective basis
- cooperate closely with our major customers to anticipate and address their individual design and other requirements
- introduce new products quickly and effectively into the marketplace
- protect the confidentiality of trade secrets relating to our production techniques and product designs

Our commitments for the development of new products, including substantial investments, must be made well in advance of the introduction of those products into the market, and technology and industry standards or customer demands may change during the development process, rendering our products outdated or uncompetitive. Our failure to anticipate demand trends or to respond quickly to market changes may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Our past financial information may not be representative of our results in the future.

As we have progressed towards becoming a fully independent company, the nature and scale of our operations has changed significantly. We began selling DRAM products in February 2001, and in January 2003, we commenced commercial operation of our 300mm wafer facility. We began to lease NEC Hiroshima's 200mm wafer facility in September 2003. In the fiscal year ended March 31, 2004, we significantly increased the capacity of our 300mm wafer facility. On September 30, 2004, we acquired NEC Hiroshima's 200mm wafer facility and the land on which both of our manufacturing facilities are situated (all of which we previously leased from NEC Hiroshima). At that time, we also made most formerly seconded employees our direct employees, and we continue to make substantial investment in new manufacturing facilities. We also plan to continue increasing our manufacturing capacity including through the construction of our new 300mm wafer facility. Due in large part to these rapid developments, our historical results have varied substantially from period to period, and our historical financial statements may be of limited use in evaluating trends in our operations and our future prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview".

We will continue to rely on NEC and Hitachi for our basic research and development.

We outsource a portion of our basic research and development activities relating to DRAM-related technologies to NEC and Hitachi. We plan to continue doing so after the consummation of the global offering. See "Business — Research and Development". While this arrangement provides us with valuable access to the broader technological expertise of NEC and Hitachi, there can be no assurance that these companies will continue to provide us with the level of support we require to satisfy our basic research and development needs, that the cost of their services will not increase or that the quality of their services will not decline in the future. Any discontinuation, increase in cost or decline in quality of basic research and development services by NEC or Hitachi may have a material and adverse effect on our overall research and development activities and could otherwise materially and adversely affect our business, financial condition and results of operations.

We may suffer if any one of our major customers significantly reduces its purchases of DRAM products from us or defaults on payments to us.

Our sales are concentrated to a limited number of major computer and digital electronics manufacturers as customers for our products. In the fiscal year ended March 31, 2004 and the six months ended September 30, 2004, the top five customers of us and Elpida (USA), which became a consolidated subsidiary beginning the current fiscal year, accounted for over 40% of our total net sales (assuming Elpida (USA) is treated as a consolidated subsidiary for this purpose). If any of these major customers significantly reduces its purchases of DRAM products from us or fails to meet its payment obligations to us, our business, financial condition and results of operations could be materially and adversely affected.

We face risks associated with our international sales and marketing operations that could materially and adversely affect our business, financial condition and results of operations.

We currently have sales and marketing operations in North America, Asia and Europe, in addition to Japan. Our customers, as well as the end-users of products containing our DRAM products, are located in many locations around the world, and we market our products in various major global markets. Our business is therefore subject to risks involved in international business, including:

- negative economic or political developments in foreign countries
- changes in laws and policies affecting trade and investment
- varying standards and practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions in which we operate
- wars and acts of terrorism
- epidemics or outbreaks, such as severe acute respiratory syndrome, or SARS

For example, the semiconductor industry has been the subject of repeated disputes over government assistance to domestic manufacturers and fair trading policies, the outcomes of which could materially and adversely affect our access to particular markets or our competitive position generally. Our results of operations could also be adversely affected by changes in political or economic conditions in regions where our customers market their own products.

If we are unable to respond to customer demand for diversified DRAM products or are unable to do so in a cost-effective manner, we may lose market share.

The DRAM product needs of manufacturers of workstations, servers, mobile phones and digital consumer electronics are becoming increasingly diverse in terms of product type. This diversification requires us to devote significant resources to product design and development in cooperation with our customers. If we are unable to invest sufficient resources to meet our customers' needs, if we do so in an inefficient or untimely manner, or if our working relationships with our customers otherwise deteriorate, we may lose market share as a result. We also may encounter difficulties penetrating markets outside of Japan where our relationships with manufacturers are less developed.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end uses could impose significant costs on us or otherwise materially and adversely affect our business, financial condition and results of operations.

The design and production processes for DRAM products are highly complex. It is possible that we may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended end uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory writedowns. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we could not only have direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally which could have a material adverse effect on our business, financial condition and results of operations.

We plan to make large investments in DRAM manufacturing facilities, but there can be no assurance that we will obtain sufficient funding, execute our expansion plan effectively or realize the expected return on our investment.

Our current expansion plan includes significant capital investment over the next several years in both our existing 300mm wafer facility and a new 300mm wafer facility, which is currently under construction. We plan to make capital expenditures of an aggregate of approximately ¥234 billion in the current fiscal year and the following fiscal year mainly for these two facilities. We currently estimate that the total amount of capital expenditures required for the construction of the new 300mm wafer facility and the expansion of its manufacturing capacity to 60,000 wafers per month over the next several years will be between ¥450 billion and ¥500 billion, although we may not expand to this level of capacity depending on future market conditions and other factors. Factors such as our results of operations and cash flow, economic conditions in Japan and the state of the global DRAM industry, some of which are out of our control, may affect our ability to secure the additional funding necessary to complete this capacity expansion or to obtain such funding on terms acceptable to us or at all. Even if sufficient funding is obtained, there can be no assurance that the demand we currently expect for our products will materialize or that we will be able to achieve the manufacturing process improvements, cost reductions or economies of scale that we contemplate under our plan. In addition, construction of our new 300mm wafer facility, and the manufacturing process improvements related to both our existing and new 300mm wafer facilities, can be delayed or disrupted for a variety of reasons, including delays in the delivery of necessary equipment and materials, cost overruns and work stoppages. If we fail to achieve our plans for any reason, we may not realize the expected return on our investment.

We may be unable to secure adequate access to capital in the future.

In addition to the funding required for the planned expansion of our 300mm wafer manufacturing capacity, we may need to raise funds, through the issuance of additional debt or equity or otherwise, to finance other future investments and operational cash needs. We may not be able to fund such investments and cash needs on acceptable terms or at all due to a number of factors, such as general market and economic conditions, a decline in our credit quality, lower than anticipated cash flow from operating activities or a worsening of our business prospects. Our inability to finance future investments could lead to a decrease in the competitiveness of our products or the loss of potential business opportunities. Our inability to finance operational cash needs could result in our inability to meet our payment obligations as they become due or a deterioration of our credit. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If our manufacturing process is delayed or disrupted, our business, financial condition and results of operations could be materially and adversely affected.

The technology and processes we use for the manufacture of DRAM products are highly complex, and our manufacturing yields and product performance characteristics can be negatively affected by impurities and disruptions introduced by contamination from dust particles, vibrations or other sources. We are continuously modifying our manufacturing processes, as well as updating and modifying the technologically advanced and costly equipment that those processes require, in an effort to improve levels of manufacturing yields and product performance to increase our profitability and enhance our competitive position. Although our increased manufacturing efficiency has been an important factor in enabling us to lower our per-unit manufacturing costs in the past, there can be no assurance that we will be able to maintain or improve our manufacturing yields and product performance in the future to the extent necessary to keep pace with our competitors. Additionally, there is always a risk that, from time to time, there will be production difficulties that will result in delivery delays or limits on our production capacity. If production at our manufacturing facilities is significantly delayed or disrupted, we may not be able to adequately compensate for the decreased production capacity, through outsourcing or otherwise, and our customers may purchase products from our competitors, resulting in a reduction in net sales and a deterioration of our customer relationships, all of which may adversely affect our business, financial condition and results of operations.

We may suffer losses from damage to our manufacturing facilities or from other effects resulting from earthquakes, typhoons or other natural disasters, accidents or other events. In addition, our manufacturing facilities are concentrated in one location, and this increases our potential losses resulting from such events.

Historically, Japan has experienced numerous earthquakes and other natural disasters, including typhoons, tidal waves and volcanic eruptions, that have caused extensive damage to property and disruption to commerce. If a large earthquake, typhoon or other natural disaster, accident or other event were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would result in significant losses. Even if our manufacturing facilities were not directly damaged, a large earthquake, typhoon or other disaster in Japan may result in disruptions in our distribution channels or supply chains. Not all potential losses are insured, and we have only partial coverage for damages relating to business interruption. Even losses that are covered by insurance may be subject to challenges of or delays in payment. In addition, we do not maintain any insurance coverage for direct or indirect damage resulting from earthquakes.

Furthermore, the 200mm wafer facility we acquired from NEC Hiroshima, our existing 300mm wafer facility and our new 300mm wafer facility currently under construction are all at a single location in Hiroshima, Japan. The close proximity of our facilities could result in substantial or total loss of our manufacturing facilities in the event of a large catastrophe affecting the Hiroshima area.

Our business depends on the availability of equipment, raw materials, water and electricity.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of high-quality raw materials on a timely basis. We try to limit excess amounts of raw materials as much as possible. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is specialized, it may be difficult for us to substitute one supplier for another or one piece of equipment for another. In addition, some equipment and raw materials are only available from a limited number of suppliers. As a result, shortages could occur in critical equipment and raw materials such as silicon wafers due to interruption of supply or increased industry demand. Any such shortages would disrupt our manufacturing operations. See "Business — Suppliers".

The manufacturing of semiconductor products requires significant quantities of water and electricity. While most of Japan, including the region in which our manufacturing facilities are located, receives relatively abundant amounts of rainfall, we have suffered periods of decreased rainfall in the past. While we maintain water-holding facilities that can alleviate water shortage problems, these may not be sufficient in the case of a prolonged water shortage. We currently satisfy our electricity needs at our manufacturing facilities from a combination of an on-site gas-powered generation system that supplies most of our electricity requirements and electricity supplied by the local power utility, with some degree of redundancy between the two sources. However, a disruption in the supply of gas from the local gas utility for the generation system or the supply of electricity from the local power utility could significantly limit our ability to operate our manufacturing facilities at full capacity. Although we have not experienced significant disruptions to our manufacturing operations due to water or electricity shortages in the past, there can be no assurance that such disruptions will not occur in the future.

Any disruptions to our manufacturing operations due to problems relating to the availability of equipment, raw materials, water or electricity would have a material and adverse effect on our business, financial condition and results of operations.

We rely on other companies for all of our back-end processing.

We outsource all of our back-end processing to companies such as NEC Semiconductors Singapore Pte. Ltd. and Akita Electronics Systems Co., Ltd. See "Business — Manufacturing". The companies to which we outsource tend to be moderate in size, and there can be no assurance that such companies will continue to possess the necessary technical and financial resources, or maintain the necessary quality standards, to meet our back-end processing requirements. A disruption in the operations of these companies could materially and adversely affect the production and distribution of our own products.

We may not be able to protect our proprietary intellectual property, and we may be accused of infringing the intellectual property rights of others.

As of August 31, 2004, we held a total of 1,252 patents worldwide relating to our products and processes, of which 718 were pending patent applications. We also hold trademark registrations for the Elpida name. There can be no assurance that our pending patent and trademark applications will be granted on a timely basis or at all or that the patents and trademarks we currently hold will be sufficient to protect our intellectual property. We also license or otherwise transfer our technology to a number of third parties, both in the context of cross-license arrangements with other semiconductor companies and our outsourcing of DRAM manufacturing to Powerchip Semiconductor Corporation ("PSC") and Semiconductor Manufacturing International Corporation ("SMIC"), making protection of these technologies more difficult. Enforcement of our intellectual property rights could be expensive and time-consuming, and there can be no assurance that such rights will give us meaningful protection from infringement. In addition, much of the intellectual property that we use in our operations is licensed from third parties. There can be no assurance that we will be able to maintain these licenses or that these technologies will give us the desired commercial advantages. See "Business — Intellectual Property".

Another contributing factor to our success will be our ability to operate without infringing the proprietary rights of others. For example, we may be unknowingly using technology that is the subject of a patent application that has not yet been publicly disclosed. The semiconductor industry is characterized by frequent litigation and other disputes regarding patent and other intellectual property rights. As is typical of the semiconductor industry, we have from time to time received communications from third parties alleging that we have infringed their intellectual property rights and, in some cases, inviting us to enter into licensing agreements with them. There can be no assurance that third parties will not assert infringement and other claims against us or that such claims will not be successful. Even if such claims are not successful, a filing of an infringement claim against us could result in a significant investment of time and effort on the part of our management, increased legal expenses, damage to our reputation and other costs, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, as an affiliate of NEC, we benefit from licensing arrangements entered into by NEC with third parties that cover its affiliates. We will no longer be a beneficiary under these agreements following the global offering and have been negotiating direct arrangements with some of these third parties. While we have been able to enter into such arrangements with some of these parties, we have not yet been able to consummate the negotiations with some of the third parties, and there can be no assurance that we will be able to do so in a timely manner, on acceptable terms or at all. Failure to resolve these licensing arrangements could increase the likelihood of intellectual property disputes with third parties. See "Business — Intellectual Property".

NEC and Hitachi may use their intellectual property rights to compete with us or may license them to our competitors.

While we have purchased, or plan to purchase in the near future, certain key DRAM-related intellectual property rights held by NEC and Hitachi, we also rely on certain cross-licensing arrangements with NEC and Hitachi for many of the technologies that we need to effectively operate our business. Because these arrangements are not exclusive, there can be no assurance that NEC or Hitachi will not use such intellectual property to compete with us or license such intellectual property to our competitors. Such use or licenses may deprive us of the competitive advantages we had hoped to derive from such rights, and this may materially and adversely affect our business, financial condition and results of operations.

Allegations of anti-competitive practices in the DRAM industry may have a direct or indirect impact on our operations.

In June 2002, our U.S. subsidiary, Elpida (USA), as well as many other U.S. DRAM suppliers, received a grand jury subpoena from the U.S. District Court for the Northern District of California, seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the "DOJ") into possible antitrust violations in the DRAM industry. On September 15, 2004, the DOJ announced that Infineon agreed to plead guilty and pay a $160 million fine with respect to charges against it by the DOJ for participating in an international conspiracy to fix prices with other unnamed DRAM manufacturers between July 1999 and June 2002. We, as well as a number of other DRAM manufacturers, have also received a request for information from the European Commission and are subject to a formal inquiry from the Canadian Competition Bureau, both relating to competitive practices in the DRAM industry. Although there are no formal antitrust charges against either Elpida (USA) or us by the DOJ or any other governmental authority, there can be no assurance that such formal charges will not be made in the future. Subsequent to the commencement of the DOJ investigation, and after the disclosure of the investigation publicly by one or more of the DRAM suppliers receiving subpoenas, a number of purported class action lawsuits were filed against most major DRAM suppliers, including Elpida and Elpida (USA), in various U.S. federal district courts alleging price-fixing in violation of the Sherman Act and in a number of state courts alleging violations of state antitrust laws and related laws. We are unable to predict the outcome of these suits, and there can be no assurance that the final resolution will not result in significant liability to us. Even if we successfully defend ourselves in such suits, such defense could result in substantial legal expenses, a significant investment of time and effort on the part of our management, damage to our reputation and other costs, any or all of which could have a material adverse effect on our business, financial condition and results of operations. See "Business — Legal Proceedings".

Our strategic alliances for foundry services with PSC and SMIC may not be successful.

We have entered into strategic relationships with PSC in Taiwan and SMIC in China, which relate to foundry services that enable us to offer commodity DRAM products without using our own manufacturing capacity. Under these arrangements, we provide the necessary technical information and assistance for PSC and SMIC to produce the DRAM products. Manufacturing delays, disruptions or other problems at either of these foundries could decrease the volume or delay the delivery of DRAM products they produce for us and in turn adversely affect our ability to provide these DRAM products to our customers. If we are not able to deliver these DRAM products to our customers in a timely and satisfactory manner, it may not only cause our customers to purchase these products from our competitors, resulting in a reduction of revenues, but may also cause substantial damage to our customer relationships, which may materially and adversely affect our business, financial condition and results of operations. See "Business — Manufacturing".

To the extent we rely on these foundries for significant production, we are also exposed to the general risks associated with operating in Taiwan and China. In recent years, the Taiwanese semiconductor industry has been adversely affected by major earthquakes in 1999 and 2002, as well as by the outbreak of the SARS virus in the spring of 2003. In addition, Taiwan, or the Republic of China (the "ROC"), has a unique international political status. Both the ROC and the People's Republic of China (the "PRC") assert sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. Each of the ROC government and the PRC government does not recognize the legitimacy of the other. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, the PRC has not renounced the possibility that it may under certain circumstances use force to gain control over Taiwan. If developments in the relationship between the ROC and the PRC adversely affect the business of either PSC or SMIC, they may become unable to provide us with the level of foundry services we wish to receive.

The interests of our principal shareholders may not be the same as those of our other shareholders.

Immediately following this offering, NEC, Hitachi and other existing shareholders will hold 65.4% in aggregate of our issued and outstanding common stock, assuming the over-allotment option is exercised in full. The interests of these shareholders may not be the same as those of our other shareholders when they exercise their voting and other rights as shareholders. Also, we expect that NEC and Hitachi will, for the foreseeable future, each have one representative on our board of directors. As a result, these persons, acting individually or together, could exert a significant degree of control over us. Furthermore, certain of these persons operate in related businesses and conflicts could potentially arise between their interests and the interests of our other shareholders.

Competition for personnel in our industry is intense, and our business could suffer if we are not able to attract, retain and motivate qualified personnel.

There is significant competition for highly qualified management, technical, marketing, sales and other specialized employees in the semiconductor industry, and our future success will in part depend upon our ability to attract, retain and motivate management, technical, marketing, sales and other personnel. In particular, if we were to lose unexpectedly the services of our President and CEO, Mr. Sakamoto, or our other senior management, it may adversely affect our future success. Most of our current employees were originally recruited as employees of NEC and Hitachi and subsequently seconded or transferred to us. Because we are a smaller company than NEC and Hitachi with a significantly shorter operating history and are not as well known to the general public, there can be no assurance that we will not experience difficulty in recruiting and retaining qualified employees. In addition, we anticipate the need to hire a significant number of additional employees as we expand our 300mm wafer manufacturing capacity in coming years. Competition for employees with scientific, technical or engineering backgrounds in the fields of integrated circuit design, device physics and semiconductor device fabrication is particularly intense. If we do not succeed in attracting, retaining and motivating qualified personnel, our business may be materially and adversely affected.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. We are subject to Japanese regulations in these areas, which have been strengthened in recent years. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our manufacturing activities. If we were to discover or incur any environmental liabilities, the value of our assets could decrease, and we may be required to incur substantial costs to remedy the underlying hazard. In addition, the promulgation of any new environmental legislation may require us to obtain expensive equipment or materials, or incur substantial expenses to ensure that our manufacturing processes and disposal systems remain in compliance with all relevant requirements. Costs associated with future additional environmental compliance or remediation obligations could materially and adversely affect our business, financial condition and results of operations. See "Business — Environmental Standards and Government Regulations".

Currency fluctuations will affect our operating results and could result in exchange losses.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Japanese yen and the U.S. dollar. While a substantial portion of our revenues are denominated in U.S. dollars, as is common in the industry, the amount of our costs denominated in U.S. dollars is less than our U.S. dollar revenues, and the rest of our costs are denominated mostly in Japanese yen. As a result, changes in yen-dollar exchange rates will affect our operating results and could lead to exchange losses. From time to time, we have engaged in, and may continue to engage in, exchange rate hedging activities. There can be no assurance that such hedging activities will be sufficient to eliminate exchange rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Currency Exchange Fluctuations".

Risk Related to Our Shares

Future sales of shares by our existing shareholders or our issuance of additional shares could lower the market price of our shares.

Our existing shareholders will hold a total of 65.4% of our outstanding common stock, assuming full exercise of the Japanese underwriters' over-allotment option, upon the completion of the global offering. In the future, our existing shareholders, including the holders of our Class B stock that decide after the consummation of the global offering to convert their shares to common stock, may decide to sell their shares on the Tokyo Stock Exchange or otherwise. In connection with the global offering, we have agreed with the international managers, and NEC and Hitachi have agreed with the international joint lead managers, to restrictions on any sale of shares of our common stock for a period of 180 days after the closing of the global offering. Also, the current holder of all shares of Class B stock and all 53 of the current holders of shares of Class C and D stock have agreed with us to restrictions on sales of such shares, and the shares of common stock into which such shares are or may be converted, until six months after the date the shares of our common stock are listed on the Tokyo Stock Exchange. Shares of Class B stock will be convertible to up to 4,480,000 shares of common stock (or more if the anti-dilution provision is applicable; see "Description of the Shares — Class B Stock") at any time after the consummation of the global offering. All shares of Class C and D stock will be converted to 14,134,400 shares of common stock on the date of our listing on the Tokyo Stock Exchange. In addition, after 180 days from the closing of the global offering, our board of directors will be able to issue and sell additional shares within the unissued portion of our authorized share capital, generally without any shareholder vote. If we were to issue additional shares in the future, purchasers of shares in the global offering may experience dilution. The actual or potential sale or issuance of additional shares could have a material and adverse impact on the market price of our shares.

There has been no prior market for our shares, a liquid trading market for the shares may not develop or be sustained, and the market price of our shares may fluctuate greatly.

Prior to the global offering, there has been no market for shares of our common stock. The Tokyo Stock Exchange has approved the listing of the shares, and it is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 15, 2004. However, there can be no assurance that the listing will continue or that an active trading market for our shares will develop after the global offering or that it will be sustainable even if such a market does develop. The price of our shares may fluctuate widely after the global offering and may trade at prices below the initial offer price. Many factors, some of which are beyond our control, could contribute to the fluctuation in the price of our shares, including the risk factors described elsewhere in this "Risk Factors" section and also, without limitation:

- market perception of our business and the DRAM, workstation, server, mobile phone, digital consumer electronics and personal computer industries in general
- differences between our actual financial and operating results and those expected by investors and analysts
- announcements by us of significant acquisitions, joint ventures, strategic alliances, contracts or capital investments
- additions to, or departures from, our board of directors or senior management
- future sales or issuances of our shares by us, as well as future sales by NEC, Hitachi or our other shareholders
- changes in general economic or market conditions
- fluctuations in the Japanese securities markets

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange, which we expect to be the main venue for trading our shares, are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue between the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to effect a sale at such price on a particular trading day, or at all.

You will incur immediate and substantial dilution.

The offer price of the shares in the global offering is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will suffer immediate and substantial dilution in the net tangible book value per share. In addition, issuances of shares and other equity-related securities we make in the future to meet our fund-raising needs could cause further dilution. Holders of shares of our Class B stock, of which 4,480,000 shares were issued and outstanding as of September 30, 2004, have the right to convert such shares to shares of common stock at any time after the consummation of the offerings at a conversion ratio of 1:1 (subject to anti-dilution adjustments). Any such conversion will have the effect of further dilution of our shares of common stock.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Commercial Code of Japan govern our corporate affairs. Legal principles relating to matters such as the validity of certain corporate procedures, directors' and officers' duties and liabilities, and shareholders' rights under Japanese law may be different from those that would apply to a company incorporated in another jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of other jurisdictions. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce judgments of non-Japanese courts against us which are based on non-Japanese securities laws, including U.S. federal and state securities laws.

USE OF PROCEEDS

We estimate the net proceeds that we will receive from the sale of the shares in the global offering to be approximately ¥96,354 million, or ¥105,331 million if the over-allotment option is exercised in full. We intend to use the net proceeds primarily to further the following objectives:

- Financing capital expenditures related to our new 300mm wafer facility currently under construction and our existing 300mm wafer facility
- Investing in the research and development of advanced DRAM technologies

We anticipate that we will use the remaining net proceeds, if any, for general corporate purposes, including working capital and capital expenditures, investments in, or acquisition of, products or technologies or to establish joint ventures.

INFORMATION CONCERNING THE SHARES

Authorized and Issued Share Capital

As of September 30, 2004, we have authorized share capital of 284,480,000 shares, consisting of 200,000,000 shares of common stock, 4,480,000 shares of Class B stock, 40,000,000 shares of Class C stock and 40,000,000 shares of Class D stock, of which 46,000,000 shares of common stock, 4,480,000 shares of Class B stock, 8,698,000 shares of Class C stock and 5,436,400 shares of Class D stock are issued and outstanding. All of the shares of Class C and D stock will be converted into shares of common stock at a ratio of 1:1 on the date of our listing on the Tokyo Stock Exchange.

On February 27, 2004, our board of directors approved a twenty-for-one stock split of shares of all classes of capital stock resulting in the issuance of 26,980,000 new shares of common stock, 16,720,000 new shares of Class A stock, 4,256,000 new shares of Class B stock, 8,263,100 new shares of Class C stock and 5,164,580 new shares of Class D stock as of March 19, 2004 to shareholders of record at March 18, 2004. All of the outstanding shares of our Class A stock were converted into shares of common stock on May 24, 2004, and our articles of incorporation were amended on June 21, 2004 to eliminate Class A stock.

The Listing of the Shares on the Tokyo Stock Exchange

The Tokyo Stock Exchange has approved the listing of the shares. It is expected that the shares will be listed and admitted for trading on the Tokyo Stock Exchange on or about November 15, 2004. On the basis of the current information concerning the shares, we expect that the Tokyo Stock Exchange will approve the listing of the shares on the First Section.

Dividend Policy

The declaration, payment and amount of any interim dividend requires a resolution of our board of directors and the declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. We have not declared or paid any cash dividends on our capital stock in the past. We currently intend to retain our future earnings, if any, to finance research and development and increase our production capacity and do not expect to pay any dividends for the foreseeable future.

EXCHANGE RATES

The following table shows, for each period indicated, certain information concerning the exchange rates of yen for U.S. dollars, expressed in yen per $1.00, based on the average buying and selling rates of telegraphic transfers quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of 10:00 A.M. (Tokyo time) on each business day for the periods indicated:

Year ended/ending March 31,	High	Low	Average[1]	Period end
		(yen per dollar)		
2000	¥124.40	¥101.55	¥110.70	¥106.15
2001	123.90	104.30	111.19	123.90
2002	134.80	116.55	125.89	133.25
2003	133.20	115.95	121.20	120.20
2004	120.80	105.37	112.76	105.69
2005 (through November 4, 2004)	114.50	103.96	109.29	106.22

Calendar year 2004	High	Low	Average[2]	Period end
		(yen per dollar)		
January	¥107.34	¥105.70	¥106.43	¥106.08
February	109.62	105.37	106.61	109.62
March	112.12	105.56	108.77	105.69
April	110.35	103.96	107.37	110.35
May	114.50	108.81	112.66	114.29
June	111.11	107.17	109.48	108.43
July	112.12	107.81	109.41	112.12
August	111.82	109.41	110.40	109.88
September	111.40	109.13	110.07	111.05
October	111.37	106.18	109.06	106.18
November (through November 4, 2004)	106.44	106.02	106.23	106.22

Notes:

(1) Calculated by averaging the exchange rate on the last business day of each month during the respective periods.

(2) Calculated by averaging the exchange rates at the close of each business day during the relevant month.

These exchange rates are reference rates and are not the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements or other financial data contained in this offering memorandum. No representation is made that the yen or U.S. dollar amounts referred to herein have been, could have been or could be converted into U.S. dollars or yen, as the case may be, at these or any other rates.

CAPITALIZATION

The following table shows our indebtedness and total capitalization as of September 30, 2004. It also shows our capitalization as adjusted to give effect to the issuance of 31,850,000 new shares in the global offering (assuming the over-allotment option is exercised in full) for net proceeds to us of ¥105,331 million.

The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this offering memorandum.

	As of September 30 2004			
	Actual		As adjusted for the offering[5]	
	(in millions of yen and thousands of dollars)			
Short-term borrowings (including current portion of long-term debt)[1]	¥ 12,829	$ 115,525	¥ 12,829	$ 115,525
Current portion of capital lease obligations	26,377	237,524	26,377	237,524
Total	¥ 39,206	$ 353,049	¥ 39,206	$ 353,049
Long-term debt (less current portion)[1]	¥ 68,583	$ 617,587	¥ 68,583	$ 617,587
Capital lease obligations	49,416	444,989	49,416	444,989
Bonds[2]	10,000	90,050	10,000	90,050
Shareholders' equity:				
Capital stock				
Common stock 200,000,000 shares authorized; 46,000,000 shares issued (91,984,400 shares as adjusted for the new shares and conversion of Class C and D stock)	38,523	346,898	85,284	767,978
Class B stock 4,480,000 shares authorized; 4,480,000 shares issued[3]	1,950	17,560	1,950	17,560
Class C stock 40,000,000 shares authorized; 8,698,000 shares issued (zero shares as adjusted for conversion)[4]	3,786	34,093	—	—
Class D stock 40,000,000 shares authorized; 5,436,400 shares issued (zero shares as adjusted for conversion)[4]	2,366	21,306	—	—
Total capital stock	46,625	419,857	87,234	785,538
Additional paid-in capital	33,042	297,541	98,335	885,502
Retained earnings	8,043	72,427	8,043	72,427
Translation adjustments	(21)	(190)	(21)	(190)
Total shareholders' equity	87,689	789,635	193,591	1,743,277
Total capitalization	¥215,688	$1,942,261	¥321,590	$2,895,903

Notes:

(1) As of September 30, 2004, 100% of our long-term debt and short-term borrowings were unsecured.

(2) The bonds are guaranteed by UFJ Bank Limited and will mature in June 2006.

(3) All shares of Class B stock will be convertible to shares of common stock at any time after the consummation of the global offering at a conversion ratio of 1:1 (subject to anti-dilution adjustments).

(4) All shares of Class C and D stock will be converted to shares of our common stock on the date of our listing on the Tokyo Stock Exchange at a conversion ratio of 1:1.

(5) Figures reflect the conversion of all shares of Class C and D stock to shares of common stock at a conversion ratio of 1:1 and no conversion of shares of Class B stock.

(6) There has been no material change in our capitalization since September 30, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data as of and for the fiscal years ended March 31, 2001, 2002, 2003 and 2004 and the six months ended September 30, 2003 and 2004. We prepare our accounts in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. Significant differences between Japanese GAAP and U.S. GAAP are summarized in the section titled "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP". The summary consolidated financial data as of and for the fiscal years ended March 31, 2003 and 2004 are derived from our audited consolidated financial statements, which begin on page F-1 of this offering memorandum. The summary consolidated financial data as of and for the fiscal years ended March 31, 2001 and 2002 are derived from our unaudited consolidated financial statements not included in this offering memorandum. The summary consolidated financial data as of and for the six months ended September 30, 2003 and 2004 are derived from our unaudited semiannual consolidated financial statements included in this offering memorandum. The data below should be read together with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this offering memorandum.

	As of or for the year ended March 31,				As of or for the six months ended September 30,		
	2001	2002	2003	2004	2003	2004	
	(unaudited)	(unaudited)			(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars, except per share data)						
Statement of Operations Data:							
Net sales	¥ 29,691	¥ 78,270	¥ 63,235	¥100,441	¥ 41,401	¥100,162	$ 901,954
Cost of sales	27,848	74,104	58,137	99,649	45,764	74,192	668,095
Gross profit	1,843	4,166	5,098	792	(4,363)	25,970	233,859
Selling, general and administrative expenses	2,428	29,250	28,929	27,231	13,315	17,635	158,803
Operating income (loss)	(585)	(25,084)	(23,831)	(26,439)	(17,678)	8,335	75,056
Other income (expense)	(402)	(1,081)	(2,100)	911	205	(1,299)	(11,697)
Income (loss) before income taxes	(987)	(26,165)	(25,931)	(25,528)	(17,473)	7,036	63,359
Income taxes	(239)	399	154	1,337	124	532	4,791
Net income (loss)	(748)	(26,564)	(26,085)	(26,865)	(17,597)	6,504	58,568
Net income (loss) per share[(1)]	(18,710.12)	(87,554.39)	(21,925.50)	(524.36)	(9,135.27)	100.65	0.91
Cash dividends per share	—	—	—	—	—	—	—
Balance Sheet Data:							
Current assets	¥ 28,075	¥ 34,511	¥ 27,389	¥167,481	¥ 124,141	¥155,740	$1,402,432
Property, plant and equipment (net of depreciation)	517	18,593	60,607	124,281	66,378	182,979	1,647,717
Total assets	32,139	57,084	96,596	300,599	198,758	348,620	3,139,307
Current liabilities	30,916	47,184	48,746	127,913	83,007	130,639	1,176,398
Short-term borrowings	360	7,100	11,650	5,674	1,274	—	—
Current portion of long-term debt	—	—	—	6,216	1,488	12,829	115,525
Long-term liabilities	8	212	5,278	91,631	33,426	130,292	1,173,274
Long-term debt	—	—	—	46,184	20,912	78,583	707,637
Capital lease obligations	—	202	2,963	42,634	10,487	49,416	444,989
Shareholders' equity	1,215	9,688	42,572	81,055	82,325	87,689	789,635
Other Financial Data:							
Research and development costs	¥ 454	¥ 22,534	¥ 20,330	¥ 20,891	¥ 10,055	¥ 11,030	$ 99,325
Capital expenditures	2,125	19,491	46,217	99,332	21,232	73,468	661,576
Depreciation and amortization	45	794	3,261	15,778	5,166	14,133	127,267

Note:

(1) Net income (loss) per share information is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period

UNAUDITED SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited semiannual consolidated financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP, and have been compiled based on the unaudited semiannual consolidated financial statements prepared by us as required by the SEL. The financial statements below should be read together with the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this offering memorandum. These financial statements are incomplete, as some information typically contained in the notes to our unaudited semiannual consolidated financial statements has been omitted. Some, but not all, of this omitted information has been included in "Management's Discussion and Analysis of Financial Condition and Results of Operations". We believe that the unaudited semiannual consolidated financial statements presented below, taken together with the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", present fairly our financial condition, results of operations, cash flows and changes in shareholders' equity as of the dates and for the periods presented.

Consolidated Balance Sheet

	September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Assets			
Current assets:			
Cash and cash equivalents	¥ 66,122	¥ 74,554	$ 671,355
Notes and accounts receivable, trade	15,313	39,945	359,703
Allowance for doubtful accounts	(18)	(33)	(297)
Inventories	17,660	29,536	265,970
Accounts receivable, other	21,433	6,985	62,900
Other current assets	3,631	4,753	42,801
Total current assets	124,141	155,740	1,402,432
Property, plant and equipment:			
Buildings and structures	14,975	27,384	246,592
Machinery and equipment	41,725	152,862	1,376,515
Furniture and fixtures	1,767	7,644	68,834
Land	—	3,952	35,587
Construction in progress	14,315	19,419	174,867
	72,782	211,261	1,902,395
Accumulated depreciation	(6,404)	(28,282)	(254,678)
Property, plant and equipment, net	66,378	182,979	1,647,717
Investments and other assets:			
Investment in affiliated company	359	—	—
Goodwill	2,543	2,212	19,919
Software	3,777	5,828	52,481
Long-term prepaid expenses	1,347	1,143	10,293
Other assets	213	718	6,465
Total investments and other assets	8,239	9,901	89,158
Total assets	¥198,758	¥348,620	$3,139,307

See accompanying notes.

	September 30, 2003 (unaudited)	September 30, 2004 (unaudited)	
	(in millions of yen and thousands of dollars)		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term borrowings	¥ 1,274	¥ —	$ —
Current portion of long-term debt	1,488	12,829	115,525
Current portion of obligation under capital leases	4,800	26,377	237,524
Accounts payable, trade	49,045	29,323	264,052
Accounts payable, other	20,590	54,804	493,507
Other current liabilities	5,810	7,306	65,790
Total current liabilities	83,007	130,639	1,176,398
Long-term liabilities:			
Long-term debt	10,912	68,583	617,587
Bond	10,000	10,000	90,050
Obligation under capital leases	10,487	49,416	444,989
Other long-term liabilities	2,027	2,293	20,648
Total long-term liabilities	33,426	130,292	1,173,274
Commitments			
Shareholders' equity:			
Common stock:			
Authorized 2003 — 10,000,000 shares			
2004 — 200,000,000 shares			
Issued 2003 — 1,420,000 shares	54,000		
2004 — 46,000,000 shares		38,523	346,898
Class A stock:			
Authorized 2003 — 880,000 shares			
Issued 2003 — 880,000 shares	22,000		
Class B stock:			
Authorized 2003 — 224,000 shares			
2004 — 4,480,000 shares			
Issued 2003 — 224,000 shares	5,600		
2004 — 4,480,000 shares		1,950	17,560
Class C stock:			
Authorized 2003 — 2,000,000 shares			
2004 — 40,000,000 shares			
Issued 2003 — 424,900 shares	10,622		
2004 — 8,698,000 shares		3,786	34,093
Class D stock:			
Authorized 2003 — 2,000,000 shares			
2004 — 40,000,000 shares			
Issued 2003 — 120,420 shares	3,010		
2004 — 5,436,400 shares		2,366	21,306
Additional paid-in capital	58,233	33,042	297,541
Retained earnings	(71,061)	8,043	72,427
Translation adjustments	(79)	(21)	(190)
Total shareholders' equity	82,325	87,689	789,635
Total liabilities and shareholders' equity	¥198,758	¥348,620	$3,139,307

See accompanying notes.

Consolidated Statements of Operations

	Six months ended September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Net sales	¥41,401	¥100,162	$901,954
Cost of sales	45,764	74,192	668,095
Gross profit (loss)	(4,363)	25,970	233,859
Selling, general and administrative expenses	13,315	17,635	158,803
Operating income (loss)	(17,678)	8,335	75,056
Other income (expense):			
Interest income	5	33	297
Interest expense	(113)	(1,396)	(12,571)
Foreign exchange gains (losses)	56	(134)	(1,207)
Stock issuance costs	(186)	—	—
Equity in earnings of affiliated company	67	—	—
Local government subsidy	500	—	
Prior year's consumption tax	—	207	1,864
Other expense, net	(124)	(9)	(80)
	205	(1,299)	(11,697)
Income (loss) before income taxes	(17,473)	7,036	63,359
Income taxes:			
Current	119	646	5,818
Deferred	5	(114)	(1,027)
	124	532	4,791
Net income (loss)	¥(17,597)	¥6,504	$ 58,568

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

	September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Common stock:			
Balance at beginning of period	¥ 44,500	¥ 30,862	$ 277,911
Issuance of stock	9,500	—	—
Conversion to common stock	—	7,661	68,987
Balance at end of period	¥ 54,000	¥ 38,523	$ 346,898
Class A stock:			
Balance at beginning of period	¥ 22,000	¥ 7,661	$ 68,987
Conversion to common stock	—	(7,661)	(68,987)
Balance at end of period	¥ 22,000	¥ —	$ —
Class B stock:			
Balance of beginning of period	¥ —	¥ 1,950	$ 17,560
Issuance of stock	5,600	—	—
Balance at end of period	¥ 5,600	¥ 1,950	$ 17,560
Class C stock:			
Balance at beginning of period	¥ —	¥ 3,786	$ 34,093
Issuance of stock	10,622	—	—
Balance at end of period	¥ 10,622	¥ 3,786	$ 34,093
Class D stock:			
Balance at beginning of period	¥ —	¥ 2,366	$ 21,306
Issuance of stock	3,010	—	—
Balance at end of period	¥ 3,010	¥ 2,366	$ 21,306
Additional paid-in capital:			
Balance at beginning of period	¥ 29,500	¥ 62,268	$ 560,720
Issuance of stock	28,733	—	—
Stock reduction	—	(29,226)	(263,179)
Balance at end of period	¥ 58,233	¥ 33,042	$ 297,541
Retained earnings:			
Balance at beginning of period	¥(53,464)	¥(27,687)	$(249,320)
Appropriation by stock reduction	—	29,226	263,179
Net income (loss)	(17,597)	6,504	58,568
Balance at end of period	¥(71,061)	¥ 8,043	$ 72,427
Translation adjustments:			
Balance at beginning of period	¥ 36	¥ (152)	$ (1,369)
Net change in the period	(115)	131	1,179
Balance at end of period	¥ (79)	¥ (21)	$ (190)

See accompanying notes.

Consolidated Statements of Cash Flows

	Six months ended September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Operating activities			
Income (loss) before income taxes	¥(17,473)	¥7,036	$ 63,359
Depreciation and amortization	5,166	14,133	127,267
Decrease in allowance for returns	(62)	—	—
Increase in allowance for inventory evaluation	106	4	36
Increase in accrued bonus	153	311	2,801
Interest income	(5)	(33)	(297)
Interest expense	113	1,396	12,571
Foreign exchange (gains) losses	292	(752)	(6,772)
Equity in earnings of affiliated company	(67)	—	—
Increase in receivables, trade	(7,843)	(13,515)	(121,702)
Increase in inventories	(10,253)	(5,043)	(45,412)
Increase in accounts receivable, other	(14,680)	(3,071)	(27,654)
Increase in payables, trade	26,564	4,723	42,530
Increase (decrease) in accounts payable, other	(27)	718	6,466
Other	1,757	(6,863)	(61,802)
Subtotal	(16,259)	(956)	(8,609)
Interest received	5	34	306
Interest paid	(106)	(1,375)	(12,382)
Income taxes paid	(112)	(486)	(4,376)
Net cash used in operating activities	(16,472)	(2,783)	(25,061)
Investing activities			
Purchase of property, plant and equipment	(11,634)	(78,194)	(704,133)
Proceeds from sales of property, plant and equipment	152	—	—
Purchases of intangible assets	(153)	(2,333)	(21,009)
Other	(99)	(195)	(1,765)
Net cash used in investing activities	(11,734)	(80,722)	(726,898)
Financing activities			
Net decrease in short-term borrowings	(10,361)	(5,697)	(51,301)
Proceeds from long-term debt	12,400	41,000	369,203
Repayments of long-term debt	—	(1,988)	(17,902)
Proceeds from issuance of stock	57,281	—	—
Proceeds from issuance of bond	9,904	—	—
Proceeds from sale and lease-back transactions	22,383	25,869	232,949
Repayments of obligation under capital leases	(1,167)	(11,893)	(107,096)
Net cash provided by financing activities	90,440	47,291	425,853
Effect of exchange rate changes on cash and cash equivalents	(152)	213	1,919
Net increase (decrease) in cash and cash equivalents	62,082	(36,001)	(324,187)
Cash and cash equivalents at beginning of period	4,040	110,555	995,542
Cash and cash equivalents at end of period	¥66,122	¥74,554	$ 671,355

See accompanying notes.

The data in the following notes as of and for the six months ended September 30, 2003 and 2004 are unaudited.

Notes:

(1) ***Selling, general and administrative expenses***

Major components of selling, general and administrative expenses were as follows:

	Six months ended September 30,		
	2003	2004	
	(in millions of yen and thousands of dollars)		
Payroll and bonuses	¥1,697	¥2,506	$ 22,566
Provision for bonus accrual	648	902	8,122
Subcontractor fees	3,976	4,535	40,837
Rent expenses	715	831	7,483
Depreciation and amortization	876	1,354	12,193
Prototype	2,310	2,380	21,433
Others	3,093	5,127	46,169
Total	¥13,315	¥17,635	$158,803

(2) ***Operating lease transactions***

At September 30, 2003 and 2004, we had operating leases with minimum rental commitments as follows:

	September 30,		
	2003	2004	
	(in millions of yen and thousands of dollars)		
Due within 1 year	¥19,212	¥13,334	$120,072
Due over 1 year	21,151	15,171	136,614
Total	¥40,363	¥28,505	$256,686

(3) ***Derivative financial instruments***

Classification	Description	September 30, 2003 Notional amount	Fair value	Gain (loss)
		(in millions of yen)		
Transactions other than market transactions	Forward foreign exchange contract:			
	Buying:			
	U.S. dollar	¥ 821	¥ 810	¥ (11)
	Total			¥ (11)

Classification	Description	September 30, 2004 Notional amount	Fair value	Gain (loss)
		(in millions of yen)		
Transactions other than market transactions	Forward foreign exchange contract:			
	Selling:			
	U.S. dollar	¥ 18,087	¥ 18,243	¥ (156)
	Buying:			
	U.S. dollar	3,490	3,493	3
	Total			¥ (153)

Classification	Description	September 30, 2004 Notional amount	Fair value	Gain (loss)
		(in thousands of dollars)		
Transactions other than market transactions	Forward foreign exchange contract:			
	Selling:			
	U.S. dollar	$162,873	$164,277	$(1,404)
	Buying:			
	U.S. dollar	31,427	31,454	27
	Total			$(1,377)

In the above tables, fair value at September 30, 2003 and 2004 is calculated by market quotation. The tables exclude derivatives accounted for as hedge instruments.

(4) *Commitments*

Commitments outstanding at September 30, 2004 for the purchase of property, plant and equipment was ¥20,212 million ($182,008 thousand), of which ¥5,189 million ($46,727 thousand) was subject to sale and lease-back agreements or sale and installment payment agreements.

(5) *Geographical segment information*

	Six months ended September 30, 2003					
	Japan	Asia	Europe	Total	Eliminations	Consolidated
	(in millions of yen)					
Sales and operating income:						
Sales to third parties	¥ 24,329	¥13,237	¥3,835	¥ 41,401	¥ —	¥ 41,401
Inter-segment sales and transfers	13,723	65	91	13,879	(13,879)	—
Total sales	38,052	13,302	3,926	55,280	(13,879)	41,401
Operating expenses	56,301	12,784	3,852	72,937	(13,858)	59,079
Operating income (loss)	¥(18,249)	¥ 518	¥ 74	¥(17,657)	¥ (21)	¥(17,678)

	Six months ended September 30, 2004						
	Japan	Asia	Europe	North America	Total	Eliminations	Consolidated
	(in millions of yen)						
Sales and operating income:							
Sales to third parties	¥ 37,919	¥ 23,015	¥ 7,368	¥ 31,860	¥ 100,162	¥ —	¥100,162
Inter-segment sales and transfers	56,735	795	21	100	57,651	(57,651)	—
Total sales	94,654	23,810	7,389	31,960	157,813	(57,651)	100,162
Operating expenses	88,629	23,253	7,218	30,321	149,421	(57,594)	91,827
Operating income	¥ 6,025	¥ 557	¥ 171	¥ 1,639	¥ 8,392	¥ (57)	¥ 8,335

	Six months ended September 30, 2004						
	Japan	Asia	Europe	North America	Total	Eliminations	Consolidated
	(in thousands of dollars)						
Sales and operating income:							
Sales to third parties	$341,459	$207,249	$66,348	$286,898	$ 901,954	$ —	$901,954
Inter-segment sales and transfers	510,896	7,159	189	900	519,144	(519,144)	—
Total sales	852,355	214,408	66,537	287,798	1,421,098	(519,144)	901,954
Operating expenses	798,100	209,392	64,998	273,039	1,345,529	(518,631)	826,898
Operating income	$ 54,255	$ 5,016	$ 1,539	$ 14,759	$ 75,569	$ (513)	$ 75,056

Major countries or areas included in each segment other than Japan are as follows:

Asia:	Hong Kong, Singapore, Taiwan
Europe:	Germany
North America:	United States

North America is not included for the six months ended September 30, 2003 as Elpida (USA) was not a consolidated subsidiary for purposes of our statement of operations during that period.

(6) *Overseas sales*

	Six months ended September 30, 2003			
	North America	Asia	Europe	Total
	(in millions of yen)			
Overseas sales	¥16,801	¥14,880	¥4,405	¥36,086
Consolidated sales	—	—	—	41,401
Percentage of overseas sales over consolidated sales	40.6%	35.9%	10.7%	87.2%

	Six months ended September 30, 2004			
	North America	Asia	Europe	Total
	(in millions of yen)			
Overseas sales	¥31,732	¥23,015	¥7,368	¥62,115
Consolidated sales				100,162
Percentage of overseas sales over consolidated sales	31.7%	23.0%	7.3%	62.0%

	Six months ended September 30, 2004			
	North America	Asia	Europe	Total
	(in thousands of dollars)			
Overseas sales	$285,745	$207,249	$66,349	$559,343
Consolidated sales				901,954
Percentage of overseas sales over consolidated sales	31.7%	23.0%	7.3%	62.0%

Major countries or areas included in each segment except for Japan are as follows.

North America:	United States
Asia:	Taiwan, Hong Kong, Singapore
Europe:	Europe

Overseas sales represent our sales to customers located in countries or areas outside of Japan.

(8) ***Amounts per share***

	September 30,		
	2003	2004	
Shareholders' equity per share	¥21,814.27	¥1,037.11	$9.34
Net income (loss) per share	(9,135.27)	100.65	0.91

Basis for calculation of net income (loss) per share is as follows:

	Six months ended September 30,		
	2003	2004	
	(in millions of yen and thousands of dollars)		
Net income (loss)	¥(17,597)	¥6,504	$58,568
Amount not attributable to common stock	—	—	—
Net income (loss) attributable to common stock	¥(17,597)	¥6,504	$58,568
Average number of shares outstanding during the year (thousand shares)	1,926	64,614	

In calculation of shareholders' equity per share, the issued balance of Class C and Class D stock, of which rights for asset distribution has priority over common stock, was excluded from the balance of shareholders' equity.

On March 19, 2004, we completed a twenty-for-one stock split. The above per share amounts for the six months ended September 30, 2004 have been calculated to reflect the stock split. Had we reflected the stock split, shareholders' equity per share and net loss per share for the six months ended September 30, 2003 would have been ¥1,090.71 ($9.82) and ¥456.76 ($4.11), respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial data presented for the fiscal years ended March 31, 2003 and 2004 are derived from our audited consolidated financial statements which, together with their notes, are included elsewhere in this offering memorandum. Financial data presented for the six months ended September 30, 2003 and 2004 are derived from our unaudited semiannual consolidated financial statements which, together with their notes, are included elsewhere in this offering memorandum. Prospective investors should read the following discussion of the financial condition and results of operations together with such financial statements and related notes. All quarterly and semiannual financial data are presented on an unaudited basis. This section contains forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Forward-Looking Statements" and "Risk Factors".

Overview

General

We design, develop, manufacture and sell DRAM products for use in workstations, servers, mobile phones, digital consumer electronics and personal computers. We also provide foundry services for the manufacture of memory and other semiconductor products. We manage our business and measure our results of operations based on a single business segment.

The ongoing rapid technological development of DRAM products requires us to continue to devote significant resources in research and development to maintain the technological competitiveness of our advanced DRAM products. It is also important that we make significant investments in state-of-the-art manufacturing equipment to manufacture advanced DRAM products in quantities that allow us to recover the research and development, depreciation and other expenses that we incur.

We were formed in December 1999 as a joint venture between NEC and Hitachi into which substantially all of the DRAM operations of the two companies were to be gradually transferred. See "— Historical Development and Results of Operations" and "Our Formation and Development". Until January 2003, we did not own any manufacturing facility, and after the transfer of substantially all of NEC's and Hitachi's DRAM sales functions to us in February 2001, we relied on NEC and Hitachi to supply us the DRAM products and DRAM wafers that we sold to our customers. The limitation on the volume of DRAM products that we were able to purchase from NEC and Hitachi led to our sales volume being too low for the gross margins related to such sales to be able to support our research and development and other selling, general and administrative expenses. This led to our incurrence of operating and net losses.

In response to this situation, we began developing our own manufacturing capacity for DRAM wafers and constructed a state-of-the-art 300mm wafer facility on land leased from NEC Hiroshima, which began commercial operation in January 2003. Since then, we have expanded, and are continuing to expand, the capacity of this manufacturing facility. In addition, we began in September 2003 to lease and operate NEC Hiroshima's 200mm wafer facility, which NEC had been using mostly to manufacture DRAM wafers related to its supply of DRAM products to us. We completed the purchase of this 200mm wafer facility from NEC Hiroshima on September 30, 2004. Following this purchase, we currently own and operate one 300mm wafer facility and one 200mm wafer facility to manufacture DRAM wafers for our advanced DRAM products. We have also entered into outsourcing arrangements with foreign foundries to procure commodity DRAM products which we sell under our own brand at competitive prices.

This development and expansion of our manufacturing capacity, together with the outsourcing arrangements with foreign foundries, has enabled us to provide our customers with DRAM products developed through our research and development activities more efficiently and in larger volumes than we previously could. Although we incurred net losses through the three months ended December 31, 2003 due mainly to increased depreciation and amortization costs relating to the significant investments related to our 300mm wafer facility, we recorded net income of ¥490 million, ¥2,302 million and ¥4,202 million for the three months ended March 31, June 30 and September 30, 2004, respectively.

The significant expansion of the manufacturing capacity of our 300mm wafer facility has been a key factor in the improvement in our results of operations. The initial manufacturing capacity of our 300mm wafer facility when it first commenced commercial operation in January 2003 was 3,000 300mm wafers (equivalent to approximately 6,900 200mm wafers) per month. After significant investments in manufacturing equipment, the manufacturing capacity of this facility is currently 29,000 300mm wafers (equivalent to approximately 66,700

200mm wafers) per month. We have also expanded the manufacturing capacity of our 200mm wafer facility from 29,700 200mm wafers per month when we first began to lease and operate the facility in September 2003 to the current capacity of 41,300 200mm wafers per month. We plan to continue to invest in our 300mm wafer facility, and we are currently constructing a new 300mm wafer facility. See "— Factors that Affect Our Results of Operations — Manufacturing Capacity".

Historical Development and Results of Operations

Because we have acquired the DRAM operations of NEC and Hitachi in a number of separate phases, the nature of our results of operations has changed significantly over time, making comparisons between periods difficult. The following chart describes the principal changes over the five phases of our evolution in terms of net sales and cost of sales:



Fiscal year ended March 31, 2001
Fiscal year ended March 31, 2002
Fiscal year ended March 31, 2003
Fiscal year ended March 31, 2004
Fiscal year ending March 31, 2005
Phase I April 2000 to January 2001
Phase II February 2001 to October 2002
Phase III November 2002 to August 2003
Phase IV September 2003 to September 2004
Phase V October 2004 ~
Net sales
Research and development services to NEC and Hitachi
Sales of our DRAM products to our customers
Foundry services
Cost of sales
Research and development costs(1)
Costs related to manufacturing DRAM wafers at our 300mm wafer facility from January 2003
Cost of purchases of DRAM products from NEC(2)
Cost of purchases of DRAM wafers from NEC Hiroshima(3)
Costs related to manufacturing DRAM wafers at our 200mm wafer facility
Cost of purchases of DRAM products from Hitachi(2)
Cost of purchases of DRAM products from affiliates of Hitachi(3)
Cost of purchases of DRAM products from PSC(4) and SMIC(5)
Cost of outsourcing the back-end process for DRAM products

Notes:

(1) Research and development costs were recorded as selling, general and administrative expenses beginning February 2001.

(2) Purchase price is equal to our sales price to customers minus a margin.

(3) Purchase price is equal to the supplier's manufacturing costs plus a margin.

(4) Purchase price is based on market prices minus a margin.

(5) Purchases from SMIC are scheduled to begin in the fourth quarter of the fiscal year ending March 31, 2005. Purchase price will be based on a formula that takes factors such as SMIC's costs and market price levels into account.

We purchased on September 30, 2004 substantially all of the assets owned by NEC Hiroshima, which we had previously leased. For information regarding the impact of this purchase on our future results of operations, see "— Recent Developments and Outlook — Our Purchase of the Assets of NEC Hiroshima".

Until recently, most of our employees were seconded from NEC and Hitachi. By April 1, 2004, almost all of the managerial level secondees from NEC and Hitachi had been transferred to us to become our direct employees. On October 1, 2004, most of the other seconded employees, including almost all of such seconded employees to which we extended an offer for transfer, were transferred to us. Treatment of payroll and bonuses related to seconded employees and direct employees for purposes of our statement of operations is the same, and we do not expect any material change in our personnel expenses as a result of these transfers.

Factors that Affect Our Results of Operations

Net Sales

Net sales consist of our net sales of DRAM products and, beginning September 2003, net sales related to our provision of foundry services. Net sales are generally a factor of unit prices and the volume of units sold. Unit prices vary depending on the type of product and are affected by the market environment. See "— Application Markets and DRAM Product Prices" and "— Cyclicality and Volatility of the DRAM Market". The volume of units we sell is generally determined by the level of demand for our products, which in turn is affected by levels of demand for our customers' products, such as workstations, servers, mobile phones, digital consumer electronics and personal computers, and by the effectiveness of our sales and marketing activities. See "— Cyclicality and Volatility of the DRAM Market". In periods during which demand for our products exceeds our production volume, the volume of our unit sales is primarily limited by our production, including both in-house production and production by our foundry service providers such as PSC. Production varies based on the maximum capacity and manufacturing efficiency of our facilities and those of our foundry service providers as well as contractual limits on our outsourcing volume to foundry service providers. See "— Manufacturing Capacity", "— Manufacturing Efficiency" and "— Outsourcing to Foundries and Purchases of Finished DRAM Products".

We divide our net sales of DRAM products into three categories by allocating net sales of each specific type and configuration of DRAM product to the application market which, in our best estimate, represents the most common application for that type and configuration of DRAM product. The three application markets are: workstations and servers; mobile phones and digital consumer electronics; and personal computers. These application markets generally have distinctive pricing, market trends and sales practices, and dividing our net sales by these application markets aids us in the management of our business. The following tables show a breakdown of our net sales of DRAM products by application market, as well as net sales from our foundry services, for the fiscal years ended March 31, 2003 and 2004 and the six months ended September 30, 2003 and 2004:

	Six months ended September 30,				
	2003		2004		
	(unaudited)		(unaudited)		
	(in millions of yen and thousands of dollars, except percentages)				
Workstations and servers	¥14,846	35.8%	¥ 17,969	17.9%	$161,810
Mobile phones and digital consumer electronics	8,021	19.4	30,843	30.8	277,740
Personal computers	17,178	41.5	41,125	41.1	370,329
Foundry services and others(1)	1,356	3.3	10,225	10.2	92,075
Total net sales	¥41,401	100.0%	¥100,162	100.0%	$901,954

	Year ended March 31,			
	2003		2004	
	(unaudited)		(unaudited)	
	(in millions of yen, except percentages)			
Workstations and servers	¥25,542	40.4%	¥ 24,143	24.0%
Mobile phones and digital consumer electronics	7,935	12.5	21,692	21.6
Personal computers	28,926	45.8	40,281	40.1
Foundry services and others(1)	832	1.3	14,325	14.3
Total net sales	¥63,235	100.0%	¥100,441	100.0%

Note:

(1) Almost all of our net sales within foundry services and others consists of net sales from our foundry services. Foundry services and others also includes net sales related to our provision of product development services.

Application Markets and DRAM Product Prices

Relative price levels of DRAM products vary depending on the application market. In recent years, our average selling prices per bit of memory capacity for DRAM products for the mobile phones and digital consumer electronics market and the workstations and servers market have each been significantly higher than that of commodity DRAM spot market prices. The average selling price for our DRAM products is higher than market price levels for commodity DRAM products generally because of the higher prices of our DRAM products for the mobile phones and digital consumer electronics market and the workstations and servers market. The higher prices compared to commodity DRAM products generally reflect the technically advanced or optimized nature of these "Premier DRAM" products*. We believe that our "Premier DRAM" products* will continue to command a premium, on a per-bit basis, over commodity DRAM products in the near term.

Additionally, our average selling prices for DRAM products for the mobile phones and digital consumer electronics market, and to a lesser extent DRAM products for the workstations and servers market, have generally been less volatile compared to commodity DRAM spot market prices. As a result, the premium for our DRAM products for these markets over commodity DRAM spot market prices has generally increased during periods in which commodity DRAM spot market prices were falling and decreased during periods in which such prices were rising.

In the fiscal years ended March 31, 2003 and 2004, the average selling price, defined as the average price per 256Mb of memory capacity of our DRAM products (including both commodity DRAM products and "Premier DRAM" products*) that we, including Elpida (USA), sell during the relevant period, for our DRAM products that we sold was 42% and 48% higher than that of the average price, as reported by DRAMeXchange, of 256Mb SDRAM and 256Mb DDR SDRAM products, respectively, which were the main commodity DRAM products sold on the spot market in the respective years. The average selling price for our DRAM products for the six months ended September 30, 2004 was 30% higher than that of the average selling price, as reported by DRAMeXchange, of 256Mb DDR SDRAM products.

On a quarterly basis, the difference between the average selling price for our DRAM products over commodity DRAM spot market prices decreased substantially in the three months ended September 30, 2003, coinciding with the rise in commodity DRAM spot market prices during the same period. This premium increased for the three months ended December 31, 2003, followed by a decrease in the three months ended March 31, 2004 and June 30, 2004, and has been relatively stable during the three months ended September 30, 2004.

One of our key strategic focuses during the fiscal year ended March 31, 2004 and the six months ended September 30, 2004 has been to increase sales other than sales of DRAM products to the personal computers market. This consists mainly of sales to the workstations and servers market and the mobile phones and digital consumer electronics market. Net sales in the fiscal year ended March 31, 2004 other than net sales to the personal computers market increased ¥25,851 million, or 75.3%, to ¥60,160 million compared to the previous year. Similarly, net sales in the six months ended September 30, 2004 other than net sales to the personal computers market increased ¥34,814 million, or 143.7%, to ¥59,037 million compared to the corresponding period in the previous year.

Specifically, net sales to the mobile phones and digital consumer électronics market in the fiscal year ended March 31, 2004 grew 173.4% to ¥21,692 million compared to the previous fiscal year. Net sales to such application market in the six months ended September 30, 2004 grew 284.5% to ¥30,843 million compared to the corresponding period in the previous fiscal year. These increases were due mainly to an increase in market demand related to the general increase in the functionality of mobile phones and increased demand for DRAM products for use in digital still cameras. Growth in sales to the mobile phones and digital consumer electronics market is continuing, and we plan to continue increasing the proportion of our total manufacturing capacity devoted to DRAM products for this application market.

Net sales to the workstations and servers market decreased ¥1,399 million, or 5.5%, compared to the previous fiscal year to ¥24,143 million in the fiscal year ended March 31, 2004 due mainly to a decrease in selling prices and delays in a number of our customers' production of workstations and servers which use our DRAM products despite additional validations of our DRAM products by customers. Net sales to the workstations and servers market increased ¥3,123 million, or 21.0%, to ¥17,969 million in the six months ended September 30, 2004 compared to the corresponding period in the previous fiscal year due mainly to the additional validations and the increase in production of workstations and servers by some of our customers.

Net sales from foundry services and others increased from ¥832 million in the fiscal year ended March 31, 2003 to ¥14,325 million in the fiscal year ended March 31, 2004. Similarly, such net sales increased from ¥1,356 million in the six months ended September 30, 2003 to ¥10,225 million in the six months ended September 30, 2004. These increases were mainly because we began providing foundry services at our 200mm

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

wafer facility beginning September 2003. Pricing for the foundry services we provide is generally determined based on our manufacturing costs, calculated as cost of sales plus an allocation of a portion of our selling, general and administrative costs, to which a margin is added. As a result, the price of semiconductor products that we sell in connection with our foundry services is generally less affected by minor changes in the market environment. We have recently been strengthening our sales and marketing efforts related to our foundry services. However, net sales from foundry services and others decreased ¥2,744 million, or 21.2%, in the six months ended September 30, 2004 compared to the six months ended March 31, 2004 due to a decrease in demand from our main customer.

Net sales to the personal computers market also increased from ¥28,926 million in the fiscal year ended March 31, 2003 to ¥40,281 million in the fiscal year ended March 31, 2004 due mainly to an increase in unit sales as a result of our commencing purchases of DRAM products from PSC in April 2003. Similarly, net sales to such application market increased from ¥17,178 million in the six months ended September 30, 2003 to ¥41,125 million in the six months ended September 30, 2004 due mainly to an increase in unit sales as a result of increases in our purchases from PSC.

Manufacturing Capacity

Manufacturing capacity is generally determined by the number of manufacturing equipment units within a manufacturing facility, which can only be increased to the extent the floor space of the facility allows, as well as by the capacity ratings of such manufacturing equipment. We determine our manufacturing capacity based on the capacity ratings given by manufacturers of our equipment applied to 24 hours-a-day, seven days-a-week operation, adjusted for, among other factors, expected down time due to maintenance and increases in capacity based on our specific efficiency-enhancing measures such as reductions in set-up time from the assumed set-up time used by the manufacturers of the equipment in determining their capacity ratings. We include capacity used to manufacture prototypes in connection with our research and development activities in determining the total manufacturing capacity of our 300mm wafer facility.

We rely on our own manufacturing facilities for almost all of our production capacity for DRAM wafers for the workstations and servers market and the mobile phones and digital consumer electronics market. We generally operate our manufacturing facilities at full capacity, and demand for our DRAM products from these application markets has generally exceeded our manufacturing capacities during the fiscal years ended March 31, 2003 and 2004 and the six months ended September 30, 2004. As a result, the manufacturing capacity of our facilities significantly affected our net sales related to these application markets during these periods and will continue to do so if current trends in demand for our DRAM products from these application markets continue. Because the time between commencement of manufacture of a DRAM wafer and our delivery to the customer is generally several months, there is a corresponding delay before changes in manufacturing capacity affect our net sales. The following table shows our historical and planned average monthly manufacturing capacity levels, in wafers, for the three-month periods indicated:

	Average monthly manufacturing capacity for the three months ended/ending							
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004 (plan)[1]	March 31, 2005 (plan)[1]
	(wafers)							
300mm wafer facility	3,000	5,200	12,600	18,200	23,100	27,300[2]	27,500[2]	27,300[2]
200mm wafer equivalent	6,900	12,000	29,000	41,900	53,100	62,800[2]	63,300[2]	62,800[2]
200mm wafer facility	—[3]	29,700[3]	31,100	34,100	40,200	41,000	42,700	44,000
Total (in 200mm wafers)	6,900	41,700	60,100	76,000	93,300	103,800	106,000	106,800

Notes:

(1) Our planned manufacturing capacity levels shown in the above table may differ from actual future capacity levels due to unexpected difficulties in executing our expansion plans, changes in our expansion plans as we periodically reevaluate these plans based on capacity levels achieved or other factors.

(2) The monthly manufacturing capacity of our 300mm wafer facility for September 2004 was 29,000 300mm wafers, which is equal to approximately 66,700 200mm wafers. Our planned average monthly manufacturing capacity figures for the three months ending December 31, 2004 and March 31, 2005 shown in the table above were determined prior to September 2004. Although we do not expect any material decline in the manufacturing capacity of such facility during the six months ending March 31, 2005 compared to its monthly manufacturing capacity for September 2004, we have not reevaluated our planned monthly manufacturing capacity figures for those periods to take into account the capacity levels we achieved in September 2004.

(3) We did not operate the 200mm wafer facility prior to September 2003, but instead purchased from NEC Hiroshima DRAM wafers manufactured in the 200mm wafer facility then operated by NEC Hiroshima. We succeeded NEC Hiroshima in the operation of the 200mm wafer facility on September 1, 2003. 29,700 wafers per month for the three months ended September 30, 2003 represents the facility's manufacturing capacity for the month of September 2003.

We have no plans for any substantial increase of the capacity of our 300mm wafer facility after the current fiscal year, as the maximum capacity supportable based on the floor space of our 300mm wafer facility, and the current capacity specifications of the equipment that we use, is approximately 30,000 wafers per month. We recently began construction of a new 300mm wafer facility at which we plan to commence commercial operation in the second half of the fiscal year ending March 31, 2006 based on 0.08 micron process technology at an initial capacity of several thousand wafers per month. We plan to increase the manufacturing capacity of the new 300mm wafer facility over several years following its commencement of commercial operation up to a maximum manufacturing capacity of 60,000 wafers per month, based on the planned floor space of the facility and the capacity specifications of the equipment that we expect to use. However, we may not expand to this level of capacity depending on future market conditions and other factors. See "Business — Manufacturing". We cannot assure you that we will succeed in completing this facility on this time table or that we will be able to utilize the available capacity at this facility to the extent or at the manufacturing yield levels that we currently anticipate.

Cyclicality and Volatility of the DRAM Market

DRAM product prices and demand are generally highly cyclical due to factors such as:

- cyclicality in demand for personal computers and other electronic products that use DRAM products as components, which are in turn affected by general economic trends, timing of introduction of new electronic products and other factors
- the tendency of prices for newer types of DRAM products to decline over time due to increasing supply as DRAM manufacturers expand manufacturing capacity for such products
- increases in average DRAM sales prices as one generation of commodity DRAM product shifts to the next generation of commodity DRAM product

Prices are also highly volatile due to factors such as:

- sudden changes in the supply of, or demand for, DRAM products
- seasonal changes in demand for DRAM products

Such cyclicality and volatility significantly affect the net sales and profitability of DRAM manufacturers, including us, particularly with respect to commodity DRAM products. While the total worldwide DRAM market declined significantly in 2001, it has been growing generally since then. Gartner Dataquest estimates that the total worldwide DRAM market in calendar 2001, 2002 and 2003 was $11.6 billion, $15.5 billion and $17.5 billion, respectively, and projects annual growth of 54.4% between 2003 and 2004 and 9.8% between 2004 and 2005. Market prices for commodity DRAM products also declined significantly during 2001, and while prices partially recovered in the beginning of 2002, they again declined from late 2002 through early 2003 and, taken as a whole, have since been generally stable. A significant portion of the world's commodity DRAM products is sold on the DRAM spot market. We sell most of our commodity DRAM products based on contract sales. Prices for our DRAM products based on contract sales generally have less short-term volatility than the DRAM spot market but generally follow pricing trends of the DRAM spot market. See "Industry Background and Our Opportunities" for information regarding market prices of commodity DRAM products.

With respect to our "Premier DRAM" products*, because they are used in workstations, servers, mobile phones and digital consumer electronics, changes in demand for such electronic equipment generally affect our net sales and profitability. While prices of such "Premier DRAM" products* are to some extent affected by trends in the price of commodity DRAM products, the markets for our "Premier DRAM" products* are generally not as cyclical and volatile as the market for commodity DRAM products. This is mainly because the markets for workstations, servers, mobile phones and digital consumer electronics are generally less cyclical and volatile compared to the market for personal computers. In addition, in contrast to commodity DRAM products, which are generally interchangeable even if they are made by different manufacturers, our "Premier DRAM" products* used in workstations, servers, mobile phones and digital consumer electronics are generally optimized for the specific customer and cannot be replaced with DRAM products by other manufacturers. As a result, we sell such "Premier DRAM" products* based on contract sales, and sales prices based on such contracts are generally more stable compared to our sales prices of commodity DRAM products. See "Industry Background and Our Opportunities".

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

Costs and Expenses

Cost of sales

Due to the significant investments in manufacturing equipment required for the manufacture of DRAM products and the relatively low cost of raw materials, an increase in net sales within existing manufacturing capacity limits during a given period will, all else being equal, result in a lower percentage increase in cost of sales and an improvement in operating margin.

The components of our cost of sales changed significantly during the fiscal years ended March 31, 2003 and 2004, as the operator of our production facilities changed to us. From September 1, 2003 to September 30, 2004, cost of sales consisted principally of:

- costs related to the manufacturing of DRAM wafers at our 300mm wafer facility, including:
  - depreciation and amortization (including lease payments related to finance leases for manufacturing equipment)
  - lease payments related to operating leases for manufacturing equipment
  - payroll and bonuses for facility employees
  - cost of raw materials, consisting mostly of the cost of silicon wafers
  - rent payments to NEC Hiroshima related to our lease of land owned by NEC Hiroshima on which the 300mm wafer facility is located
- costs related to the manufacturing of DRAM wafers at our 200mm wafer facility, including:
  - rent payments to NEC Hiroshima related to our lease of the 200mm wafer facility and underlying land owned by NEC Hiroshima
  - payroll and bonuses of facility employees
  - cost of raw materials, consisting mostly of the cost of silicon wafers
- cost of purchases of finished DRAM products as inventory, consisting of the following:
  - cost of purchases of DRAM products from PSC at a price based on market prices minus a margin
  - purchases from affiliates of Hitachi at a price equal to our sales price to customers minus a margin
- costs related to outsourcing of back-end processing for DRAM wafers manufactured at our 300mm wafer and 200mm wafer facilities

Beginning October 1, 2004, rent payments to NEC Hiroshima within costs related to the manufacturing of DRAM wafers at the 200mm wafer facility and the 300mm wafer facility have changed to mainly depreciation and amortization, property taxes and other ownership expenses due to our purchase of the assets of NEC Hiroshima that we previously rented, although there has not been, and we do not expect that there will be, a material difference in the amount of our cost of sales as a result of the purchase. See "— Recent Developments and Outlook — Our Purchase of the Assets of NEC Hiroshima". In addition, beginning April 1, 2004, our purchases of DRAM products from Hitachi changed to purchases direct from Hitachi's affiliates that manufacture the DRAM products. Our purchases of DRAM products from the Hitachi affiliates are currently in connection with follow-up orders related to past sales. Sales of these DRAM products have continued to decrease during the fiscal year ended March 31, 2004 and beyond.

Cost of sales also includes inventory write-off. We record our inventories at the lower of cost or market and incur inventory write-off when the cost of inventory is higher than its market value. As a result, we may incur significant inventory write-off if market prices for our DRAM products decline significantly or when the cost of inventory is higher than market prices on a per bit basis due to manufacturing inefficiencies.

Selling, general and administrative expenses

A substantial majority of our total selling, general and administrative expenses consist of research and development costs, and all of our research and development costs are included in selling, general and administrative expenses. Selling, general and administrative expenses consist principally of the following components:

- subcontractor fees, almost all of which are fees related to outsourcing of research and development and which also include information technology outsourcing and temporary staffing expenses
- payroll and bonuses for non-manufacturing personnel consisting principally of research and development personnel
- prototype costs, which are expenses related to the manufacturing of prototypes in connection with research and development
- depreciation and amortization other than that included in manufacturing costs within cost of sales, a majority of which is for equipment related to our research and development activities
- rent expenses related mainly to our research and development facilities in Kanagawa prefecture as well as our Tokyo headquarters
- others, including license fee payments, shipping costs, travel expenses and other expenses, some of which relate to our research and development activities

Capital Expenditures; Depreciation and Amortization

Our capital expenditures for the fiscal years ended March 31, 2003 and 2004 were ¥46,217 million and ¥99,332 million, respectively. Our capital expenditures for the six months ended September 30, 2003 and 2004 were ¥21,232 million and ¥73,468 million, respectively. The manufacture of DRAM products requires significant capital expenditures. Capital expenditures are generally related to purchases of manufacturing equipment, equipment related to research and development activities and the construction or purchase of manufacturing facilities. If a DRAM manufacturer fails to make these capital expenditures, it will be unable to incorporate the latest process technologies and DRAM architectures and to expand manufacturing capacity, thereby adversely affecting the DRAM manufacturer's sales and profits. The high level of capital expenditures incurred by DRAM manufacturers leads to significant depreciation and amortization costs related to the acquired manufacturing equipment. Since the fiscal year ended March 31, 2003, we have been incurring significant capital expenditures related to the expansion of the manufacturing capacity of, and improvements in the process technologies used in, our 300mm wafer facility. We plan to continue improving the process technologies used in our 300mm wafer facility and have recently begun construction of a new 300mm wafer facility which we anticipate will commence commercial operation in the second half of the fiscal year ending March 31, 2006. See "— Liquidity and Capital Resources — Capital Requirements".

We depreciate our manufacturing equipment on a straight-line basis over an estimated useful life ranging between two and seven years. Manufacturing equipment acquired through capital lease arrangements is depreciated on a straight-line basis over the term of the lease, which generally range between three to five years. Depreciation and amortization included in manufacturing costs within cost of sales mostly represent depreciation of manufacturing equipment. Depreciation of buildings that we own is reflected primarily in manufacturing costs, most of which related in the past two fiscal years to our 300mm wafer facility building which we depreciate on a straight-line basis over 38 years. We have not incurred depreciation and amortization costs related to equipment used in our 200mm wafer facility or the 200mm wafer facility building during the fiscal years ended March 31, 2003 and 2004 and the six months ended September 30, 2004, because the facility was leased from NEC Hiroshima during such periods. However, we have purchased these and other assets from NEC Hiroshima on September 30, 2004, and as a result, we will incur depreciation and amortization costs related to the assets that we purchased beginning October 1, 2004. See "— Recent Developments and Outlook — Our Purchase of the Assets of NEC Hiroshima".

Manufacturing Efficiency

The principal factors that determine the efficiency of the manufacturing process for a given type of DRAM product are capacity utilization rate, manufacturing yield, the number of chips per wafer and the amount of time and number of photo masks required for the manufacturing process. Increases in capacity utilization rate, manufacturing yield and the number of chips per wafer and decreases in the amount of time required for the manufacturing process generally improve profitability as each of these factors results in more DRAM products manufactured within the same period of time with a relatively small increase in operating expenses. Similarly, profitability improves as the number of photo masks required for the manufacturing process decreases as this will decrease the cost of sales related to the manufactured DRAM product due to the simplified manufacturing process. We generally operate our facilities at full capacity, 24 hours a day, seven days a week, and use various technologies to increase efficiency in our manufacturing process. See "Business — Manufacturing — Manufacturing Efficiency".

Outsourcing to Foundries and Purchases of Finished DRAM Products

We have been utilizing the foundry services of PSC since April 2003, and plan to utilize the foundry services of SMIC beginning in the fourth quarter of the fiscal year ending March 31, 2005, for the production of commodity DRAM products for the personal computers market.

Under our agreements with PSC, our purchase price is based on the market price level minus a specified margin. We have committed to purchase, and PSC has committed to manufacture a specified volume, and we have an option to purchase a specified volume of additional DRAM products. Pursuant to our agreements with PSC, we are required to discuss with PSC, during periods when PSC's manufacturing costs are higher than our purchase price, whether to decrease the amount of DRAM products that we purchase to below the volume specified by the agreements so that PSC may limit the volume of DRAM products that it sells to us at a loss. See "Business — Manufacturing — Outsourcing to Foundries".

SMIC has agreed with us to produce commodity DRAM products, with such production scheduled to begin in the fourth quarter of the fiscal year ending March 31, 2005. Our purchase price from SMIC will be determined based on a formula that takes factors such as SMIC's costs and market price levels into account. We plan to discuss and determine with SMIC the manufacturing capacity levels that it is required to target and reserve for us for the manufacture of commodity DRAM products. See "Business — Manufacturing — Outsourcing to Foundries".

In addition to these foundries, we purchase DRAM products from affiliates of Hitachi. We generally purchase DRAM products from affiliates of Hitachi based on our selling price to customers minus a specified margin. We currently sell these in limited quantities only in connection with follow-up orders from existing customers related to past sales of the same type of DRAM product. Sales of these DRAM products decreased during the fiscal year ended March 31, 2004 compared to the previous fiscal year and we expect them to continue to decrease.

Since September 2003, when we entered Phase IV of our development, net sales from DRAM products outsourced to foundries or purchased from others, as described above, has constituted approximately 30% of our total net sales. We expect that future net sales from DRAM products outsourced to foundries will constitute roughly 30% to 50% of our total net sales in the medium term, although this percentage will fluctuate depending on the timing of increases in our manufacturing capacity and changes in our purchase volume from foundries.

Currency Exchange Fluctuations

The majority of our net sales is denominated in U.S. dollars, with the remaining portion denominated in Japanese yen and euro. Almost all of our U.S. sales and a portion of our Asian and European sales are denominated in U.S. dollars. Almost all of our Japanese sales are denominated in Japanese yen and a portion of our European sales are denominated in euro. Almost all of our manufacturing costs are denominated in Japanese yen and U.S. dollars. We record a foreign currency-denominated transaction on the date it occurs in Japanese yen based on the average exchange rate for the previous month. The realized gain or loss resulting from the application of a different exchange rate when the transaction is settled is credited or charged as foreign exchange gains (loss), net within other income (expenses). In addition, we remeasure the balances of foreign currency-based accounts receivable and accounts payable at the period-end exchange rate, and the resulting gain or loss is also credited or charged as foreign exchange gains (loss), net. As a result, changes in the exchange rate between the Japanese yen and the U.S. dollar, and to a lesser extent between the Japanese yen and the euro, affect our net income. Our foreign currency-denominated sales exceed our foreign currency-denominated costs, and our foreign currency-based accounts receivable typically exceed our foreign currency-based accounts payable. As a result, the appreciation of the Japanese yen against the U.S. dollar, and to a lesser extent against the euro, will generally result in foreign exchange losses and vice versa.

We hedge a portion of our foreign exchange risk through the use of foreign currency forward contracts. See "— Market Risk — Foreign Currency Exchange Rate Fluctuations" and note 12 to our consolidated financial statements included elsewhere in this offering memorandum.

Valuation of Deferred Tax Assets

For the fiscal year ended March 31, 2004, we have evaluated the available evidence concerning our future taxable income and other possible sources of realization of deferred tax assets and have concluded that it would be appropriate to record a valuation allowance to reduce significantly our deferred tax assets. The actual taxable income amount for future fiscal years may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets than should have been recognized. As of March 31, 2004 and September 30, 2004, we had net deferred tax liabilities of ¥907 million and ¥760 million, respectively.

Our Consolidation of Elpida (USA)

Until March 24, 2004, Elpida (USA), the company through which we conduct all of our sales to U.S. customers, was our 20%-owned equity-method affiliate. The remaining 80% interest was owned by U.S. subsidiaries of NEC and Hitachi. On March 24, 2004, we purchased the remaining 80% interest at a total purchase price of $7.6 million paid in cash. As a result, Elpida (USA) is treated as a consolidated subsidiary for purposes of our statement of operations beginning the current fiscal year. Because we sell DRAM products to Elpida (USA) at a price equal to the actual selling price of Elpida (USA) to customers minus a margin, the consolidation of Elpida (USA) has the effect of increasing our sales by the amount of such margin. In addition, our net income is also positively affected by the consolidation of Elpida (USA) as such company generally earns net income. In the fiscal year ended March 31, 2004, net sales and net income of Elpida (USA) were ¥33,277 million and ¥864 million, respectively. In the six months ended September 30, 2004, net sales of Elpida (USA) were ¥31,960 million and net income of Elpida (USA) was ¥1,094 million, respectively.

Stock Options

In March 2004, we granted stock options to our directors, statutory auditors, executive officers and employees that entitle holders to purchase an aggregate of up to a total of 3,230,000 shares of common stock at an exercise price of ¥2,500 per option (subject to anti-dilution adjustments). See "Management — Compensation and Stock Options". Pursuant to Japanese GAAP, we did not incur any expense in connection with the issuance of these stock options. During the six months ended September 30, 2004, none of the stock options were exercised.

Recent Developments and Outlook

Our Purchase of the Assets of NEC Hiroshima

We purchased substantially all of the assets owned by NEC Hiroshima on September 30, 2004. We paid ¥34 billion for the assets purchased from NEC Hiroshima. These assets consist primarily of land on which our manufacturing and other facilities in Hiroshima are situated and buildings and equipment related to our 200mm wafer facility which we formerly leased from NEC Hiroshima. In addition, we continue to sublease some of the equipment, for which NEC Hiroshima is lessee, related to the 200mm wafer facility. The amount of the rental payments that we had been making to NEC Hiroshima for our lease of their assets prior to our purchase was generally equal to the projected depreciation and amortization, property taxes and other ownership expenses that we will incur beginning October 1, 2004, and as a result, we do not expect the purchase to materially affect our results of operations.

Retirement Benefit Plans

During our current fiscal year, we established retirement benefit plans for our employees, consisting of a lump-sum indemnity plan, a defined benefit plan and a defined contribution plan. Our benefit obligations as of October 1, 2004 were ¥2.5 billion, which reflects our recent revision of the discount rate applied to the calculation of benefit obligations from 2.5% (under which our benefit obligations would be ¥2.2 billion) to 2.1%. We expect the plan assets related to our employees that were formerly employees of NEC and Hitachi to be transferred to us from NEC and Hitachi prior to the end of the current fiscal year. Any difference between the amount of plan assets to be so transferred and our benefit obligations will be amortized over a period of fifteen years under the straight-line method. See note 16 to the consolidated financial statements included elsewhere in this offering memorandum.

Outlook for the Fiscal Year Ending March 31, 2005

We expect our net sales in the second half of the fiscal year ending March 31, 2005 to increase compared to the first half of the fiscal year due mainly to the increase in our manufacturing capacity. We also expect that our operating income and net income for the second half of the fiscal year ending March 31, 2005 will increase compared to the first half of the fiscal year as a result of the increase in net sales. Based on the foregoing, we expect our results of operations for the fiscal year ending March 31, 2005 to improve compared to the previous fiscal year.

The foregoing statements are forward-looking statements based upon the assumptions and beliefs of our management regarding levels of demand for our DRAM products, market environment, increases in our manufacturing capacity and other factors and are subject to the qualifications described under "Forward-Looking Statements". Our actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in "— Factors that Affect Our Results of Operations" and "Risk Factors".

Quarterly Financial and Other Information

The following table shows certain financial data and manufacturing capacity data for the periods indicated:

	Three months ended					
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(in millions of yen)			
Statement of Operations Data:						
Net sales	¥ 17,088	¥ 24,313	¥ 26,836	¥ 32,204	¥ 45,536	¥ 54,626
Gross profit (loss)	(1,869)	(2,494)	(1,966)	7,121	10,563	15,407
Selling, general and administrative expenses	6,498	6,817	7,092	6,824	7,476	10,159
Operating income (loss)	(8,367)	(9,311)	(9,058)	297	3,087	5,248
Income (loss) before income taxes	(7,736)	(9,737)	(9,277)	1,222	2,132	4,904
Net income (loss)	(7,807)	(9,790)	(9,758)	490	2,302	4,202
Balance Sheet Data:						
Total assets	120,463	198,758	269,040	300,599	302,117	348,625
Shareholders' equity	34,800	82,325	80,642	81,055	83,423	87,689
Other Financial Data:						
Depreciation and amortization	2,676	2,490	3,940	6,672	6,644	7,489
Manufacturing Capacity Data:			(in wafers)			
Average monthly manufacturing capacity(1)	6,900	41,700(2)	60,100	76,000	93,300	103,800

Notes:

(1) Average monthly manufacturing capacity is calculated by adding the monthly manufacturing capacity of our 200mm wafer facility and 300mm wafer facility (in 200mm wafer equivalents) for each of the three months and dividing by three.

(2) We did not operate the 200mm wafer facility prior to September 2003, but instead purchased from NEC Hiroshima DRAM wafers manufactured in the 200mm wafer facility then operated by NEC Hiroshima. We succeeded NEC Hiroshima in the operation of the 200mm wafer facility on September 1, 2003, and the 41,700 wafer figure shown in this table includes 29,700 wafers per month for the 200mm wafer facility, representing the facility's manufacturing capacity for the month of September 2003.

Quarterly net sales have been increasing steadily during the previous and current fiscal years as the number of units we sold increased. The increase in number of units sold was due mainly to increases in our manufacturing capacity, particularly of our 300mm wafer facility, and increases in the number of DRAM products purchased from PSC, all of which was generally supported by market demand for our DRAM products. We incurred gross, operating and net losses in quarterly periods through the three months ended December 31, 2003 as a result mainly of the high cost of sales related to DRAM products manufactured at our 300mm wafer facility, which was in its early stages of capacity expansion, relative to those manufactured at our 200mm wafer facility. We recorded gross profit, operating income and net income in the three months ended March 31, 2004, which were further increased in the three months ended June 30, 2004 and September 30, 2004, as the manufacturing capacity, principally of our 300mm wafer facility, continued to increase.

In April 2003 and March 2004, we received subsidies from the Hiroshima prefectural government of ¥500 million and ¥1,300 million, respectively, in connection with the prefecture's policy of granting incentives for corporations to locate their manufacturing, research and development and other facilities in the prefecture. These subsidies were recorded as other income in our statements of income for the three months ended June 30, 2003 and March 31, 2004, respectively.

Results of Operations

	Six months ended September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Net sales	¥ 41,401	¥100,162	$901,954
Cost of sales	45,764	74,192	668,095
Gross profit (loss)	(4,363)	25,970	233,859
Selling, general and administrative expenses	13,315	17,635	158,803
Operating income (loss)	(17,678)	8,335	75,056
Other income (expense), net	205	(1,299)	(11,697)
Income (loss) before income taxes	(17,473)	7,036	63,359
Income taxes	124	532	4,791
Net income (loss)	¥(17,597)	¥ 6,504	$ 58,568

	Year ended March 31,	
	2003	2004
	(in millions of yen)	
Net sales	¥ 63,235	¥ 100,441
Cost of sales	58,137	99,649
Gross profit	5,098	792
Selling, general and administrative expenses	28,929	27,231
Operating loss	23,831	26,439
Other income (expense), net	(2,100)	911
Loss before income taxes	25,931	25,528
Income taxes	154	1,337
Net loss	¥ 26,085	¥ 26,865

Comparison of the six months ended September 30, 2003 and 2004

Net sales. Net sales were ¥100,162 million in the six months ended September 30, 2004, an increase of ¥58,761 million, or 141.9%, from ¥41,401 million in the corresponding period in the previous fiscal year. The increase was due mainly to an increase in the number of units sold as a result of an increase in our manufacturing capacity. The increase in manufacturing capacity was due mainly to our expansion of the manufacturing capacity of our 300mm wafer facility, the expansion of the manufacturing capacity of our 200mm wafer facility after our taking over its operation from NEC Hiroshima and the commencement of our foundry services business in September 2003. The increase in our total net sales was attributable primarily to an increase in net sales to the personal computers market, an increase in net sales to the mobile phones and digital consumer electronics market and an increase in net sales from foundry services. The increase in net sales to the personal computers market was due mainly to our increased sales of DRAM products purchased from PSC. The increase in net sales to the mobile phones and digital consumer electronics market was due mainly to growth in market demand for such products supported by an increase in our manufacturing capacity, mainly of our 200mm wafer facility. The increase in net sales from foundry services was due to our commencing our foundry services business in September 2003. Sales to the workstations and servers market also increased due mainly to additional validations of our products and the increase in production of workstations and servers by some of our customers.

Based on the geographical location of customers, net sales to customers in Japan were ¥38,047 million in the six months ended September 30, 2004, an increase of ¥32,732 million compared to the corresponding period in the previous fiscal year. This represented the largest increase among the geographical regions and was attributable primarily to an increase in sales of DRAM products for the mobile phones and digital consumer electronics market, customers for which include a high proportion of Japanese companies. We also commenced our foundry services business in September 2003 for which the main customer was NEC Electronics located in Japan. Net sales to customers in North America were ¥31,731 million, an increase of ¥14,932 million compared to the corresponding period in the previous fiscal year, and net sales to customers in Asia were ¥23,015 million, an increase of ¥8,135 million compared to the corresponding period in the previous fiscal year, both reflecting the increase in our total manufacturing capacity and increased outsourcing of commodity DRAM products to PSC. All North American sales in the six months ended September 30, 2003 were sales to Elpida (USA), an equity-method affiliate through March 2004. See "— Factors that Affect Our Results of Operations — Our Consolidation of Elpida (USA)". Sales to customers in Europe were ¥7,368 million, an increase of ¥2,963 million due mainly to an increase in sales of DRAM products for the workstations and servers market and personal computers market.

Cost of sales. Cost of sales was ¥74,192 million in the six months ended September 30, 2004, an increase of ¥28,428 million, or 62.1%, from ¥45,764 million in the corresponding period in the previous fiscal year. The percentage increase in cost of sales was lower than that of net sales due mainly to the high cost of sales, relative to the corresponding net sales, related to DRAM products manufactured at our 300mm wafer facility during the six months ended September 30, 2003, because the facility was still in its early stages of capacity expansion during the period. Cost efficiencies related to our DRAM products manufactured at our 200mm wafer facility resulting mainly from capacity expansion also contributed to the lower percentage increase in cost of sales.

Gross profit (loss). As a result of the preceding factors, gross profit was ¥25,970 million, compared to gross loss of ¥4,363 million in the corresponding period in the previous fiscal year. Gross margin for the six months ended September 30, 2004 was 25.9% compared to negative gross margin of 10.5% in the corresponding period in the previous fiscal year.

Selling, general and administrative expenses. Selling, general and administrative expenses were ¥17,635 million in the six months ended September 30, 2004, an increase of ¥4,320 million, or 32.4%, from ¥13,315 million in the corresponding period in the previous fiscal year. The increase was due mainly to an increase in payroll and bonuses of ¥809 million, an increase in depreciation and amortization of ¥478 million and an increase in subcontractor fees of ¥559 million. The increase in payroll and bonuses was due mainly to an increase in the number of product design and research and development personnel, as well as non-manufacturing personnel seconded from NEC Hiroshima in connection with our replacing NEC Hiroshima as the operator of the 200mm wafer facility. The increase in depreciation and amortization was due mainly to increased capital expenditures related to equipment for use in research and development activities. The increase in subcontractor fees was due mainly to outsourcing of ancillary product design activities related to DRAM products for the mobile phones and digital consumer electronics market. Our total research and development costs, all of which are included in selling, general and administrative expenses, for the six months ended September 30, 2003 and 2004 were ¥10,055 million and ¥11,030 million, respectively, or 75.5% and 62.5% of selling, general and administrative expenses in the respective periods.

Operating income (loss). As a result of the preceding factors, operating income was ¥8,335 million in the six months ended September 30, 2004 compared to an operating loss of ¥17,678 million in the corresponding period in the previous fiscal year.

Other income (expense). Other income (expense) was an expense of ¥1,299 million in the six months ended September 30, 2004 compared to income of ¥205 million in the corresponding period in the previous fiscal year. The change was due mainly to a significant increase in interest expenses from ¥113 million in the six months ended September 30, 2003 to ¥1,396 million in the six months ended September 30, 2004 as a result of a significant increase in long-term debt. In addition, we received a local government subsidy, in the amount of ¥500 million, in the six months ended September 30, 2003, which we did not receive in the six months ended September 30, 2004. The subsidy was based on the Hiroshima prefectural government's policy of granting incentives for corporations to locate their manufacturing, research and development and other facilities in Hiroshima prefecture upon meeting certain requirements. In addition, we incurred foreign exchange loss, net of ¥134 million in the six months ended September 30, 2004 compared to foreign exchange gain, net of ¥56 million in the corresponding period in the previous fiscal year.

Income (loss) before income taxes. As a result of the preceding factors, we recorded income before income taxes of ¥7,036 million in the six months ended September 30, 2004 compared to a loss before income taxes of ¥17,473 million in the corresponding period in the previous fiscal year.

Income taxes. Income taxes were ¥532 million in the six months ended September 30, 2004, an increase of ¥408 million from ¥124 million in the corresponding period in the previous fiscal year. The increase in income taxes in the six months ended September 30, 2004 was due mainly to increased income before income taxes at our foreign sales subsidiaries.

Net income (loss). As a result of the preceding factors, we recorded net income of ¥6,504 million in the six months ended September 30, 2004 compared to net loss of ¥17,597 million in the corresponding period in the previous fiscal year.

Comparison of the fiscal years ended March 31, 2003 and 2004

Net sales. Net sales were ¥100,441 million in the fiscal year ended March 31, 2004, an increase of ¥37,206 million, or 58.8%, from ¥63,235 million in the previous fiscal year. The increase was due mainly to an increase in the number of units sold as a result of an increase in our manufacturing capacity. The increase in manufacturing capacity was due mainly to our commencement of operation of our 300mm wafer facility in January 2003 and the expansion of its manufacturing capacity thereafter, the expansion of the manufacturing capacity of our 200mm wafer facility after our taking over its operation from NEC Hiroshima and the commencement of our foundry services business in September 2003. The increase in our total net sales was attributable to an increase in net sales to the mobile phones and digital consumer electronics market, an increase in net sales from foundry services and an increase in net sales to the personal computers market. The increase in net sales to the mobile phones and digital consumer electronics market was due mainly to growth in market demand for such products supported by an increase in our manufacturing capacity, mainly of our 200mm wafer facility, and an increase in selling prices. The increase in net sales from foundry services was due to our commencing our foundry services business in September 2003. The increase in net sales to the personal computers market was due mainly to our commencing purchases of DRAM products from PSC in April 2003. These increases more than offset a decrease in sales to the workstations and servers market which was due mainly to a decrease in selling prices and delays in a number of our customers' production of workstations and servers which use our DRAM products.

Based on the geographical location of customers, net sales to customers in Japan was ¥36,038 million in the fiscal year ended March 31, 2004, an increase of ¥21,701 million compared to the previous fiscal year. This represented the largest increase among the geographical regions and was attributable primarily to an increase in sales of DRAM products for the mobile phones and digital consumer electronics market, customers for which include a high proportion of Japanese companies. During this period, we also commenced our foundry services business for which the main customer was NEC Electronics located in Japan. Net sales to customers in North America was ¥30,687 million, an increase of ¥10,909 million compared to the previous fiscal year, and sales to customers in Asia was ¥25,634 million, an increase of ¥4,929 million compared to the previous fiscal year, both reflecting the increase in our total manufacturing capacity and our commencement of outsourcing of DRAM products to PSC. All North American sales were sales to Elpida (USA), an equity-method affiliate during these fiscal years. See "— Factors that Affect Our Results of Operations — Our Consolidation of Elpida (USA)". Sales to customers in Europe were ¥8,082 million, a decrease of ¥333 million due mainly to the shift in the location that our server manufacturer customers with global operations procure our DRAM products from Europe mainly to North America and Asia.

Cost of sales. Cost of sales was ¥99,649 million in the fiscal year ended March 31, 2004, an increase of ¥41,512 million, or 71.4%, from ¥58,137 million in the previous fiscal year. The percentage increase in cost of sales was higher than that of net sales due mainly to the high cost of sales, relative to the corresponding net sales, related to DRAM products manufactured at our 300mm wafer facility, which commenced operation in January 2003, because the facility was still in its early stages of capacity expansion during most of the fiscal year. Specifically, the high cost of sales was reflected primarily in the increase in depreciation and amortization included within cost of sales, which was ¥2,193 million in the fiscal year ended March 31, 2003 and ¥12,971 million in the fiscal year ended March 31, 2004. This effect was offset in part by a decrease in inventory write-off from ¥6,337 million in the fiscal year ended March 31, 2003 to ¥836 million in the fiscal year ended March 31, 2004 due mainly to the high per-unit manufacturing costs of inventory related to the initial production runs of DRAM wafers at the 300mm wafer facility at March 31, 2004.

Gross profit. As a result of the preceding factors, gross profit was ¥792 million, a decrease of ¥4,306 million from ¥5,098 million in the previous fiscal year, and gross margin decreased from 8.1% to 0.8%.

Selling, general and administrative expenses. Selling, general and administrative expenses were ¥27,231 million in the fiscal year ended March 31, 2004, a decrease of ¥1,698 million, or 5.9%, from ¥28,929 million in the previous fiscal year. The decrease was due mainly to a decrease in subcontractor fees of ¥3,004 million and a decrease in prototype costs of ¥1,281 million, offset in part by increases in others and depreciation and amortization. The decrease in subcontractor fees was due to the inclusion in subcontractor fees of labor costs through September 2003 to employees of NEC Hiroshima related to the preparation of our 300mm wafer facility. Such employees were seconded to us in September 2003, and labor costs related to such employees were included in cost of sales after such date. The decrease in prototype costs was due to the lower costs of conducting a portion of our prototype manufacturing using our 300mm wafer facility that commenced operation in January 2003 compared to paying fees to NEC Electronics for our use of their wafer facility as we did for all of our prototype manufacturing activities prior to January 2003. Others increased due mainly to increased license fee payments due to increased net sales. Depreciation and amortization included within selling, general and administrative expenses increased from ¥1,069 million in the fiscal year ended March 31, 2003 to ¥2,775 million in the fiscal year ended March 31, 2004 due to increased capital expenditures related to equipment for use in research and development activities. Our total research and development costs, all of which are included in selling, general and administrative expenses, for the fiscal years ended March 31, 2003 and 2004 were ¥20,330 million and ¥20,891 million, respectively, or 70.3% and 76.7% of selling, general and administrative expenses in the respective fiscal years.

Operating loss. As a result of the preceding factors, operating loss was ¥26,439 million in the fiscal year ended March 31, 2004, an increase of ¥2,608 million, or 10.9%, from ¥23,831 million in the previous fiscal year.

Other income (expense). Other income (expense) was income of ¥911 million in the fiscal year ended March 31, 2004 compared to an expense of ¥2,100 million in the previous fiscal year. The change was due mainly to prior year's consumption tax in the amount of ¥3,368 million being incurred in the previous fiscal year but not in the fiscal year ended March 31, 2004 and our receipt of a local government subsidy of ¥1,800 million in cash in the fiscal year ended March 31, 2004. The consumption tax was incurred in the previous fiscal year in connection with the tax authorities' one-time determination that we were ineligible for a refund of consumption taxes that we paid on goods purchased during the fiscal year ended March 31, 2002. The subsidy was based on the Hiroshima prefectural government's policy of granting incentives for corporations to locate their manufacturing, research and development and other facilities in Hiroshima prefecture upon meeting certain requirements. In addition, foreign exchange gains, net decreased to ¥263 million in the fiscal year ended March 31, 2004 from ¥1,112 million in the previous fiscal year. We recorded foreign exchange gains, net in both fiscal years despite an overall appreciation of the Japanese yen against the U.S. dollar during both years due mainly to our purchases of DRAM products from NEC through August 2003 being denominated in dollars while a significant portion of our sales of such DRAM products were denominated in yen.

Loss before income taxes. As a result of the preceding factors, loss before income taxes was ¥25,528 million in the fiscal year ended March 31, 2004, a decrease of ¥403 million, or 1.6%, from ¥25,931 million in the previous fiscal year.

Income taxes. Income taxes were ¥1,337 million in the fiscal year ended March 31, 2004, an increase of ¥1,183 million from ¥154 million in the previous fiscal year. We incurred income taxes despite losses before income taxes in both fiscal years due to valuation allowances. The increase in income taxes in the fiscal year ended March 31, 2004 was due mainly to a higher valuation allowance in such fiscal year. See "— Factors that Affect Our Results of Operations — Valuation of Deferred Tax Assets".

Net loss. As a result of the preceding factors, net loss in the fiscal year ended March 31, 2004 was ¥26,865 million, an increase of ¥780 million, or 3.0%, from ¥26,085 million in the previous fiscal year.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with Japanese GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that it believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies are affected by management's estimates and assumptions, changes to which could have a significant impact on our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined pursuant to the first in first out method, or the average method in the case of unfinished products, and market value is determined based on the estimated price at which the same inventory may be sold or bought, whichever is more readily determinable. A write-off is provided for excess, slow-moving and obsolete inventory based on our projection of future demand, market conditions and technological and product life cycle changes.

Deferred Tax Assets

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income, cumulative pre-tax income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event that we determine that we will not be able to realize all or part of the net deferred tax assets, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Information about each of these critical accounting policies is provided in note 2 to our consolidated financial statements.

Liquidity and Capital Resources

Cash and Capital Requirements

Cash requirements

At September 30, 2004, we had a total of ¥42,500 million in committed facilities for short-term loans, all of which were undrawn as of such date. The termination dates for these committed facilities for short-term loans are as follows:

Termination date	Commitment amount	
	(in millions of yen and thousands of dollars)	
March 2005	¥32,500	$292,661
March 2006	10,000	90,050
Total	¥42,500	$382,711

While all of our commitment line contracts for short-term loans include customary event of default provisions, the commitment line for short-term loans that terminates in March 2006 includes a financial covenant that requires the maintenance of shareholders' equity of at least ¥65.8 billion on a consolidated basis and ¥63.9 billion on a non-consolidated basis and the maintenance of positive consolidated net income for every semiannual period, with net income for each period aggregated on a cumulative basis, after April 1, 2004. In addition to our commitment lines, we had a bank overdraft facility of ¥7,000 million at September 30, 2004, all of which was unused.

Our long-term debt outstanding (including the current portion) was ¥81,412 million at September 30, 2004. All debt was unsecured term loans from Japanese banks. The weighted average annual interest rate of our long-term debt outstanding (including the current portion) at September 30, 2004 was 1.5%. Annual maturities on long-term debt outstanding (including the current portion) at September 30, 2004 were as follows:

Year ending March 31,	Maturity amount	
	(in millions of yen and thousands of dollars)	
2005	¥ 4,319	$ 38,892
2006	18,520	166,772
2007	40,192	361,927
2008 and thereafter	18,381	165,520

In September 2004, we entered into loan agreements with Japanese banks related to an aggregate of ¥60,000 million in long-term credit commitments, of which ¥39,000 million remained undrawn at September 30, 2004. The undrawn portion under these facilities may be drawn down by us at our option, and such option will expire on March 31, 2005 with respect to ¥21,000 million and on September 30, 2005 with respect to ¥18,000 million.

Loan agreements related to our long-term debt include financial covenants similar to those of our commitment lines for short-term loans discussed above. In addition, some of the loan agreements require the maintenance of the following:

- over ¥40 billion of cash and cash equivalents, and over ¥35 billion of cash and cash equivalents minus all amounts drawn down under our short-term commitment lines, on a consolidated basis at the end of every semiannual period after April 1, 2004

- ratio of net debt (defined as the total of short-term borrowings, long-term debt (including current portion) and capital lease obligations minus cash and cash equivalents) to shareholders' equity, on a consolidated basis, of 1.2:1 or below

In addition to the foregoing long-term debt, we had ¥10,000 million in outstanding unsecured yen-denominated bonds at September 30, 2004. The bonds are guaranteed by UFJ Bank Limited. Interest on these bonds is 0.24%, and we also pay a guarantee fee to the guarantor at an annual rate of 0.5%. These bonds mature in June 2006.

Future minimum lease payments due for capital leases and non-cancelable operating leases outstanding as of September 30, 2004 were as follows:

Year ending March 31,	Capital leases		Operating leases	
	(in millions of yen and thousands of dollars)			
2005	¥14,896	$134,138	¥ 6,770	$ 60,964
2006 and thereafter	64,741	582,990	21,735	195,722

Capital requirements

We expect to have substantial capital requirements in coming years. In the six months ending March 31, 2005, we currently plan to make capital expenditures of approximately ¥61 billion. The following table shows a breakdown of these budgeted capital expenditures:

Description of capital expenditure	Approximate amount of capital expenditure	
	(in billions of yen and millions of dollars)	
Investments in our existing 300mm wafer facility related mainly to the expansion and enhancement of manufacturing capacity using state-of-the-art 0.10 micron process technology	¥ 24	$ 216
Investments related to the construction of our new 300mm wafer facility	26	234
Investments in equipment in our 200mm wafer facility, equipment related to research and development and other investments	11	99
Total	¥ 61	$ 549

We plan to commence commercial operation of our new 300mm wafer facility in the second half of the fiscal year ending March 31, 2006. In the fiscal year ending March 31, 2006, we currently plan to make capital expenditures of approximately ¥100 billion, consisting primarily of capital expenditures related to our new 300mm wafer facility of approximately ¥57 billion. We plan to increase the manufacturing capacity of this new 300mm wafer facility over several years following its commencement of commercial operation up to a maximum manufacturing capacity of 60,000 wafers per month, although we may not expand to this level of capacity depending on future market conditions and other factors. We currently estimate that the total amount of capital expenditures required for the construction of the new 300mm wafer facility and the expansion of its manufacturing capacity to 60,000 wafers per month will be between ¥450 billion and ¥500 billion.

We plan to fund our capital expenditures for the remainder of the current fiscal year with the net proceeds from the global offering, cash and cash equivalents on hand, incurrence of long-term debt and proceeds from sale and lease-back transactions. We plan to finance our future capital expenditures through a variety of sources, including cash flow from operations, investments or other payments from certain of our customers in a manner to be determined, debt financing and sale and lease-back and other leasing transactions. Although we currently have no plans to do so, we may also decide in the future to fund our capital expenditures, in addition to the above funding methods, through other capital markets financings.

The foregoing amounts represent our best estimate of our future capital expenditures based on various assumptions, including with respect to our current expectations of our business environment and the prices at which we will be able to acquire equipment or construct facilities. Actual amounts may vary, as we may choose not to make or to postpone making these capital investments, or the amounts we spend may differ from our current expectations. Factors which may affect our actual capital expenditures include without limitation those described in "Risk Factors" and "Forward Looking Statements".

Cash Flow

The following tables show information about our cash flows during the periods indicated:

	Six months ended September 30,		
	2003	2004	
	(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)		
Net cash used in operating activities	¥(16,472)	¥ (2,783)	$ (25,061)
Net cash used in investing activities	(11,734)	(80,722)	(726,898)
Net cash provided by financing activities	90,440	47,291	425,853
Effect of exchange rate fluctuations on cash and cash equivalents	(152)	213	1,919
Net increase (decrease) in cash and cash equivalents	62,082	(36,001)	(324,187)
Cash and cash equivalents at beginning of period	4,040	110,555	995,542
Cash and cash equivalents at end of period	¥ 66,122	¥ 74,554	$ 671,355

	Year ended March 31,	
	2003	2004
	(in millions of yen)	
Net cash used in operating activities	¥(20,957)	¥(31,247)
Net cash used in investing activities	(47,302)	(50,865)
Net cash provided by financing activities	68,118	188,789
Effect of exchange rate fluctuations on cash and cash equivalents	21	(162)
Net increase (decrease) in cash and cash equivalents	(120)	106,515
Cash and cash equivalents at beginning of year	4,160	4,040
Cash and cash equivalents at end of year	¥ 4,040	¥110,555

Comparison of the six months ended September 30, 2003 and 2004

In the six months ended September 30, 2003 and 2004, we have been offsetting negative cash flow from investing activities and operating activities with cash flow from financing activities.

Net cash used in operating activities decreased ¥13,689 million in the six months ended September 30, 2004 compared to the corresponding period in the previous fiscal year due mainly to our recording income before income taxes of ¥7,036 million in the six months ended September 30, 2004 compared to loss before income taxes of ¥17,473 million in the corresponding period in the previous fiscal year and an increase in depreciation and amortization from ¥5,166 million to ¥14,133 million. The increase in depreciation and amortization reflects a significant increase in capital expenditures mainly relating to our 300mm wafer facility.

Net cash used in investing activities increased ¥68,988 million in the six months ended September 30, 2004 compared to the corresponding period in the previous fiscal year due mainly to an increase of ¥66,560 million in purchase of property, plant and equipment which was due mainly to increased capital expenditures relating to our 300mm wafer facility.

Net cash provided by financing activities decreased ¥43,149 million in the six months ended September 30, 2004 compared to the corresponding period in the previous fiscal year due mainly to an absence in the six months ended September 30, 2004 of proceeds from issuance of stock, which was ¥57,281 million in the six months ended September 30, 2003, an increase in repayments of obligation under capital leases of ¥10,726 million and an absence of proceeds from issuance of bond, which was ¥9,904 million in the six months ended September 30, 2003. These effects were offset in part by an increase in proceeds from long-term debt of ¥28,600 million.

Comparison of the fiscal years ended March 31, 2003 and 2004

In the fiscal years ended March 31, 2003 and 2004, we had been offsetting negative cash flow from operating activities and investing activities with cash flow from financing activities.

Net cash used in operating activities increased ¥10,290 million in the fiscal year ended March 31, 2004 compared to the previous fiscal year due mainly to an increase in receivables, trade of ¥17,936 million, compared to a decrease of ¥12,315 million in the previous fiscal year, and an increase in inventories that was ¥14,347 million higher compared to the previous fiscal year. Both reflect growth in our business as a result of increased manufacturing capacity of DRAM wafers, our commencement of outsourcing of DRAM products from PSC and the commencement of our foundry service business. These effects were offset in part by an increase in depreciation and amortization of ¥12,517 million, which reflects a significant increase in capital expenditures mainly relating to our 300mm wafer facility.

Net cash used in investing activities increased ¥3,563 million in the fiscal year ended March 31, 2004 compared to the previous fiscal year due mainly to an increase of ¥2,406 million in purchase of property, plant and equipment which was due to increased capital expenditures relating to our 300mm wafer facility.

Net cash provided by financing activities increased ¥120,671 million in the fiscal year ended March 31, 2004 compared to the previous fiscal year due mainly to an increase in proceeds from sale and lease-back transactions of ¥79,878 million, related mostly to equipment in our 300mm wafer facility, and proceeds from long-term debt of ¥42,400 million. We also received proceeds from issuance of bond of ¥9,904 million, and proceeds from issuance of stock increased ¥6,361 million compared to the previous fiscal year. The proceeds from issuance of bond are in connection with our issuance of unsecured yen-denominated bonds due June 2006 guaranteed by UFJ Bank Limited. The proceeds from issuance of stock are in connection with our issuance of common shares and three classes of non-voting shares totaling ¥65,155 million from a number of strategic and financial investors in addition to NEC and Hitachi. See "Our Formation and Development". These effects were offset in part by a net decrease in short-term borrowings compared to a net increase in the previous fiscal year.

We do not expect to record negative cash flows from operating activities in the fiscal year ending March 31, 2005, as we expect the expansion of the manufacturing capacity of our 300mm wafer facility to continue to improve cost efficiency and profitability. See "— Recent Developments and Outlook — Outlook for the Fiscal Year Ending March 31, 2005".

Market Risk

Foreign Currency Exchange Rate Fluctuations

Because we sell a majority of our DRAM products outside of Japan and purchase some of our equipment from suppliers outside of Japan, we are exposed to foreign exchange risk, primarily related to the U.S. dollar and to a lesser extent the euro. We enter into foreign currency forward contracts to hedge against the impact of fluctuations in foreign exchange rates on accounts receivables denominated in foreign currencies to the extent the foreign exchange risk is not offset by corresponding accounts payable denominated in foreign currencies. The counterparties to our foreign currency forward contracts are limited to creditworthy institutions. Approval from our Chief Financial Officer is required for entering into any foreign currency forward contract. See note 12 to our consolidated financial statements included elsewhere in this offering memorandum for further information regarding our foreign currency forward contracts.

Interest Rate Fluctuations

We are exposed to interest rate fluctuations with respect to debt obligations with floating interest rates. We use interest rate swap agreements to hedge most of this risk by effectively converting our debt with floating interest rates to fixed interest rates. Approval from our Chief Financial Officer is required for entering into any interest rate swap agreement. See note 12 to our consolidated financial statements included elsewhere in this offering memorandum for further information regarding our interest rate swap agreements.

Recent Accounting Pronouncements

There are no specific rules relating to impairment of long-lived assets currently in Japanese practice. A new Japanese accounting standard for impairment of assets is scheduled to be effective for the fiscal year beginning on or after April 1, 2005, and earlier application is permitted. Application of the proposed accounting standard will require us to evaluate long-lived assets for impairment. Impairment losses will be measured as the excess of the book value over the higher of (i) the fair market value of the asset net of disposition costs and (ii) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The assets would be grouped at the lowest level for which there are identifiable cash flows that are independent of cash flows of other groups of assets. We have not decided when we will adopt the new standard.

OUR FORMATION AND DEVELOPMENT

We were formed in December 1999 as a joint venture between NEC and Hitachi into which substantially all of the DRAM operations of the two companies are being transferred. By combining their DRAM operations, NEC and Hitachi sought to divide the burden of the large research and development costs required to stay technologically competitive and the large capital expenditures required for large-scale production and to take advantage of the benefits of an increased market presence and the realization of technological synergies with the goal of becoming one of the leading DRAM manufacturers in the world.

We began our operations as the DRAM research and development arm for NEC and Hitachi and further advanced the technological strengths inherited from the two companies. The two companies' DRAM sales functions were subsequently transferred to us in February 2001, though we did not yet own our own manufacturing facilities. In order to gain more control over our business and to expand our unit sales to improve profitability, we constructed a state-of-the-art 300mm wafer facility in Hiroshima and commenced mass production of advanced DRAM products in January 2003. In September 2003 we began leasing the 200mm wafer facility owned by NEC Hiroshima to which we had formerly outsourced manufacturing.

We currently concentrate on producing our "Premier DRAM" products* at our 300mm wafer and 200mm wafer facilities and have been significantly expanding, and plan to continue to expand, our in-house manufacturing capacity. We also outsource production of commodity DRAM products to overseas foundries with the aim of establishing a more stable earnings base, heightening our product delivery capabilities and strengthening our market presence. Through this business structure, we have been able to improve our profitability and achieved net income in the final quarter of the fiscal year ended March 31, 2004.

On September 30, 2004, we purchased the 200mm wafer facility and the land on which our 300mm wafer facility is located from NEC Hiroshima. On October 1, 2004, most of the employees that were previously seconded to us from NEC and Hitachi and their respective subsidiaries, and almost all of such seconded employees to which we extended an offer for transfer, were transferred to us, completing the transfer of the DRAM businesses of NEC and Hitachi.

The transfer is being conducted in five distinct phases. We are currently in the fifth phase of the transfer process. The five phases of the transfer of NEC's and Hitachi's DRAM operations to us are as follows:

Phase I *(April 2000 – January 2001)* .... *Provision of research and development services to NEC and Hitachi*

NEC and Hitachi transferred a portion of their respective DRAM-related research and development operations in April 2000. NEC and Hitachi outsourced such research and development to us during this phase.

Phase II *(February 2001 – October 2002)* ...... *Transfer of sales function to us and commencement of independent research and development*

NEC and Hitachi transferred sales functions for DRAM products to us, and we began to sell these products under the Elpida brand. During this phase, we purchased completed DRAM products from the two companies at a price equal to our sales price of the products to customers minus a margin to cover our sales, research and development and administrative costs. NEC and Hitachi transferred the remainder of their DRAM-related research and development operations to us, and we began conducting our DRAM-related research and development activities on an independent basis and not as an outsourced service for NEC and Hitachi.

Phase III *(November 2002 – August 2003)* ..... *Commencement of sales of DRAM products developed by us and commencement of operation of our 300mm wafer facility*

During this phase, NEC Hiroshima, a wholly-owned subsidiary of NEC, manufactured for us, on a contract basis, DRAM wafers based on 0.11 micron process technology that we developed. NEC Hiroshima manufactured these wafers at its 200mm wafer DRAM facility in Hiroshima. We purchased the DRAM wafers from NEC Hiroshima at a price based on its manufacturing costs, and then outsourced back-end manufacturing processes and sold the completed products to customers. Our purchases of DRAM products from NEC ceased during this phase, while purchases from Hitachi continued. In

* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

addition, we commenced operation of our 300mm wafer facility in January 2003, which we constructed on land leased from NEC Hiroshima, to produce DRAM wafers based on process technologies of 0.11 microns and below.

***Phase IV** (September 2003 – September 2004)* .. *Commencement of manufacturing by us in 200mm wafer facility leased and subsequently acquired from NEC Hiroshima and expansion of our 300mm wafer manufacturing capacity*

Hiroshima Elpida, our wholly-owned subsidiary, leased and subsequently purchased the assets related to the Hiroshima 200mm wafer facility and replaced NEC Hiroshima as the operator of the facility, using employees of NEC Hiroshima which were seconded and subsequently transferred to Hiroshima Elpida. As a result, our main manufacturing operations, together with our main research and development operations and sales operations, are now under our control, facilitating communication between the different operations, increasing efficiency and enhancing our ability to react more swiftly to market changes. We also expanded the manufacturing capacity of our 300mm wafer facility significantly, from 3,000 wafers per month in January 2003 to 29,000 wafers per month by September 2004. We plan to continue expanding our 300mm wafer manufacturing capacity, mainly through the construction of a new 300mm wafer manufacturing facility. We continued to purchase DRAM products from Hitachi (and subsidiaries of Hitachi) as we did in Phases II and III, although the amount of such DRAM products continued to decrease.

***Current — Phase** V (after October 2004)*....... *Transfer of ownership of assets related to the 200mm wafer DRAM facility*

On September 30, 2004, we purchased substantially all of the assets owned by NEC Hiroshima, which includes land, buildings and equipment. All NEC Hiroshima employees who so desired were transferred to Hiroshima Elpida and became its employees.

Other key events in our corporate history include the following:

March 2003	Mitsubishi Electric Corporation discontinued its DRAM business, and we entered into an agreement with PSC to purchase DRAM products based on 0.15, 0.13 and 0.12 micron process technologies manufactured by PSC using technology licensed from Mitsubishi Electric. We also entered into an agreement with PSC to purchase DRAM products produced by PSC based on our 0.10 and 0.09 micron process technologies and later entered into agreements with PSC to license these technologies to PSC.
September 2003 and November 2003	We received equity investments in common stock and three classes of non-voting shares totaling ¥65.5 billion from a number of strategic and financial investors, including ¥13.9 billion from Intel Capital Corporation, ¥9.5 billion from NEC, ¥9.5 billion from Hitachi and ¥6.0 billion from Kingston Technology Corporation.
December 2003	We entered into a foundry agreement with SMIC for the production by SMIC of our DRAM products beginning in the fiscal year ending March 31, 2005.
June 2004	We began construction of our new 300mm wafer facility in Hiroshima.

General

DRAM products are a type of memory semiconductor. While DRAM products need to be continuously refreshed with an electrical current to retain data, they provide a superior combination of data access speed, memory capacity and cost-per-bit compared to other types of memory semiconductors. These characteristics make DRAM products suitable for use as a temporary data storage device for use in personal computers and other electronic equipment.

As the sophistication of semiconductor technology and computer technology continues to increase, the total amount of memory capacity of DRAM products used annually worldwide has increased by approximately 200 times over the past ten years, according to the Japan Electronics and Information Technology Association. Gartner Dataquest estimates that the worldwide DRAM market in calendar 2003 was $17.5 billion. In 2003, worldwide DRAM sales represented approximately 9.9% of the worldwide semiconductor market. While the total DRAM market has increased significantly, prices have declined on a cost-per-bit basis by a compound annual rate of approximately 29% over the past 20 years. The price decline reflects reductions in manufacturing costs on a per-bit basis achieved through continuing technological innovations, which in turn required increasing amounts of investments in more sophisticated and expensive equipment. Such technological innovations include the use of larger diameter silicon wafers, as in the current transition in the industry from 200mm wafers to 300mm wafers, and process technologies that use finer line widths, with the finest line width currently being used in DRAM products being 0.10 microns as with our DDR SDRAMs. To remain competitive, DRAM manufacturers face the constant challenge of continuing to reduce per-bit manufacturing costs.

Characteristics of the DRAM Market

The level of demand for DRAM products is closely related to demand for personal computers and other electronic equipment and is cyclical in nature based on global economic conditions,. leading to imbalances compared to DRAM supply. Demand for the type of DRAM products that at a given time are the industry standard for use in personal computers inevitably decreases over time as more advanced products become the new industry standard. In recent years, the shifts from one generation of DRAM product to the next occur in approximately two-year intervals, the most recent being the shift from 128Mb SDRAM to 256Mb DDR SDRAM in 2002.

Demand from personal computer manufacturers, which have been and remain the largest user group of DRAM products, concentrates on the DRAM product that is the industry standard at any given time. Such DRAM products are generally interchangeable even if they are made by different manufacturers and are therefore considered a commodity. Some of these commodity DRAM products are sold on the DRAM spot market. Due to the nature of the personal computer industry, personal computer manufacturers constantly require DRAM products with faster access speeds and larger memory capacities and that are compatible with the central processing unit, or CPU, being used, balanced with factors such as price and availability. Such DRAM products become the industry standard, and sales of DRAM products that were previously the industry standard decline, while sales of the new industry standard product rise to eventually account for the bulk of the DRAM market and replace the previous industry standard as the DRAM product sold on the DRAM spot market.

Competition between manufacturers is intense. Because commodity DRAM products have standardized performance and packaging specifications, they are characterized by easy exchangeability between products by different manufacturers which can lead to aggressive pricing practices by manufacturers to increase market share. All of these factors have historically combined to create sharp price fluctuations in the commodity DRAM market, particularly in the spot market.

Recent Trends in the DRAM Market and Industry

Recent trends in the commodity DRAM market

After reaching a peak in 2000 in terms of total sales amount, the total worldwide DRAM market declined significantly in 2001 and has been growing generally since then. Gartner Dataquest estimates that the total worldwide DRAM market in calendar years 2001, 2002 and 2003 was $11.6 billion, $15.5 billion and $17.5 billion, respectively, and expects it to grow at a compounded annual growth rate of 30.2% from 2003 through 2005. The same source expects the worldwide DRAM market to decline in 2006 and to rebound in 2007 and 2008 for a compounded annual growth rate of 14.6% between 2003 and 2008. Market prices for commodity DRAM products also declined significantly during 2001 and, taken as a whole, have been generally stable after a partial rebound during 2002. We believe the stability was due to a balance between commodity DRAM product supply and demand, with demand slightly exceeding supply beginning late 2003 as certain major semiconductor product manufacturers shifted production from DRAM products to other products such as flash memory and image sensors.

Increase in non-commodity DRAM products

In recent years the market for non-commodity DRAM products that are designed to meet specific requirements of a customer has grown significantly. This growth has been driven mainly by the significant increase in production of workstations, servers, mobile phones and digital consumer electronics such as DVD recorders, digital still cameras, flat-screen television sets, video game consoles and personal digital assistants. Depending on the specific requirements of the customer or application, these DRAM products can have, compared to commodity DRAM products, specialized characteristics such as higher access speeds, lower power requirements, wider operating temperature ranges and significantly smaller packaging. Memory capacity can be smaller or larger than the industry standard commodity DRAM product, depending on the specified use, and the prices of these non-commodity DRAM products are typically higher and more stable than commodity DRAM products with the same memory capacity, as these non-commodity DRAM products are generally optimized for the specific customer.

As a result of this trend, a wider variety of DRAM product types exist in the current DRAM market than in the past. While DRAM products are still widely used in personal computers, representing almost 60% of the DRAM market in 2003, according to our estimate based on available market data, non-commodity DRAM products with specialized characteristics represent a large portion of the remainder of the DRAM market.

Industry consolidation

Due to the highly competitive nature of the DRAM industry, decreasing DRAM prices and increasing capital expenditure requirements, significant consolidation has occurred among DRAM manufacturers in recent years, including the consolidation of NEC and Hitachi's DRAM operations to create Elpida, the sale of the commodity DRAM operations of Texas Instruments, Motorola and Toshiba to Micron, the purchase of LG Semicon by Hyundai and the subsequent spin-off of Hyundai's DRAM operations to create Hynix Semiconductor and the consolidation of Mitsubishi Electric's DRAM business into ours. Companies that design, manufacture and sell their own semiconductor products are sometimes referred to as independent device manufacturers (IDMs). Although no official definitions or classifications of companies as IDMs exist, we estimate, based on our judgement of which companies are IDMs, that the number of IDMs decreased from 19 in 1990 to just five in 2003. The top five manufacturers in the global DRAM market, which were all IDMs, had an approximately 82% market share in 2003, according to available market data. A significant gap is developing between IDMs and other market participants regarding their in-house technological capabilities and ability to finance large investments. In the DRAM industry, IDMs have an advantage over non-IDMs, which do not have in-house development and design capabilities, because the production of DRAM products at high manufacturing yield levels generally requires closer coordination between the development, design and manufacturing functions compared, for example, to logic semiconductors.

The foundry industry

Historically, the semiconductor industry was composed primarily of IDMs. However, as the cost of constructing leading-edge production facilities increased, semiconductor companies began to outsource more of their manufacturing to foundries, which are companies that focus primarily on providing wafer fabrication services to semiconductor companies. While none of the major DRAM manufacturers outsource all of their production to foundries, some outsource a portion of their production to foundries.

Market Opportunities in the DRAM Industry

We divide the DRAM market into three market segments based on the application for which the DRAM product is used. We believe that each of these application markets present us with distinct opportunities.

Workstations and servers

High-end computers, such as workstations, servers and digital telecommunications equipment, require reliable, high-performance DRAM products that have high memory capacities and low power requirements, the latter requirement due to the lower amount of heat generated. Because of the stricter performance requirements for DRAMs used in this market, customers typically select their DRAM product suppliers based on the reliability of their DRAM products and manufacturing yield levels and other quality measures of the manufacturing process. These customers typically disclose their DRAM product specification requirements only to these selected suppliers, and DRAM products of these selected suppliers will be given priority during the validation processes for new DRAM products to be used in the customers' newest workstations and servers, thereby creating a higher barrier for other DRAM manufacturers to compete. While the validation process is typically lengthy and can continue for more than six months in some cases, once validation is achieved, the sales contract typically has a longer term than in other application markets. As a result, customers are particularly interested in purchasing DRAM products with the most advanced features, and such products command a higher unit price compared to commodity DRAM products.

Demand from these customers is currently focused on DRAM products based on DDR architecture, a type of DRAM architecture that first became widely used in personal computers in 2002, which effectively doubles data access speeds of previous synchronous DRAM, or SDRAM, architecture by allowing data transfer on both the rising and falling edges of each clock cycle. However, a significant portion of demand from these customers is expected to shift to DRAM products based on DDR2 architecture, an advanced architecture which doubles the data access speeds of DDR. Because we were the first DRAM manufacturer to deliver DDR2 SDRAM products to major workstation and server manufacturers, many of our products have already been validated by these customers, and we believe we are in a strong position to compete in the market for these new products. Standards for a post-DDR2 architecture, called DDR3, are currently in the process of being determined, and DRAM products based on this architecture are expected to launch in 2006.

Mobile phones and digital consumer electronics

Mobile phones and digital consumer electronics require DRAM products that have lower power requirements and are capable of operating within a wider temperature range. While the memory capacities required for these DRAM products are typically not high, customers require a wider variety of configurations and customized specifications. DRAM products for use in mobile phones and other mobile equipment need to be small in size, and this requires the use of smaller sized chips and space-efficient packaging technology. DRAM product suppliers in this market segment typically need to maintain close relationships with customers so that information regarding the customers' requirements can be communicated early in the customers' product development stage. In addition, many of these customers expect DRAM product suppliers to proactively provide advanced solutions which potentially can be used by the customer in the design of its products. Unlike commodity DRAM products for use in personal computers, prices for these DRAM products are generally more stable, with prices for long-term contracts often fixed for the duration of the contract. When compared to commodity DRAM products of the same memory capacity, these DRAM products are generally priced higher. A significant portion of current and potential customers in this market segment are located in Japan, giving us an advantage over other major DRAM manufacturers, which are all located outside Japan, in terms of establishing and maintaining close relationships with these customers.

Although this market segment currently represents a relatively small portion of the overall DRAM market, it has been growing faster than the other market segments in recent years and is in our view the most promising market segment in terms of mid- to long-term future growth. While the early mobile phones that were based on analog radio transmission signals did not require the use of DRAM products, the digitalization of signals and the rapid increase in the functionality of mobile phones led to a dramatic increase in demand for DRAM products. We believe such demand will continue to increase as worldwide mobile phone production continues to grow and mobile phones become more sophisticated, including as a result of the growth of services that utilize third-generation, or 3G, mobile technologies, with their significantly increased data handling capabilities. The use of such mobile phone technology in Japan and a number of other countries is resulting in increased demand for DRAM products, and we expect this trend to continue in other markets along with the introduction and acceptance of this mobile phone technology.

A significant portion of the recent growth in demand for DRAM products for use in digital consumer electronics is being driven by increasing demand related to digital still cameras, particularly those with multiple-shot capabilities. The increasing image resolution of these cameras and the addition of multiple-shot capabilities is leading to the need for DRAM products with higher memory capacities. The increase in flat-screen television sets is also contributing to the market segment's recent growth. Conventional cathode ray tube television sets generally do not require DRAM products, because the television image is displayed using analog signals. Flat-screen television sets, such as those based on liquid crystal and plasma display technology, display images based on digitized data, and DRAM products are required to regenerate the images in the digital circuits. DVD players and recorders and hard-disk video recorders are rapidly replacing video tape decks as the preferred home video device, and DRAM products are required for the digital circuits of these products as well. In addition, the digitalization of terrestrial broadcasts, which is gradually being introduced and is currently targeted to be completed in the United States in 2006 and in Japan in 2011, will lead to the need for DRAM products with large memory capacity and fast data access speeds, regardless of the method of display. We believe that these and other factors will contribute to the continuing growth in demand for DRAM products for use in digital consumer electronics.

Personal computers

While this market segment historically accounted for a substantial majority of the global DRAM market in terms of sales amount, this percentage has been decreasing gradually in recent years, from approximately two thirds of the total DRAM market in 2000 to under 60% of such market in 2003, according to available market data, due to the decline in market prices of commodity DRAM products and the relative increase in product volume and stability of prices of DRAM products sold to other markets. DRAM products in this market segment are typically products that were previously used in workstations and servers and that have standardized performance and packaging specifications making them essentially a commodity. Customers favor lower price and high volume supplying capabilities over detailed product performance characteristics. Many customers in the workstations and servers market are also purchasers of commodity DRAM products and favor DRAM product suppliers that can supply both newer high value-added DRAM products and established commodity DRAM products. In addition, as commodity DRAM products still account for a majority of the total DRAM market, a DRAM manufacturer's market presence is significantly affected by its sales of commodity DRAM products, and this in turn affects the DRAM manufacturer's ability to obtain new customers for non-commodity DRAM products.

Overview

We are a leading provider of DRAM products for use in applications such as workstations, servers, mobile phones and digital consumer electronics, in addition to personal computers. Based on our strong technological base inherited from NEC and Hitachi, we are able to meet customer needs for reliable, high-performance DRAM products such as those with high data access speeds, large memory capacities and low power requirements. We believe that our efforts to enhance our technological and manufacturing capabilities and provide our customers with leading-edge DRAM products gives us a competitive advantage over other DRAM manufacturers. For example, we were the first semiconductor manufacturer to commence mass production of DRAM products using 0.11 micron process technologies. We were also the first DRAM manufacturer to receive industry approval of DRAM products based on DDR2 architecture. Major customers of our DRAM products include leading companies such as Canon, Dell, Hewlett-Packard, IBM, Intel, Kingston Technologies, Matsushita Electric, Olympus, Sony, Texas Instruments and Toshiba.

Our business strategy focuses on DRAM products for use in workstations, servers, mobile phones and digital consumer electronics. While the market for commodity DRAM products, or industry-standard DRAM products for use in personal computers, is highly cyclical and volatile, the markets for the DRAM products that we focus on are generally less cyclical and volatile. Our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics are also typically priced higher on a per-bit basis compared to commodity DRAM products and are generally higher in performance or optimized for the customers' specific needs. By focusing on these "Premier DRAM" products*, we believe we are able to maintain more stable sales and increase profits while reducing the effects of DRAM market volatility compared to DRAM manufacturers that focus on commodity DRAM products for personal computers. Our state-of-the-art 300mm wafer facility, which currently has a manufacturing capacity of 29,000 wafers per month, is focused mainly on the fabrication of wafers for high-performance DRAM products for use primarily in workstations and servers. Our 200mm wafer facility, which currently has a manufacturing capacity of 41,300 wafers per month, is focused mainly on producing wafers for a wide variety of DRAM products for use in mobile phones and digital consumer electronics as well as offering foundry services. Since we began operating our own manufacturing facility in January 2003, we have increased our manufacturing capacity in several phases, and we plan to continue significantly increasing our 300mm wafer manufacturing capacity over the next several years. In addition to these facilities, we plan to utilize third-party foundry services for the production of commodity DRAM products, which we believe will allow us to increase total manufacturing capacity while limiting fluctuations in our results of operations caused by volatility of market prices of such DRAM products.

According to Gartner Dataquest, we were the fifth largest DRAM manufacturer by sales amount in the second quarter of calendar 2004, with approximately 5.7% of the global DRAM market. Based on available market data, we estimate that the market for DRAM products for use in mobile phones and digital consumer electronics in 2003 was $1.5 billion, or approximately 8.7% of the total DRAM market, and that by 2008 this will grow to $4.0 billion, or approximately 13.7% of the total DRAM market, representing a compound annual growth rate of 21.7%.

At October 1, 2004, we had 2,235 employees, of which 328 were secondees mainly from NEC and Hitachi, including their respective subsidiaries. Of our employees, 1,005 were engaged in product design and research and development and 119 were sales and marketing personnel.

Strengths

Strong core technological capabilities

We believe we are one of the leading DRAM manufacturers worldwide in terms of technological product development capabilities. We inherited capabilities of the former DRAM operations of NEC and Hitachi, including NEC's memory cell layout technology and Hitachi's tantalum oxide technology. By combining the respective core technological strengths of these companies, we believe we are able to develop a broader range of advanced DRAM products in a more efficient manner than either of these companies would have been able to do on its own. Based on these core technological strengths, we have been able to develop new products and technologies that we believe give us a competitive advantage over other DRAM manufacturers. For example, in

* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

July 2002, we became the first DRAM manufacturer to launch the 512Mb DDR2 SDRAM, which is one of the most advanced DRAM products currently available. We have also been successful in developing DRAM products with lower power requirements, wider operating temperature ranges and significantly smaller packaging for use in mobile phones. One of the key technologies that we developed is a proprietary gate material technology that facilitates the lowering of power requirements and the shortening of data access times of DRAM products.

Highly sophisticated and efficient manufacturing capabilities

State-of-the-art manufacturing facilities

Our DRAM manufacturing operations began in January 2003 with the commencement of production at our 300mm wafer facility. In September 2003, we began to lease and operate NEC Hiroshima's 200mm wafer facility, which we subsequently purchased on September 30, 2004. Unlike most of our competitors, which generally have a significantly longer history of manufacturing DRAM products than us, we are not burdened by outdated manufacturing facilities. Our 300mm wafer facility is a state-of-the-art facility that utilizes advanced DRAM manufacturing processes such as 0.10 and 0.11 micron process technologies. Our 200mm wafer facility also utilizes advanced DRAM manufacturing processes such as 0.11 and 0.13 micron process technologies. It has sophisticated equipment that can be configured to produce wafers for various types of semiconductor products. As a result, all of our facilities are capable of producing the types of DRAM products that we believe are currently attractive to our customers, and we are able to maintain selling prices for our DRAM products that are higher than those produced in facilities that are less advanced.

Close proximity of our manufacturing facilities

Our existing 300mm wafer facility and our 200mm wafer facility are located adjacent to each other. Our new 300mm wafer facility will also be in the same location. Many DRAM manufacturers maintain facilities that are located in a number of separate locations, and in some cases, in different countries. The proximity of our facilities increases the efficiency of our operations in many ways. For example, common supporting facilities, such as infrastructure and management offices, can be shared between our manufacturing facilities. In addition, travel time and travel-related stress are minimized for our personnel.

Efficient outsourcing of our back-end processing

We outsource all of our back-end processing. We believe outsourcing these functions is more efficient than performing the back-end process in-house and results in greater flexibility. The back-end process requires a lower level of technological sophistication and is more labor-intensive than the front-end process. In addition, we are able to outsource to multiple back-end processing companies to utilize the services that are most suitable for the specific type of DRAM packaging. Although equipment related to the back-end process is generally less expensive than that required for the front-end process, purchasing our own equipment for all of our various back-end processing would require substantial and recurring capital investments which we are able to avoid by outsourcing.

Our position as the only major Japanese DRAM manufacturer gives us an advantage in the mobile phones and digital consumer electronics market

We believe the mobile phones and digital consumer electronics market will be a key growth area for DRAM products. A significant portion of the world's major manufacturers of mobile phones, digital still cameras, DVD recorders, flat-screen television sets and video game consoles are Japanese companies. We maintain close relationships and frequent communication with these customers and provide them with the specialized DRAM products that they require and proactively offer design solutions that anticipate their needs. Because we are located in Japan, we are able to communicate with these customers in a timely manner and in the same language, and we believe we are intimately familiar with the market. In addition, because we do not manufacture any end-market electronic products, we do not compete in the markets for such electronic products with our customers. We believe these factors provide us with a significant advantage over our competitors and that, as a result of this advantage, we are one of the leading companies in the mobile phones and digital consumer electronics DRAM market.

Strong strategic relationships with industry leaders and others

We have strategic relationships that provide us with an advantage in our research and development activities, equipment procurement activities and outsourcing of manufacturing. These relationships include the following:

- We cooperate with Intel, a wholly-owned subsidiary of which is a shareholder of ours, to ensure that our future DRAM products and Intel's future microprocessor models will be compatible with each other.

- We outsource portions of our basic semiconductor research and development projects to our principal shareholders, NEC and Hitachi, to take advantage of their research and development experience and capabilities.

- We engage in joint research and development projects with Hiroshima University in relation to semiconductor design and manufacturing and other related technologies.

- We cooperate with Toppan Printing, a major manufacturer of photo masks and one of the largest printing companies in Japan, in the joint development of fine pattern photo masks used in the fabrication of wafers. Toppan Printing is currently one of our shareholders.

- We maintain close relationships with PSC and SMIC with which we have outsourcing agreements relating to the manufacturing of commodity DRAM products.

- We enjoy a close relationship with Kingston Technologies, the world's leading supplier of memory modules and a shareholder of ours, to which we outsource the module fabrication processes related to our DRAM modules.

In addition to these relationships, we also enjoy strong relationships with key equipment suppliers and customers that are currently also shareholders of ours such as Canon, Matsushita Electric and Nikon.

Experienced management team

The success of a DRAM manufacturer is dependent in part on the ability of the management team to make sound and timely investment decisions based on an accurate analysis of trends in DRAM markets, including with respect to process and product technology and basic research and development. This ability is enhanced by a thorough understanding of the industry. Each member of our management team has significant experience working in the semiconductor industry, and each was employed in senior management positions in his former organization. In particular, Mr. Yukio Sakamoto, our President and CEO, has over three decades of experience in the semiconductor industry, including as the President of UMC Japan, a Japanese semiconductor foundry. With the combined knowledge and experience of our management team, we believe we are well positioned to compete in the global DRAM industry.

Strategies

We will continue to focus on the development, manufacture and sales of "Premier DRAM" products* by leveraging our technological strengths while maintaining our outsourcing of commodity DRAM products to our foundry service providers. We believe this will enable us to maximize gross margins while reducing our exposure to the effects of volatility in the commodity DRAM market. We also believe we will be able to increase our market share, and we aim to become one of the top three DRAM manufacturers in the world. We view the success of this business model to be dependent on our ability to achieve the following key objectives:

- swiftly identify the DRAM product-related needs of customers in growing application markets

- develop reliable, high-performance DRAM products that fulfill those needs ahead of our competitors

- achieve the earliest possible delivery of products to customers by maintaining advanced and flexible manufacturing capabilities

We are currently implementing the following strategies to achieve these objectives:

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

Strengthen our sales and marketing activities

Continue to enhance our strong relationships with our customers

We will continue to focus on the servers and workstations market and the mobile phones and digital consumer electronics market. These application markets require customized DRAM products that are often developed in conjunction with customers. Customers in these application markets demand a high level of customer service and a solution-providing marketing strategy that require maintaining close relationships with customers, more so than in the personal computers market. We aim to strengthen these sales and marketing practices by striving, under the slogan "Easy to contact Elpida", to become a company that is easily accessible by customers and can swiftly provide solutions to customers' DRAM-related needs. For example, we aim to provide optimal DRAM product solutions in satisfaction of the customers' developmental requirements early in the customers' design process. Through these practices, we believe we will further enhance our chances of becoming the DRAM product supplier of choice to our customers in these application markets.

Enhance our technical support capabilities

We have been enhancing our technical marketing staff and have recently created a product marketing team specifically for these two application markets. While such sales and marketing activities will require significant efforts, we believe that these efforts will be more than justified by the potential benefits of demand from customers in these application markets for specific DRAM products for specific applications generally leading directly to our sales of such products and the development of long-term relationships with such customers. These benefits result from the tendency for these customers to rely on a limited number of DRAM manufacturers and their emphasis on superior technical specifications and quality of the DRAM product, in contrast with an emphasis on price for commodity DRAM products. In particular, in the mobile phones and digital consumer electronics market, the rapid pace of our customers' product development has led to a strong emphasis on the ability of DRAM product suppliers to provide fast and on-site support services. In this respect, we believe our position as the only major Japanese DRAM manufacturer will continue to provide us with competitive advantages with respect to customers in Japan.

Establish a leadership position through our technological strengths

Continue to expand our leading-edge technological capabilities

The success of our development and manufacturing functions depends on our ability to swiftly realize DRAM solutions that satisfy the technological requirements of our customers ahead of our competitors. We believe that maintaining a technological advantage is a critical factor in this ability. We will therefore continue to concentrate our in-house research and development activities on our core DRAM technologies, including those related to high data access speeds, large memory capacities and low power requirements. Our goal is to achieve a leading share of the global market for these DRAM products. Specific examples of our current development activities include DDR3 SDRAM products, DRAM chips that are compatible with combining with other semiconductor chips into one package, low-power circuits and high-density memory array circuits. We will continue to focus our resources in areas where we expect high growth. We will also continue to utilize our research and development partners, such as NEC, Hitachi, Hiroshima University and Toppan Printing, to broaden the scope of our research and development activities and to strengthen our in-house capabilities.

Continue to develop our intellectual property assets

As of August 31, 2004, we held a total of 1,252 patents worldwide relating to our products and processes, of which 718 were pending patent applications. We will continue to secure our intellectual property rights associated with our ongoing technology development activities in order to expand our portfolio of intellectual property assets and strengthen our business. For example, we have recently increased the number of our intellectual property-related personnel and established in-house patent application and management capabilities.

Strengthen our manufacturing capabilities

Concentrate on the manufacture of "Premier DRAM" products in our wafer facilities and continue to expand our manufacturing capacity*

We utilize our 300mm wafer and 200mm wafer facilities primarily for the manufacture of "Premier DRAM" products* for the servers and workstations market and the mobile phone and digital consumer electronics market. We will continue to allocate production for our target application markets to these two facilities in order to realize the most efficient manufacturing mix while meeting the demand from such application markets. We will also continue expanding our manufacturing capacity through the construction of our new 300mm wafer facility and enhancements of our existing 300mm facility, utilizing state-of-the-art 0.10 micron and finer process technologies, to satisfy our customers' needs for stable supplies of our "Premier DRAM" products*.

In our 300mm wafer facility, we will continue to focus production on DRAM products with large memory capacities mainly for the servers and workstations market because the larger 300mm wafer is better suited to produce the larger sized chips used in these products. In our 200mm wafer facility, we will continue to concentrate on manufacturing DRAM products for the mobile phones and digital consumer electronics market and other semiconductor products for customers of our foundry service. Our 200mm wafer facility is cost effective and utilizes a flexible manufacturing system that can be quickly reconfigured, allowing us to manufacture a wide variety of DRAM products, each in relatively small volumes, in line with the needs of our customers in the mobile phones and digital consumer electronics market, as well as to meet the needs of customers of our foundry services.

Maintain our 300mm wafer facility in Hiroshima as our "mother fab"

We consider our 300mm wafer facility in Hiroshima as our "mother fab" into which we concentrate our most advanced development resources. Our 300mm wafer facility integrates development capabilities within the mass production line, which enables efficient development and manufacture of new products and technologies by allowing development personnel to take heed of requirements related to mass production throughout the development process. This also helps us to reduce the lead time required for a new product to complete the development and prototyping processes and to commence mass production in a shorter time period.

We seek to license technologies developed at our 300mm wafer facility to our foundry service providers to be used in their production of commodity DRAM products as formerly advanced products become commodity DRAM products. Such licensing arrangements of the technologies that we develop will result in a longer useful life span of our technologies and help improve the ability of our foundry service providers to provide reliable, high-performance DRAM products to us. To prevent the unauthorized transfer of our proprietary technology to our competitors, we manage the amount of key proprietary information and data that is disclosed to our foundry service providers, limit the number of our equipment suppliers for our 300mm wafer facility and maintain strict confidentiality arrangements with our foundry service providers.

Continue to provide commodity DRAM products for the personal computer market through our relationships with our foundry service providers

We will continue to provide commodity DRAM products to enhance our product delivery capabilities and to maintain a more stable earnings base. Our customers in the servers and workstations market typically also produce personal computers and thus require a large volume of commodity DRAM products. Our ability to provide such products in significant volumes can enhance our relationships with these customers and lead to increased sales of our "Premier DRAM" products*. We believe that sourcing cost-competitive commodity DRAM products from our foundry service providers helps increase our sales while reducing the adverse effects of DRAM market volatility on our profit margins. This helps us meet our costs for our research and development and other activities. We are less exposed to the effects of market volatility on profit margins because of the pricing structure of our outsourcing arrangements with our foundry service providers, which enables us to sustain profit margins despite a certain degree of downturn in market prices. Additionally, we believe that a stronger overall market presence in the DRAM industry tends to increase business opportunities. We believe that, by

* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

increasing our share of the overall DRAM market by selling DRAM products aimed at what is still the largest application market, we will be able to secure more orders for "Premier DRAM" products*.

We plan to maintain a flexible balance of in-house manufacturing and outsourcing, and plan to continue to outsource approximately 30% to 50% of our DRAM products sold by sales amount.

Expand our foundry services business

While we plan to focus our manufacturing, research and development and other resources on DRAM products, in particular "Premier DRAM" products*, we also aim to expand our foundry services to manufacture wafers for a wider range of semiconductor products. While our existing foundry services include the manufacture of non-DRAM products such as pseudo SRAMs, LCD drivers and other non-DRAM semiconductors mainly for NEC Electronics, we aim to expand our foundry services to provide these and other semiconductor products to a wider range of customers. Through these foundry services, we seek to maintain higher capacity utilization levels during periods of lower demand for our DRAM products. In addition, foundry services will provide a way of utilizing our manufacturing equipment based on older process technologies, as many types of semiconductor products generally do not require the most advanced process technologies needed for state-of-the-art DRAM products. We currently conduct our foundry services business using a portion of the manufacturing capacity at our 200mm wafer facility.

Maintain a nimble management structure and motivate employees

We believe that a nimble management team that can anticipate and react swiftly to developments in the market and an open corporate culture are essential to maintain and strengthen our competitiveness in the rapidly changing DRAM industry. Since November 2002, we believe we have significantly increased management efficiency through a variety of measures. For example, we have reorganized our management structure from a horizontally oriented one based on functions, including development, production, sales and marketing, to one that is based on application markets. We believe that this enables us to achieve smoother coordination of the development, production, sales and marketing functions so that we may understand our customer needs and develop products that address those needs on a timely basis. Also in November 2002, we introduced an executive officers system under which the responsibilities and accountability of each officer in charge of each function are clearly specified to promote swift decision making and accountability.

We aim to motivate employees by aligning the satisfaction of personal interests of our employees with our business success. For example, we have recently introduced director and employee stock option plans, and we provide special bonuses for project team members of key successful projects and for employees that file successful patent applications. In addition, we widely vary the amount of our employees' bonuses based on performance. Underlying these measures is a corporate culture that recognizes and rewards individual merit without regard to age, school of graduation or place of previous employment and aims to enhance each individual's strengths rather than over-emphasizing their weaknesses. We believe that such measures and our corporate culture will motivate our employees to contribute to maintaining our competitive advantage.

Principal Products and Applications

General

98.7% of our net sales in the fiscal year ended March 31, 2003, 85.7% of our net sales in the fiscal year ended March 31, 2004 and 89.8% of our net sales in the six months ended September 30, 2004 were derived from sales of DRAM products. Our products include a wide variety of DRAM products, and our main products in terms of sales include 256Mb and 512Mb DDR SDRAM, 128Mb, 256Mb and 64Mb SDRAM and 128Mb and 256Mb Mobile RAM™. We divide our DRAM sales into three primary application markets: workstations and servers; mobile phones and digital consumer electronics; and personal computers. We also provide foundry services to customers by utilizing a portion of the capacity of our 200mm wafer facility.

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

The following tables set forth, for the periods indicated, a breakdown of our net sales into the three primary application markets and foundry services:

	Six months ended September 30,				
	2003		2004		
	(unaudited)		(unaudited)		
	(in millions of yen and thousands of dollars, except percentages)				
Workstations and servers	¥14,846	35.8%	¥ 17,969	17.9%	$161,810
Mobile phones and digital consumer electronics	8,021	19.4	30,843	30.8	277,740
Personal computers	17,178	41.5	41,125	41.1	370,329
Foundry services and others[1]	1,356	3.3	10,225	10.2	92,075
Total net sales	¥41,401	100.0%	¥100,162	100.0%	$901,954

	Year ended March 31,			
	2003		2004	
	(unaudited)		(unaudited)	
	(in millions of yen, except percentages)			
Workstations and servers	¥25,542	40.4%	¥ 24,143	24.0%
Mobile phones and digital consumer electronics	7,935	12.5	21,692	21.6
Personal computers	28,926	45.8	40,281	40.1
Foundry services and others[1]	832	1.3	14,325	14.3
Total net sales	¥63,235	100.0%	¥100,441	100.0%

Notes:

(1) Almost all of our net sales within foundry services and others consists of net sales from our foundry services. Foundry services and others also includes net sales related to our provision of product development services.

(2) We categorize our net sales into the three application markets by assigning each of our specific products to a corresponding market based on our best estimate of the most common application for such product.

Workstations and Servers

The DRAM products demanded by customers in the workstations and servers market are typically the highest-performance, highest-quality DRAM products available at the time of the sales contract. In addition to large memory capacity, high reliability is typically a key requirement due to the use of such equipment in public communications networks and other social infrastructure. Because of the comparatively longer contract terms for provision of DRAM products to customers in this application market, our sales also include DRAM products that are no longer considered the most advanced. Key products include 512Mb DDR SDRAMs and 512Mb SDRAMs. The workstations and servers industry has begun using 512Mb DDR2 SDRAM products in their most advanced workstations and servers in mid 2004, and we expect it to begin using 1Gb DDR2 SDRAM products in 2005. Our 512Mb DDR2 SDRAMs have already been validated by our main customers, and we expect sales of these products to increase significantly during the current fiscal year. We typically offer these products in the form of DRAM modules called registered DIMMs, which are modules optimized for use in systems that require large memory capacities. Many of our registered DIMMs are also compatible with data error correction systems.

Mobile Phones and Digital Consumer Electronics

We sell a wide variety of DRAM products to customers in the mobile phones and digital consumer electronics market. These DRAM products typically do not have memory capacities as large as those used in personal computers but generally have certain specialized characteristics. DRAM products for use in mobile phones primarily consist of a general type of DRAM product that we call Mobile RAM™. Mobile RAMs™ have lower power requirements compared to conventional SDRAMs and are designed to accommodate high-density packaging. We provide some of our products to mobile phone manufacturers in chip form so that they may combine our DRAM chips together with other types of semiconductor chips into one high-density multi-chip package. We are able to achieve the low power requirements and small chip size of our DRAM products for this application market by utilizing our fine line-width process technologies. Key products include 128Mb Mobile RAM™, DDR 256Mb Mobile RAM™ and 256Mb Mobile RAM™.

Manufacturers of digital consumer electronics require a wide range of DRAM products that, while not necessarily requiring the finest process technologies in terms of access speed or memory capacity, have characteristics such as the capability of operating within a comparatively wider temperature range, smaller packaging sizes and lower power requirements. Key products include 128Mb (x32) SDRAM and 256Mb (x32) SDRAM as well as high demand 64Mb and 16Mb products.

Personal Computers

DRAM products that we sell to the personal computers market include 256Mb SDRAMs and 256Mb DDR SDRAMs, the latter being the current industry standard DRAM product for use in personal computers. As in the past, we expect that products currently sold to the workstations and servers market will gradually shift to the personal computers market as they become more readily available at lower prices and as personal computer technology advances. This is due to the highly cost-sensitive nature of the personal computer industry, lower memory capacity requirements compared to workstations and servers and the need for large quantities of units. We typically offer these products in a simple module format called unbuffered DIMM. We also sell DRAM products in a module format called SO-DIMMs, which are approximately half the size of unbuffered DIMMs, for use mainly in notebook computers.

Foundry Services and Others

We currently provide foundry services mainly to NEC Electronics for the manufacture of pseudo SRAMs, LCD drivers and other non-DRAM semiconductors in wafer form. Pseudo SRAMs are a type of memory product that have circuits similar to DRAMs but are configured to operate as SRAMs. LCD drivers are a type of logic semiconductor that is used to generate signals for driving liquid crystal displays. We are currently able to provide foundry services at our 200mm facility for the production of the following types of semiconductor products:

- memory products that use DRAM memory cells
- logic semiconductors that have relatively simple circuits so that they can be produced by DRAM manufacturing equipment

We also provide a small amount of other miscellaneous services in relation to our DRAM manufacturing capabilities and technology such as research and development services.

Customers, Sales and Marketing

General

We sell our products to leading companies in the workstations and servers, mobile phones and digital consumer electronics and personal computer markets. In the fiscal year ended March 31, 2004 and the six months ended September 30, 2004, the top five customers of us and Elpida (USA), which became a consolidated subsidiary beginning the current fiscal year, accounted for over 40% of our net sales (assuming Elpida (USA) is treated as a consolidated subsidiary for this purpose). The following tables show our net sales by region based on the location of the customer:

	Six months ended September 30,				
	2003		2004		
	(unaudited)		(unaudited)		
	(in millions of yen and thousands of dollars, except percentages)				
Japan	¥ 5,315	12.9%	¥ 38,047	38.0%	$342,612
United States	16,801	40.6	31,732	31.7	285,745
Asia	14,880	35.9	23,015	23.0	207,249
Europe	4,405	10.6	7,368	7.3	66,348
Total net sales	¥41,401	100.0%	¥100,162	100.0%	$901,954

	Year ended March 31,			
	2003		2004	
	(in millions of yen, except percentages)			
Japan	¥14,337	22.7%	¥ 36,038	35.9%
United States	19,778	31.3	30,687	30.6
Asia	20,705	32.7	25,634	25.5
Europe	8,415	13.3	8,082	8.0
Total net sales	¥63,235	100.0%	¥100,441	100.0%

Sales outside of Japan are mainly through our five overseas sales subsidiaries located in the United States, Germany, Taiwan, Singapore and Hong Kong. Our U.S. sales subsidiary was an equity-method affiliate until we purchased all of the remaining equity interest from NEC and Hitachi in March 2004. Our sales subsidiaries typically sell directly to the users of our products, although a small portion, consisting mainly of commodity DRAM products, is sold to semiconductor product distributors. Sales in the United States and Asia are generally denominated in U.S. dollars, and sales in Europe are denominated in either U.S. dollars or euros. Sales in Japan are made directly by Elpida, and a significant portion of such sales are to Japanese semiconductor product distributors which then resell our products to electronics manufacturers. Beginning this fiscal year, we increased the portion of our sales in Japan made to these distributors so that substantially all of our sales in Japan are made through them, and we limited the distributors we use to the following four: Renesas Technology Sales (a wholly-owned subsidiary of Renesas Technology, a joint venture of Hitachi and Mitsubishi Electric), Ryosan, Satori Electric and Sanshin. By selling through these Japanese semiconductor product distributors, we are able to reduce our logistics, receivables and inventory management functions which would otherwise be significant due to the relatively large number of manufacturers in Japan that purchase our products. Unless otherwise noted, references to our "customers" in this offering memorandum, in relation to DRAM products sold through these distributors, are to the manufacturers to which such distributors resell the products. We also benefit from sales promotion activities conducted by the distributors, although sales promotion and customer support functions for the benefit of the customers of the distributors are performed mainly by us. All sales in Japan are denominated in yen.

We appoint sales personnel to each of our key customers to act as the primary contact to the customer. While daily management of the sales account is performed by these sales personnel, members of our technical marketing staff join sales personnel in their interaction with customers as necessary. Our sales personnel also conduct marketing activities to expand our customer base. The number of sales personnel that we maintained in Japan, United States, Asia and Europe as of October 1, 2004 was 49, 36, 14 and 20, respectively. We also conduct training for employees of our distributors so that they may offer higher quality technical support to their customers.

Our main customers and end users are as follows:

Markets	Main customers
Workstations and servers	Dell, Hewlett-Packard, IBM, Kingston Technologies
Mobile phones	Intel, Sharp, ST Micro Electronics, Texas Instruments, Toshiba
Digital consumer electronics	Canon, Matsushita Electric, Olympus, Sanyo, Seiko Epson, Sony
Personal computers	Dell, Hewlett-Packard, IBM, Kingston Technologies
Foundry services	NEC Electronics, Seiko Epson

Workstations and Servers

Our sales personnel in Japan and the United States maintain close relationships with workstation and server manufacturers to which we supply our products so that we can continue to meet the demanding product requirements of these customers. Some of these products require customized DRAM modules, and our sales personnel, together with our technical marketing staff, work together with customers to provide them with such products as efficiently as possible. Because these manufacturers require the most advanced DRAM products available, we are sensitive to the ongoing product development plans of our major customers. Our sales personnel provide frequent feedback to our research and development activities so that our development plans are consistent with the prospective needs of our customers. These customers have high standards regarding product quality and support services which must be maintained if we are to remain their supplier. Meeting and exceeding these standards is one of our most important corporate objectives. We believe that sharing the feedback that we receive from these customers to all of our relevant employees regarding our products and customer service is important, and we make efforts to do so.

Orders from these customers are typically based on a price that is agreed upon and renewed every two weeks and volume that is determined by the customer on an order-by-order basis. We also receive a non-binding forecast of the customer's volume requirements and agree upon a non-binding target price on a quarterly and annual basis.

Mobile Phones and Digital Consumer Electronics

Manufacturers of mobile phones and digital consumer electronics typically require unique products with specialized characteristics such as lower power requirements, capability of operating over a comparatively wider temperature range and smaller size. Our sales personnel, together with our technical marketing staff, work closely with customers to develop products that meet their requirements. In many cases, we proactively provide advanced solutions, which can potentially be used by the customer in the design of its products, and provide technical support to help our customer apply our advanced solutions to its products. Mobile phone manufacturers typically use our DRAM products combined with logic semiconductors and non-DRAM memory semiconductors made by others to produce what are called multi-chip packages that combine multiple semiconductor chips into a single package in a highly space-efficient manner. These multi-chip packages are typically produced by the manufacturer of the logic semiconductor, and DRAM products for use in mobile phones that we sell are sold to the logic semiconductor manufacturer in the form of chips or wafers. Our technical support staff provides the logic semiconductor manufacturer with after-sales support for them to maximize their manufacturing yield during the multi-chip package production process. With respect to DRAM products for use in digital consumer electronics, a relatively smaller number of units is produced and a single type of digital consumer electronics product is typically produced for a shorter period of time. Consequently, the number of DRAM manufacturers that supply the DRAM products required for a single type of digital consumer electronics product is limited. As a result, our close relationships with these customers and our ability to work together with them to produce products that meet their requirement creates a higher barrier to entry for our competitors.

Orders for DRAM products and chips for use in mobile phones are generally made by logic semiconductor manufacturers based on price and volume commitments that are longer in term than those of our other application markets, although these are often renegotiated based on market developments. Orders from digital consumer electronics manufacturers are typically based on a price that is agreed upon and renewed in one-month or other regular intervals, and we also receive a non-binding forecast of the customer's volume requirements and agree upon a target price on an annual basis. With respect to mobile phone and digital consumer electronics manufacturers located in Japan, the semiconductor product distributor that we use with respect to the particular manufacturer will generally negotiate the price and receive orders from the manufacturer, and the distributor will in turn order from us based on a price that takes into account the price negotiated with the manufacturer.

Personal Computers

Many of our customers in the workstations and servers market are also customers in the personal computer market. Because commodity DRAM products typically require less engineering support compared to workstation DRAM products, we are able to secure high-volume sales contracts with these customers that in many cases are more favorable than selling on the DRAM spot market based on the relationships we have established with them in selling DRAM products for workstations and servers. Orders are received in the same manner as with workstation and server manufacturers.

Foundry Services and Others

Our foundry sales force proactively markets our foundry services to existing and potential customers that we believe may require semiconductor products that are compatible with the technology that we possess. As with our "Premier DRAM" products*, our technical marketing staff provides our foundry services customers with various forms of technical support. Because there are generally no clear market indices for the price of specific foundry services, our pricing for foundry services is generally more stable compared to the prices of our commodity DRAM products.

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* "Premier DRAM" products is a marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics.

We typically enter into agreements with our customers in each of the three application markets that provide for certain basic terms regarding our relationship with them. Although some of these agreements include customary change of control provisions, we do not believe the global offering will have any material adverse effect on our relationships with our customers.

Manufacturing

Manufacturing Processes

The manufacturing process of DRAM products is complex, but can generally be divided into two steps: the front-end process and the back-end process.

Front-end Process

The front-end process refers to the process by which we fabricate electronic circuits on wafers made of silicon that we purchase from third-party suppliers. This process involves the oxidation and nitrofication of the wafer surface followed by a series of patterning, etching, deposition and implantation processes. Each of these processes requires the use of separate master circuit patterns, called "photo masks", and is conducted in a highly controlled, clean environment to minimize the presence of dust and other contaminants that may adversely affect manufacturing yield and product quality. After the fabrication of the circuits is completed, we test the individual chips on the wafer for functionality. Chips that fail this test are marked to be discarded or repaired by laser trimming.

Capacitors are a basic electronic component that stores and releases electrical charges. There are two primary competing technologies related to designing and processing capacitors in electronic circuits on semiconductor chips. These two technologies are commonly referred to in the DRAM industry as "stack" and "trench". In stack technology, each storage capacitor is stacked on top of the transistor which in turn is on the surface of the substrate. In trench technology, each capacitor is built by etching a hole into the substrate. We currently use the more widely adopted stack technology. While views on the relative merits of these two technologies vary in the DRAM industry, we believe that stack technology has better potential than trench technology to accommodate future technological advances in DRAM technology.

Back-end Process

The back-end process involves the dicing of the wafer into individual chips, packaging the chips into their protective casings, including electrically connecting the chips to the lead pins, and performing the final testing of the completed DRAM products. In addition, in the case of DRAM modules, multiple completed DRAM products are combined onto one circuit board.

We outsource the back-end process related to all of the DRAM wafers that we manufacture. We believe such outsourcing is more efficient than performing the back-end process in-house due to the lower level of technological sophistication required compared to the front-end process and the higher labor-intensity of the back-end process. A significant portion of the outsourcing is to a subsidiary of NEC Electronics located in Singapore as well as to a subsidiary of Hitachi and a subsidiary of Renesas Technology, both located in Japan. We have also recently begun outsourcing to a Taiwanese manufacturer. We outsource the manufacture of DRAM modules to Kingston Technologies.

Manufacturing Facilities

We own a state-of-the-art 300mm wafer facility, which currently has a manufacturing capacity of 29,000 wafers per month. We mainly manufacture our reliable, high-performance DRAM wafers for the workstations and servers market in this facility. In terms of the number of DRAM chips that can be produced from the wafers, 29,000 300mm wafers is equal to approximately 66,700 200mm wafers. We also began to lease from NEC Hiroshima and operate a 200mm wafer facility in September 2003. This facility currently has a manufacturing capacity of 41,300 wafers per month, and we manufacture a wide variety of DRAM wafers for the mobile phones and digital consumer electronics market and other memory semiconductor chips for customers of our foundry service as well as commodity DRAM wafers in this facility. We purchased this 200mm wafer facility and the land on which it and the 300mm wafer facility is located from NEC Hiroshima on September 30, 2004. These two facilities are located on adjacent properties in Hiroshima prefecture in western Japan. We perform only front-end processes in these facilities, and we outsource all back-end processes to third parties. We generally operate these facilities at full capacity, 24 hours a day, seven days a week.

Our manufacturing and testing processes are highly automated. We have developed and utilize a number of manufacturing-related technologies, including the following:

- *Advanced Process Control System.* This manufacturing system, which is utilized in our 300mm wafer facility, automatically adjusts manufacturing processes relating to a given wafer to account for minute variances in the results of prior processes so that the finished product will stay within the applicable performance tolerances.

- *Quality Early Warning Control System.* This manufacturing system, which is utilized in our 300mm wafer facility, automatically monitors on a continuous basis the operating condition of our manufacturing equipment and the quality of wafers during fabrication to detect any anomalies and limit the damage that such anomalies may cause.

- *High-flexibility Production Line.* Our 200mm wafer facility is highly flexible and can be configured to fabricate wafers for various types of advanced DRAM products with 0.11 micron process technology as well as semiconductor products designed by others in connection with our foundry services.

Adjacent to our existing facilities, we began construction of a new 300mm wafer facility in June 2004 on property previously leased from NEC Hiroshima which we purchased on September 30, 2004. We plan to commence commercial operation of this facility based on 0.08 micron process technology in the second half of the fiscal year ending March 31, 2006 at an initial capacity of several thousand wafers per month. We plan to increase the manufacturing capacity of this new 300mm wafer facility over several years following its commencement of commercial operation up to a maximum manufacturing capacity of 60,000 wafers per month, although we may not expand to this level of capacity depending on future market conditions and other factors. With the addition of this new 300mm wafer facility, we will have more flexibility in upgrading our equipment. For example, we will be able to stagger equipment upgrades between the two facilities. We are also planning to enhance the process technologies used in our first 300mm wafer facility by utilizing 0.10 micron process technology. For more information on our planned capacity for the remainder of the current fiscal year, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that Affect Results of Operations — Manufacturing Capacity".

The following table shows the manufacturing capacities of, and the process technologies used in, our two facilities during the months indicated:

	June 2003	September 2003	December 2003	March 2004	June 2004	September 2004
300mm wafer facility:						
Manufacturing capacity	3,000	6,600	16,600	19,700	23,500	29,000
200mm wafer equivalent	6,900	15,200	38,200	45,300	54,100	66,700
Process technologies utilized (μ)	0.11	0.11	0.11	0.10, 0.11	0.10, 0.11	0.10, 0.11
200mm wafer facility:						
Manufacturing capacity	—	29,700	31,500	36,700	40,200	41,300
Main process technologies utilized (μ)	—	0.11, 0.13	0.11, 0.13	0.11, 0.13	0.11, 0.13	0.11, 0.13

Note:

(1) We succeeded NEC Hiroshima in the operation of the 200mm facility on September 1, 2003. Prior to that time we purchased and sold DRAM wafers manufactured in the facility.

Outsourcing to Foundries

In addition to the manufacturing facilities that we operate, we utilize the foundry services of PSC, and plan to utilize the foundry services of SMIC beginning in the fourth quarter of the fiscal year ending March 31, 2005, for the production of commodity DRAM products for the personal computers market.

PSC. In March 2003, we entered into an agreement with PSC to procure DRAM products based on 0.15, 0.13 and 0.12 micron process technologies manufactured by PSC using technology licensed from Mitsubishi Electric, with actual purchases of DRAM products by us beginning in April 2003. We also entered into an agreement with PSC to procure commodity DRAM products produced by PSC based on our 0.10 and 0.09 micron process technologies. In March 5, 2003, we entered into a Master Purchase and Sales Agreement with PSC relating to the 0.15, 0.13 and 0.12 micron process technology DRAM products that were the subject of

PSC's arrangement with Mitsubishi Electric. Concurrently, we also entered into a new Master Purchase and Sales Agreement with PSC related to 0.10 and 0.09 micron process technology DRAM products. The term of each of these agreements is five years, renewed annually thereafter unless terminated by us or PSC. The purchase price in each case is calculated based on market price levels minus a specified margin. With respect to 0.15, 0.13 and 0.12 micron process technology DRAM products, we have committed to purchase, and PSC has committed to manufacture, the lower of a specified volume which in any case can be no more than 50% of PSC's manufacturing capacity for such products. With respect to 0.10 and 0.09 micron process technology DRAM products, we have committed to purchase, and PSC has committed to manufacture a specified volume, which can be up to 50% of PSC's 300mm wafer DRAM manufacturing capacity. In both cases, we have the option to buy a specified quantity of additional DRAM products. In connection with these agreements, we also entered into two Technology Transfer and License Agreements with PSC. See "— Intellectual Property".

SMIC. On December 18, 2003 we entered into a Foundry Service Agreement with SMIC and two of its wholly-owned subsidiaries. The contract term is five years. Pursuant to this agreement, we have furnished SMIC with the necessary technical information and technical assistance to permit SMIC to manufacture our DRAM products. Mass production of the DRAMs is scheduled to begin in the fourth quarter of the fiscal year ending March 31, 2005. We have entered into a separate Quality Assurance Agreement whereby SMIC makes certain warranties with respect to the products they sell to us. We expect to begin purchasing DRAM products from SMIC based on this agreement beginning in the fourth quarter of the fiscal year ending March 31, 2005. We plan to discuss and determine with SMIC the manufacturing capacity levels that it is required to target and reserve for us for the manufacture of commodity DRAM products.

In addition, we also purchase, in limited and decreasing amounts, DRAM products from affiliates of Hitachi. We currently sell these only in connection with follow-up orders related to past sales. Sales of these DRAM products decreased during the fiscal year ended March 31, 2004 compared to the previous fiscal year, and we expect them to continue to decrease.

Manufacturing Efficiency

The principal factors that determine the efficiency of the manufacturing process for a given type of DRAM product are capacity utilization rate, manufacturing yield, the number of chips per wafer and the amount of time and number of photo masks required for the manufacturing process.

Capacity utilization rate. Because of the large amounts of capital expenditures and research and development costs that are required for developing and manufacturing DRAM products, the proportion of fixed costs within our total operating expenses is large. As a result, a decline in the utilization rate of our manufacturing capacity will have a significant adverse effect on our profitability. As a result of strong demand in recent periods for DRAM products for workstations, servers, mobile phones and digital consumer electronics, the utilization rate of our 300mm and 200mm wafer facilities has generally been close to 100%. In the event of reduced demand for such products in future periods, we may use our excess manufacturing capacity to produce commodity DRAM products which we can sell to our semiconductor product distributor customers to help maintain a near 100% utilization rate of manufacturing capacity.

Manufacturing yield. Manufacturing yield means the percentage of properly functioning DRAM products per a given amount of wafers. We implement quality control measures in both our 300mm and 200mm wafer facilities to enhance manufacturing yield. In particular, our 300mm wafer facility, which manufactures products that require newer and more complex manufacturing processes, utilizes our Advanced Process Control System and Quality Early Warning Control System to enhance manufacturing yield. Our yields vary from product to product, and may vary from time to time for the same product. We tend to have relatively lower yields at the time of new product introduction, and such yield levels generally increase gradually throughout our learning experiences. Yields for our maturated products are generally in the approximately mid-eighty to ninety percent range, depending on the process technologies and products. We achieved what we believe are relatively high yields in relatively shorter times in the industry for many of our products by effectively integrating engineering know-how and expertise brought to us by the engineers transferred to us from NEC and Hitachi following our formation, as well as by integrating development capabilities within our 300mm wafer facility under our "mother fab" strategy. See "— Strategies — Strengthen our manufacturing capabilities — Maintain our 300mm wafer facility in Hiroshima as our 'mother fab'".

Number of chips per wafer. Because the amount of time required for the manufacturing process related to one wafer does not change depending on the number of chips that can fit on one wafer, larger-sized wafers and smaller-sized chips increase manufacturing efficiency. Many semiconductor manufacturers have recently begun to transition from using wafers with a diameter of 200mm to those with a diameter of 300mm. Compared to

200mm wafers, 300mm wafers allow for approximately 2.3 times the number of chips per wafer. Chip size can be made smaller by using finer processing technologies, thereby increasing the number of chips per wafer. Current state-of-the-art DRAM products utilize 0.10 micron process technologies. The semiconductor industry has constantly been improving process technologies. For example, the finest half pitch widths that are commercially used in DRAM products decreased in several stages from 0.22 microns in 1998 to 0.10 microns in 2004. We believe the DRAM industry, including us, will move from 0.10 micron to 0.06 micron technologies over the course of the next five years, which would in turn lead to significant increases in our production volume.

Process time and number of photo masks. The time required for the DRAM manufacturing process is considerable due to its complexity. Currently, the time required for one production cycle, including both front-end and back-end processes is approximately three months. Of the three months, the wafer fabrication portion of the front-end process is the most time consuming stage of the manufacturing process. The number of photo masks required for a particular product significantly influences the amount of time required for wafer fabrication. While increases in the complexity of DRAM products generally lead to the need for more photo masks, we are making efforts to advance our manufacturing technologies to keep the number of photo masks required for a particular product at a minimum.

Research and Development

General

Because of rapid technological change and intense competition among DRAM manufacturers, research and development activities are a crucial factor in determining our future competitiveness. We engage in research and development in DRAM design, manufacturing processes and other DRAM-related technologies. We believe we are a leader in the DRAM industry in terms of new product development. As a result of our research and development activities, we were the first in the industry to officially launch the following products:

Launch date	Product
July 2002	512Mb DDR2 SDRAM
May 2003	256Mb Mobile RAM™
November 2003	2GB DDR2 Registered DIMM

We conduct our research and development activities in facilities located in Kanagawa and Hiroshima. Our activities in Kanagawa focus on new process technologies, circuit and photo mask design and prototype analysis. In Hiroshima, we focus on the fabrication of, and the development of manufacturing processes for, prototype DRAM products based on the designs developed in Kanagawa. At October 1, 2004, we had 1,005 employees (including 142 secondees from NEC and Hitachi) that were engaged in product design and research and development activities, which accounted for 45% of our total employees. Most of our employees engaged in product design and research and development are engineers with at least a bachelor's degree in the sciences or engineering. Most of the secondees, including almost all of such secondees to which we extended an offer for transfer, became our direct employees by October 2004. At October 1, 2004, we employed 411 of our product design and research and development personnel in Kanagawa and 577 in Hiroshima.

Research and Development Activities

Our current research and development efforts related to precision process technology are focused on 0.09, 0.08 and 0.06 micron process technologies. Our current mid-term goal is to decrease the line widths relating our most advanced process technologies used in our commercial production of 300mm wafers by 0.01 micron per year, with commercial production using 0.08 micron process technology scheduled to commence during the third quarter of the fiscal year ending March 31, 2006. We plan to incorporate these advanced process technologies, as they become available, in the design of many of our DRAM products so that we can decrease chip size to increase manufacturing efficiency. Our current efforts to develop new DRAM circuit technologies are focused on DDR3 SDRAM products, DRAM chips that are compatible with being combined together with other semiconductor chips into one high-density multi-chip package, low-power circuits and high-density memory array circuits. We plan to launch our first DDR3 SDRAM products during the fiscal year ending March 31, 2006. Examples of results from recent research and development activities include the following:

Technology developed	Description
Fast speed, low power device technology	High-performance transistors that utilize our proprietary gate material technology to increase data access speed and lower operating voltage
Precision process technology	Advanced lithography technology and precision pattern processing technology based on 0.11 micron process technology for manufacturing large memory capacity, small-sized chips
Advanced DRAM circuit technologies	Advanced DRAM circuit technology to achieve stable high-speed operation and lower electronic current for data refresh based on simplified process technologies
Data refresh analysis technology	Physical analysis technology and device simulation technology used to maintain data refresh specifications and increase performance reliability
High-performance memory interface technology	High-speed data access technology, system level simulation technology and measurement technology to achieve high-performance system bus with stable operation and low-noise
High-precision design-related technologies	High-speed circuit simulators to efficiently design circuits and produce photo masks for large memory capacity, high-performance DRAM products
High-density packaging technology	New high-density, high-reliability packaging for faster commercial introduction of large memory capacity DRAM modules

Strategic Relationships

In April 2001, we entered into contracts with NEC and Hitachi relating to the outsourcing of a portion of our research and development activities that related to basic semiconductor research and development. Such basic research consists mostly of research related to the basic materials used in semiconductor products and data analysis technology. In addition, we also outsource on a more limited basis some research and development activities related to DRAM product packaging. All of these research activities are carried out at the research laboratories of NEC and Hitachi, but our manufacturing equipment is used for the production of test products in the course of the research efforts. The terms and related costs of specific research projects are set forth separately for each project. We believe that NEC and Hitachi, with their extensive basic semiconductor research experience and capabilities, are a valuable resource to us, and we plan to continue to utilize their services for the foreseeable future.

We also have a research and development arrangement with Hiroshima University. In November 2003 we entered into a memorandum of understanding with Hiroshima University to cooperate in joint research and development projects relating to semiconductor design and manufacturing technology as well as energy and resource conservation, environmental policy and production management technology. We have agreed to continue joint research activities with Hiroshima University on a project-by-project basis for a period of five years. Current projects we are working together on include research relating to high-performance device technology for application in DDR3 SDRAM products, analysis of material for use in DDR3 SDRAM products and study of three-dimensional stacked memory design.

In August 2003, we entered into an agreement for the joint development and production of photo masks used in the fabrication of wafers with Toppan Printing, a major manufacturer of photo masks and one of the largest printing companies in Japan. We agreed to jointly develop advanced photo masks, including the infrastructure for the production of such photo masks, for semiconductor circuit patterns based on process technologies finer than 0.10 microns. Through this arrangement, we are gradually improving our ability to procure and produce fine circuit pattern photo masks on a stable basis.

In June 2003, Intel Corporation and Elpida entered into a business agreement under which Intel agreed to share its memory roadmaps in support of future product plans. The business agreement also includes the following provisions:

- we will focus our efforts on development of new DRAM architectures as well as enhancements of existing DRAM technologies
- we will exert significant efforts to expand our market presence in the DRAM business beyond their current level
- we will expand our 300mm internal manufacturing capacity and increase its subcontract manufacturing capability
- Intel has the option to access a certain portion of our manufacturing capacity on favorable terms comparable to other strategic customers
- we will make DDR2 memory products available for sale consistent with Intel's roadmap requirements

Suppliers

We obtain our manufacturing equipment from leading semiconductor equipment suppliers in the world. The main equipment in our manufacturing facilities include diffusion furnace systems, photolithography systems, ion implantation equipment, chemical mechanical polishing systems, chemical vapor deposition systems, sputtering systems, dry etching systems, wet chemical stations, semiconductor testing equipment and automated transportation equipment. Our main equipment suppliers are as follows:

Type of equipment	Main suppliers
Photolithography systems	Canon, Nikon, Tokyo Electron
Etcher	Canon, Hitachi High-Technologies, Tokyo Electron
Testing equipment	Advantest, Tokyo Electron
Measurement equipment	KLA-Tencor, Hitachi High-Technologies
Chemical vapor deposition systems	Applied Materials Japan, Hitachi Kokusai Electric, Tokyo Electron

We often cooperate with our equipment suppliers in connection with our research and development so that the equipment they supply will be compatible with our new manufacturing processes.

The principal raw materials used in the manufacture of our DRAM products are silicon wafers and specialized chemicals and gases. In addition, the manufacturing processes we use also require a significant amount of electricity and purified water. Wafers are the most significant raw material in terms of cost, representing 44.7% of our costs relating to the purchase of raw materials (including replacement parts for manufacturing equipment) in the fiscal year ended March 31, 2004.

We select our suppliers based on a number of factors, including product quality, technological capabilities, product delivery capabilities, company size, credit quality, product warranty policies and pricing, and we review our suppliers on a regular basis. We generally maintain multiple sources of supplies to ensure ready availability, although the number of suppliers capable of delivering certain raw equipment and materials is limited. For example, while the number of companies that are capable of producing wafers of the quality we require is limited, we currently maintain four sources.

We maintain large interconnected underground water-holding facilities at both our 200mm and 300mm wafer facilities to provide sufficient water in case of water shortages. We currently supply our electricity needs at our manufacturing facilities from a combination of an on-site gas-powered generation system (including a backup system) that supplies most of our electricity requirements and electricity supplied by the local power utility, with some degree of redundancy between the two sources.

Competition

The DRAM industry is highly competitive and is characterized by its cyclical nature, rapid price erosion for new products, high capital expenditure requirements and intellectual property disputes. We face intense competition from other DRAM manufacturers, including Samsung Electronics, Micron Technology, Hynix Semiconductor, Infineon Technologies and Nanya Technology, although competitors vary to a certain extent between the three application markets. In recent years, the number of DRAM manufacturers has been decreasing due to a continuing trend toward consolidation. Specific factors of competition also vary between our three targeted application markets. It is crucial for us to continue investing significant resources in research and development efforts and state-of-the-art manufacturing equipment to maintain our ability to introduce new products that are competitive both from technological and manufacturing efficiency standpoints. See "Risk Factors — We face intense competition in the DRAM industry".

In the workstations and servers market, our main competitors are Samsung Electronics and Infineon Technologies. Key competitive factors include:

- the ability to develop advanced DRAM products within the time frame specified by the relevant customer to be considered for validation
- the ability to maintain the status of a validated supplier for the relevant customer based on ability to provide a stable supply of high-quality DRAM products
- price

In the mobile phones and digital consumer electronics market, our main competitors include Samsung Electronics, Micron Technology, Hynix Semiconductor and Infineon Technologies. Key competitive factors include:

- the ability to develop advanced DRAM products within the time frame specified by the relevant customer to be considered for validation
- the ability to have technical marketing staff work closely with the customer to develop and provide products with the required customer- or application-specific characteristics
- the ability to anticipate the customer's needs to make proactive proposals of new products

In the personal computers market, we compete with all major IDM DRAM manufacturers as well as a number of Taiwanese non-IDM DRAM manufacturers. Commodity DRAM products offered by different manufacturers are generally interchangeable, and the volume of DRAM products required in this application market is large. As a result, key competitive factors include price and volume capabilities. In the case of personal computer manufacturers that also manufacture workstations and servers, the ability to provide reliable, high-performance DRAM products for use in their workstations and servers is also a competitive advantage in securing sales contracts for commodity DRAM products for use in their personal computers.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets and trademarks. We have purchased, and plan to purchase after the completion of the global offering, the DRAM-related and certain other patents held by NEC and Hitachi. As of August 31, 2004, we held a total of 1,252 patents worldwide relating to our products and processes, of which 718 were pending patent applications. We also hold trademark registrations for the Elpida name.

In July 2004, we increased the number of our intellectual property-related personnel and established in-house patent application and management capabilities.

We also currently rely on licensing arrangements entered into by NEC with third parties under which we are covered as an affiliate of NEC. However, we will no longer be able to take advantage of such arrangements upon the consummation of the global offering and have therefore been negotiating with some of these third parties to enter into direct licensing arrangements. As of the date of this offering memorandum, we had entered into direct cross-licensing arrangements with a number of semiconductor manufacturers, including Samsung Electronics, Intel and Renesas Technology, and we are currently in negotiations with some of the other third parties.

Pursuant to a patent licensing agreement entered into in October 2000 and amended in June 2004, Rambus has granted us a worldwide, nonexclusive and nontransferable license relating to SDRAM, DDR and DDR2 and certain other semiconductor products. The term of this license is through March 2008.

On August 4, 2003, we entered into two Technology Transfer and License Agreements relating to the transfer to PSC and license of 0.11, 0.10 and 0.09 micron DRAM design and manufacturing technology. The term of each license agreement is five years, and each agreement will renew annually thereafter unless terminated by us or PSC. We have agreed to provide technical support, training and information necessary for PSC to manufacture 0.11, 0.10 and 0.09 micron DRAMs and DRAM modules. PSC will in turn, under each agreement, pay a lump-sum licensing fee in separate installments as well as ongoing royalties calculated as a percentage of PSC's net selling price of the DRAMs produced by PSC and sold to customers other than us. Royalties are paid to us in Japanese yen semiannually. PSC has decided to forego production of DRAM products using 0.11 micron process technology and is scheduled to mass produce DRAM products using 0.10 and 0.09 micron process technologies in the fourth quarter of calendar 2004 and the third quarter of calendar 2005, respectively. Pursuant to the license agreements, PSC is permitted to sell the licensed DRAMs to third-party customers under brands other than Elpida.

Pursuant to a technology license agreement entered into in March 2003, Rambus has granted us a worldwide, nonexclusive and nontransferable license to design, make, have made, have designed, use, import and sell products incorporating Rambus' new high-speed DRAM technology called XDR. XDR is a high-performance, next generation DRAM technology developed by Rambus and currently licensed to Elpida, Toshiba and Samsung Electronics and is expected to be incorporated into certain digital consumer electronics and graphics systems. In addition to a one-time license fee and development fee, we are required to pay royalties for our use of Rambus' XDR which are calculated as a percentage of net sales of the finished products. Unless earlier terminated pursuant to its terms, the term of this license extends until the termination of Rambus' patents relating to the licensed XDR technology.

Insurance

We maintain a range of insurance policies which we believe are comparable to those of other companies with similar operations, covering the replacement cost of buildings, plant and machinery, stocks and goods-in-transit, as well as business interruption, product liability and other coverage. Our insurance policies are provided primarily by Mitsui Sumitomo Insurance Co. Ltd. These insurance policies do not cover losses related to floods, earthquakes or certain other events.

Employees

At October 1, 2004, we had 2,235 employees, of which 328 were secondees mainly from NEC and Hitachi (including their respective subsidiaries). Of our employees, 70 were outside of Japan working for our sales subsidiaries in the United States, Germany, Taiwan, Singapore and Hong Kong. The following table shows a breakdown of our employees based on job function as of October 1, 2004:

Job Function	Number of employees
Product design, research and development:	
Direct employees	863
Seconded employees	142
Production:	
Direct employees	765
Seconded employees	159
Sales and marketing:	
Direct employees	103
Seconded employees	16
Administration:	
Direct employees	176
Seconded employees	11
Total:	
Direct employees	1,907
Seconded employees	328

While our employees historically consisted of a large proportion of secondees from NEC, Hitachi and their respective affiliates, most of these secondees, including 97% of the secondees to which we extended an offer for transfer, were transferred to us to become our direct employees by October 1, 2004.

Other than the 824 employees were transferred to Hiroshima Elpida from NEC Hiroshima on October 1, 2004 who continue to be members of the Hiroshima Nippondenki Workers Union, our direct employees are not members of any labor union. Secondees from NEC and Hitachi are members of the NEC Workers Union and the Hitachi Workers Union. We consider our labor relations to be excellent.

We have an employee stock ownership plan under which a participating employee will be able to purchase our shares with funds deducted from such employee's salary and bonus payments after the listing of our shares on the Tokyo Stock Exchange. The plan administrator will make open-market purchases of our shares for the account of the plan on a monthly basis beginning November 2004. We plan to contribute 2% of the amounts deducted from each participating employee's salary and bonus to the plan funds. We will also solicit a one-time payment from participating employees on or around the date of this offering memorandum.

In March 2004, we granted stock options to our employees. See "Management — Compensation and Stock Options".

Environmental Standards and Government Regulations

Our manufacturing operations use many chemicals and gases, and we are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of such chemicals and gases as well as other emissions and waste disposals from our manufacturing operations. Additionally, we are subject to a wide variety of laws, regulations and industry standards relating to energy and resource conservation, recycling, pollution prevention and environmental health and safety.

We conduct annual environmental audits of our facilities, and we maintain an environmental risk management system, environmental management teams, environmental education and training programs and environmental assessment procedures for new manufacturing processes.

The Pollutant Release and Transfer Register Law requires companies to report the use of designated chemicals and the amount of those chemicals discharged to the environment. We use some of the chemicals designated by the law, and we are continuing to take action to reduce the use and discharge of these chemicals by, among other methods, setting our internal standards for the amount of polluting substances emitted to be lower than that of the statutory standards.

Although we have not been the subject of material environmental claims in the past and believe that our current activities conform to all presently applicable environmental regulations, the failure to comply with present or future regulations could result in costly litigation, the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in existing regulations, promulgation of new legislation, new information regarding environmental conditions or other events, and those expenditures could adversely affect our business, financial condition and results of operations. See "Risk Factors — Environmental laws and regulations may expose us to liability and increase our costs".

Our manufacturing facilities in Hiroshima are certified under the ISO 14001 standards on environmental management systems of the International Organization for Standardization.

Legal Proceedings

In June 2002, our U.S. sales subsidiary, Elpida (USA), received a grand jury subpoena from the U.S. District Court for the Northern District of California, seeking information regarding an investigation by the Antitrust Division of the DOJ into possible antitrust violations in the DRAM industry. We understand that most of the companies in the U.S. DRAM industry received similar subpoenas at or about this time in connection with this investigation. On September 15, 2004, the DOJ announced that Infineon agreed to plead guilty and pay a $160 million fine with respect to charges against it by the DOJ for participating in an international conspiracy to fix prices with other unnamed DRAM manufacturers between July 1999 and June 2002.

Subsequent to the commencement of the DOJ investigation, following public disclosure of the existence of the investigation by one or more companies, a number of purported class action lawsuits alleging violations of the Sherman Act and seeking treble monetary damages, attorney's fees, costs, and injunctive relief were filed in various district courts. The complaints named the DRAM suppliers who were known to have received the aforementioned grand jury subpoenas, including Elpida and Elpida (USA). Those federal district court cases were transferred to and consolidated before the U.S. District Court for the Northern District of California (San Francisco) (the "Northern California District Court") for coordinated or consolidated pretrial proceedings. On October 1, 2003, a consolidated amended class action complaint was filed in the Northern California District Court, superceding the prior, separate actions. Plaintiffs named Elpida and Elpida (USA) among the defendants in the consolidated amended complaint. Plaintiffs purport to represent an alleged class of individuals and entities who purchased DRAM during the period from approximately November 1, 2001 to June 30, 2002 and assert antitrust claims similar to those previously contained in the individual actions.

Additional cases were filed between August 2002 and April 2003 in a number of California state superior courts. Each of the California state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM products during a specified time period commencing on or about December 1, 2001. Those complaints sought monetary damages, restitution, costs, attorneys' fees and an injunction against the allegedly unlawful conduct. The foregoing California state cases were transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. On October 15, 2003, the plaintiffs in those actions filed a Consolidated Amended Class Action Complaint for restraint of trade and unfair competition in violation of California law, asserting similar claims and seeking like damages, but doing so in a single consolidated action. Elpida and Elpida (USA) were named as defendants in the Consolidated Amended Class Action Complaint, together with other DRAM suppliers. An additional state class action was commenced, on or about March 15, 2004, in the Commonwealth of Massachusetts by a plaintiff, individually and on behalf of a class of individuals and entities that made purchases of DRAM or products containing DRAM during the period from November 1, 2001 to June 30, 2002. Further, on or about May 25, 2004, a similar state class action was commenced in the State of Florida. Plaintiffs in both of these cases seek disgorgement and/or restitution of defendants' unjust enrichment. The defendants in both of these cases had the respective cases removed to federal district court and then provisionally transferred to the Northern California District Court. On August 9, 2004, a second state action was filed against Elpida in Massachusetts raising claims under state consumer protection laws for the period from July 1, 1999 to the present, and on October 6, 2004, a second complaint was filed against Elpida in Florida alleging unfair trade practices from July 1999 to "at least" June 2002. In addition, in September and October 2004, claims have been filed against Elpida in a number of states, including Kansas, Michigan, North Carolina and West Virginia, alleging violations mainly of state antitrust laws during various periods between 1999 and the present. Each of these state claims are brought on behalf of a class of indirect purchasers in the respective states. We are unable to predict the outcome of the DOJ investigation, the class action litigation summarized above or any ancillary or related proceedings that may follow.

In March 2003, we, as well as a number of other DRAM manufacturers, received a request for information from the European Commission (the "Commission") to enable the Commission to assess the compatibility with the Commission's rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. We completed our response to this request in July 2003. We are unable to predict the outcome of this request for information.

In May 2004, the Canadian Competition Bureau advised Elpida (USA) that it and its affiliated parties are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. While the inquiry currently does not require any compulsory action from Elpida (USA), it has met voluntarily with the Competition Bureau for preliminary discussions in connection with the inquiry. The Competition Bureau's inquiry is at a relatively early stage, and we are unable to predict its outcome.

Except as set forth above, we are not currently subject to, or threatened with, any material legal proceedings. We have made no reserve for any potential liabilities related to antitrust violations.

On June 16, 2004, together with Micron Japan, Ltd., we filed a petition with the Minister of Finance asking for the imposition of countervailing duties on imports into Japan of DRAM products manufactured by Hynix Semiconductor on the basis that financial contributions received by Hynix Semiconductor from private financial institutions on behalf of or under the direction of the government of the Republic of Korea constitute unfair subsidies. The Ministry of Finance is currently investigating our claims, and the investigation is expected to be completed by August 2005. In July and August 2003, countervailing duties were imposed by the U.S. Department of Commerce and the European Union on the same basis.

However, it is not certain whether the Minister of Finance will impose a countervailing duty on Hynix Semiconductor DRAM products imported into Japan.

Directors and Statutory Auditors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of not more than ten members and provide for not more than five statutory auditors. All directors and statutory auditors are elected by our shareholders at general meetings. The normal term of office for directors is two years, and the normal term of office for statutory auditors is four years, but directors and statutory auditors may serve any number of consecutive terms. Our board of directors may elect, from among its members, a President, one or more Executive Vice Presidents and one or more Senior Managing Directors and Managing Directors. Our board of directors also elects one or more Representative Directors from among its members. Each of the Representative Directors has the authority to represent us in the conduct of our affairs.

Our statutory auditors are not required to be, and are not, certified public accountants. The statutory auditors may not at the same time be directors or employees of us or any of our subsidiaries, and at least one-half of them should be a person who has never been a director or employee of us or any of our subsidiaries at any time prior to their election as a statutory auditor. Each statutory auditor has a statutory duty to examine the financial statements and business reports submitted by the Representative Directors at general meetings of our shareholders, to report their opinions thereon to the shareholders and also to supervise the administration by the directors of our affairs. They are obligated to participate in meetings of the board of directors, and if necessary, to express their opinion at such meeting, but are not entitled to vote.

The statutory auditors form the board of statutory auditors. The board of statutory auditors has a statutory duty to prepare and submit an audit report to the board of directors each year. A statutory auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of statutory auditors is empowered to establish audit principles, the method of examination by the statutory auditors of our affairs and financial position and any other matters relating to the performance of the statutory auditors' duties.

The names and titles of our directors and statutory auditors are as follows:

Name	Title	Date first elected to board or office
Yukio Sakamoto	President and Representative Director	November 2002
Shuichi Otsuka	Director	March 2004
Shinji Shimizu	Director	March 2004
Shunichi Suzuki	Director	February 2003
Toshio Nohara	Director	April 2003
Akira Kiyota	Director	September 2004
Kosei Nomiya	Director	September 2004
Norio Matsumoto	Full-time Corporate Auditor	January 2004
Kenji Seo(1)	Corporate Auditor	November 2002
Mitsuyoshi Toyoshima(1)	Corporate Auditor	December 2002

Note:

(1) Corporate Auditors (who are our statutory auditors) Kenji Seo and Mitsuyoshi Toyoshima are outside auditors as defined under the Commercial Code.

Yukio Sakamoto, 57, became our President and Representative Director in November 2002. From March 2000 to October 2002, Mr. Sakamoto was the President of UMC Japan (formerly Nippon Foundry, Inc.). Prior to joining UMC Japan, he acted in a number of positions at Kobe Steel, Ltd., including General Manager of the Semiconductor Department, Electronics & Information Division. Prior to joining Kobe Steel, he was Vice President of Texas Instruments Japan Limited from April 1993 to September 1997. Mr. Sakamoto has also been President and Representative Director of Hiroshima Elpida since March 2004.

Shuichi Otsuka, 53, became a Director in March 2004, prior to which he served as a Director of Hiroshima Elpida from September 2003 to March 2004. He has been our Chief Operating Officer since November 2002. Prior to joining Elpida, Mr. Otsuka acted in a number of important positions within Sony, including the President of System Device Company (within Semiconductor Network Company) from April 2001 to September 2002.

Shinji Shimizu, 57, became a Director in December 1999 and served until November 2002, when he became an Executive Officer. He rejoined the board in March 2004 and also currently acts as our Chief Technology Officer and as a Corporate Auditor for Hiroshima Elpida. Prior to joining Elpida, Mr. Shimizu was Deputy General Manager, DRAM Business Division, Semiconductor & Integrated Circuits Group of Hitachi from July 1998 to December 1999.

Shunichi Suzuki, 59, became a Director in February 2003. Mr. Suzuki has also been a Senior Vice President and a Director of NEC since June 2002.

Toshio Nohara, 58, became a Director in April 2003. Mr. Nohara has also been the General Manager, Semiconductor Business Operations of Hitachi since December 2002.

Akira Kiyota, 59, became a Director in September 2004. Mr. Kiyota has also been a Director and Deputy Chairman of Daiwa Securities Group Inc. and Chairman of the Institute of Daiwa Institute of Research Ltd. since June 2004. Mr. Kiyota was the President and Representative Director of Daiwa Securities SMBC Co. Ltd. (formerly known as Daiwa Securities SB Capital Markets Co.Ltd.) from April 1999 to June 2004.

Kosei Nomiya, 64, became a Director in September 2004. Mr. Nomiya has also been the Chairman of Ultratech Japan KK since May 2004 and Advisor to the Chairman of UMC Japan since August 2004. Mr. Nomiya was a Senior Vice President & Executive Officer of Hitachi Kokusai Electric Inc. from June 2000 to March 2004. Mr. Nomiya was the Director and General Manager, Semiconductor & Integrated Circuits Group of Hitachi from June 1995 to 1997 and a Director of Hitachi and the President of Hitachi Semiconductor America from 1997 to June 2000.

Norio Matsumoto, 57, became a Corporate Auditor in January 2004. Prior to assuming his current position, he acted as Deputy General Manager of Manufacturing from April 2002 to January 2003, as Executive General Manager of our Product Division and Operation Office from January 2003 to September 2003 and as an Executive Officer of Hiroshima Elpida from September 2003 to January 2004. Mr. Matsumoto was the General Manager, Multi Purpose Semiconductor Business Division, Semiconductor & Integrated Circuits Group of Hitachi from April 1999 to February 2001.

Kenji Seo, 56, became a Corporate Auditor in November 2002. Mr. Seo has also been General Manager of the Affiliates Division at NEC since October 2002.

Mitsuyoshi Toyoshima, 46, became a Corporate Auditor in December 2002. Mr. Toyoshima has also been Deputy General Manager, Finance of Hitachi since June 2002.

Messrs. Suzuki and Nohara are currently senior officers of NEC and Hitachi, respectively. We expect to have, for the foreseeable future, one representative each from our principal shareholders, NEC and Hitachi, on our board of directors.

Under the Commercial Code of Japan and our articles of incorporation, we are permitted to enter into agreements with each of our outside directors that limit their respective liability towards us to a maximum of the larger of a specified amount or an amount equal to two years of such outside director's compensation from us. We have entered into such agreements with Messrs. Suzuki, Nohara, Kiyota and Nomiya.

Executive Officers

Our executive officers are appointed by our board of directors and have the primary executive responsibility within their appointed business areas and a duty under our internal regulations to report to the board of directors. We currently allow for up to 12 executive officers. The term of office for executive officers may be up to one year, and they may serve any number of consecutive terms.

The names and titles of our executive officers are as follows:

Name	Title	Date first appointed
Yukio Sakamoto[(1)]	Chief Executive Officer	November 2002
Shuichi Otsuka[(1)]	Chief Operating Officer	November 2002
Shinji Shimizu[(1)]	Chief Technology Officer	November 2002
Yasukazu Inoue	Chief Quality Officer	November 2002
Masaji Kubo	Chief Administrative Officer	December 2002
Hiroji Matsumiya	Chief Financial Officer	June 2003
Tatsuya Iida	Chief Sales Officer	June 2003
Shigeru Koshimaru	Chief Marketing Officer	November 2003
Yoshitaka Kinoshita	Executive Officer	April 2004
Takao Adachi	Executive Officer	April 2004
Akira Tsujimoto	Executive Officer	April 2004
Jiro Yamamoto	Executive Officer	April 2004

Note:

(1) Biographies for executive officers who are also directors can be found in "— Directors and Statutory Auditors".

Yasukazu Inoue, 57, became a Chief Quality Officer in November 2002. He previously acted as a Director of Elpida from December 1999 to November 2002. Prior to joining Elpida, Mr. Inoue was the General Manager of First Memory Division for LSI Memory Operation Unit in the Electron Device of NEC from July 1999 to December 1999.

Masaji Kubo, 53, became a Chief Administrative Officer in December 2002. He was General Manager of Corporate Planning from July 2002 to December 2002. Prior to joining Elpida, Mr. Kubo was the Executive, Management Planning Division, Semiconductor & Integrated Circuits Group of Hitachi from September 2000 to July 2002.

Hiroji Matsumiya, 51, became a Chief Financial Officer in June 2003. Prior to joining Elpida, Mr. Matsumiya was Head of Investor Relations Office, Corporate Finance & IR Division at NEC from December 1998 to June 2003.

Tatsuya Iida, 50, became a Chief Sales Officer in June 2003. He was the Senior Manger of Semiconductor Marketing Division at NEC from July 1995 to July 1998 and was the General Manager of Memory SBU at NEC Electronics Inc. from July 1998 to January 2001. Also Mr. Iida was dispatched to Elpida (USA) as Senior Vice President from April 2001 to December 2003.

Shigeru Koshimaru, 54, became a Chief Marketing Officer in November 2003. Mr. Koshimaru held positions as the Department Manager at NEC from July 1996 to July 1998 and the Associate Vice President at NEC Electronics Inc. from July 1998 to July 2003.

Yoshitaka Kinoshita, 46, became an Executive Officer in April 2004. Before becoming an Executive Officer, he acted in various positions within Elpida from April 2000 to April 2004, including Division Manager for our Server and PC Division. Prior to joining Elpida, Mr. Kinoshita was the Department Manager, Advanced DRAM Development Department, DRAM Business Division, Semiconductor & Integrated Circuits Group of Hitachi from February 1999 to April 2000.

Takao Adachi, 48, became an Executive Officer in April 2004. Mr. Adachi acted in a number of important positions within Elpida from April 2000 to April 2004, including General Manager of the Technology Development Office. Prior to joining Elpida, Mr. Adachi was Project Manager of Planning and Development for First Memory Division for LSI Memory Operation Unit in the Electron Device of NEC from June 2000 to October 2000.

Akira Tsujimoto, 46, became an Executive Officer in April 2004. Mr. Tsujimoto joined Elpida in April 2000 and was Division Manager of the Mobile and Advanced Memory Division from January 2003 to April 2004. Prior to joining Elpida, Mr. Tsujimoto was Project Manager of Circuit Design Department for First

Memory Division for LSI Memory Operation Unit in the Electron Device of NEC from October 1998 to March 2000.

Jiro Yamamoto, 50, became an Executive Officer in April 2004. He has served as a Director at Hiroshima Elpida since September 2003. Prior to September 2003, Mr. Yamamoto was the Senior Vice President of NEC Hiroshima, Ltd. from April 2003.

Compensation and Stock Options

The aggregate compensation, including bonuses, paid by Elpida to its Directors and Statutory Auditors during the fiscal year ended March 31, 2004 was ¥39 million.

On March 23, 2004, we granted stock options to three directors, two statutory auditors, five executive officers and 584 employees of Elpida and four directors, one statutory auditor and 898 employees of Hiroshima Elpida. As of September 30, 2004, the options from this grant that remain valid entitle holders to purchase an aggregate of up to a total of 3,230,000 shares of common stock between the date one year after the listing of our shares on the Tokyo Stock Exchange and March 31, 2011 at an exercise price of ¥2,500 per option (subject to anti-dilution adjustments).

SUBSIDIARIES

We conduct our business together with our subsidiaries. At September 30, 2004, we had six consolidated subsidiaries and no equity-method affiliates. The following table presents information on our consolidated subsidiaries as of September 30, 2004:

Name	Location	Main business	Issued capital (in thousands)	Percentage held by us
Hiroshima Elpida Memory, Inc.	Japan	Manufacturing	¥325,000	100%
Elpida Memory (USA) Inc.	U.S.A.	Integrated circuit sales in North America	$4,000	100[(1)]
Elpida Memory (Europe) GmbH.	Germany	Integrated circuit sales in Europe	€25	100
Elpida Memory (Taiwan) Co., Ltd.	Taiwan	Integrated circuit sales in Taiwan	NT$12,500	100
Elpida Memory (Singapore) Pte. Ltd.	Singapore	Integrated circuit sales in Singapore	SG$800	100
Elpida Memory (HongKong) Co., Ltd.	Hong Kong	Integrated circuit sales in PRC	HK$3,500	100

Note:

(1) Prior to March 24, 2004, we owned 20% of the common stock of Elpida (USA). We acquired the remaining 80% from U.S. subsidiaries of NEC and Hitachi on March 24, 2004.

PRINCIPAL SHAREHOLDERS

In addition to our shares of common stock, we have shares of Class B, C and D stock outstanding prior to the global offering. The Class C and D shares will be converted into shares of common stock at a ratio of 1:1 pursuant to the applicable terms in our articles of incorporation on the date of our listing on the Tokyo Stock Exchange. See "Description of the Shares — General". While we previously had Class A stock outstanding, all shares of Class A stock were converted into shares of common stock on May 24, 2004 pursuant to their terms, and our articles of incorporation were amended on June 21, 2004 to eliminate Class A stock. The table below shows information about the ownership of our shares of common stock as of September 30, 2004 as appearing on our register of shareholders and as adjusted to give effect to the global offering (assuming the over-allotment option is exercised in full) and the conversion of Class C and D shares into common stock as if such conversion had occurred:

Registered shareholder	Number of shares owned	Percentage of shares issued before the global offering	Number of shares to be received upon conversion of Class C and D shares	Number of shares owned immediately after the global offering	Percentage of shares issued after the global offering
NEC	23,000,020	50.0%	—	23,000,020	25.0%
Hitachi	22,999,980	50.0	—	22,999,980	25.0
Kingston Technology Corporation	—	—	2,400,000	2,400,000	2.6
Intel Capital Corporation[(1)]	—	—	1,080,000	1,080,000	1.2
Others	—	—	10,654,400	42,504,400	46.2
Total	46,000,000	100.0%	14,134,400	91,984,400	100.0%

Notes:

(1) Intel Capital Corporation is the registered shareholder of all of our 4,480,000 shares of Class B stock as of September 30, 2004. Shares of Class B stock can be converted to shares of our common stock at any time at the option of the holder after the consummation of the global offering. See "Description of the Shares — General". In addition, Intel Capital Corporation has the right to sell to NEC and Hitachi the shares of Class B stock at its cost upon the occurrence of certain trigger events such as certain defaults or bankruptcy events related to us, NEC or Hitachi. In addition, this right to sell to NEC and Hitachi will also be triggered by our listing on a stock exchange, subject to certain restrictions on sales of such shares for six months from the date of our listing on the Tokyo Stock Exchange as described in "Purchase and Sale", and such right will exist for one year after the date of the listing.

(2) None of our directors or statutory auditors hold any shares of any class of our capital stock.

RELATED PARTY TRANSACTIONS

The following tables show our principal transactions with our principal shareholders and their respective subsidiaries and affiliates for the fiscal years ended March 31, 2003 and 2004:

Transactions with NEC and its subsidiaries and affiliates:

Description of transaction	Amount of transaction in year ended March 31,		
	2003	2004	
	(in millions of yen and thousands of dollars)		
Sales of products and services, including mostly sales of DRAM products, for the fiscal year ended March 31, 2003, and mostly sales to NEC Electronics related to our provision of foundry services, for the fiscal year ended March 31, 2004	¥1,524	¥11,738	$111,061
Purchases of products as inventory and components, including mainly purchases of completed DRAM products, DRAM chips and outsource of back-end processes	36,027	41,995	397,341
Payments of manufacturing-related costs, including mainly: • lease payments related to our lease from NEC Hiroshima of mainly the 200mm wafer facility, • lease payments related to sublease of equipment from NEC Hiroshima, • labor costs related to seconded personnel • purchases of parts for manufacturing equipment	—	19,560	185,070
Payments of selling, general and administrative expenses, including mainly: • labor costs related to seconded personnel • lease payments related to lease from NEC and NEC Electronics of non-manufacturing-related facilities, including research and development-related facilities • outsourcing costs of research and development	14,927	9,271	87,719
Purchases of tangible assets, including mainly: • manufacturing equipment • fixtures for manufacturing facilities • costs related to computer hardware used in manufacturing processes	2,616	4,996	47,270
Purchases of software, including mainly software related to manufacturing processes	1,732	141	1,334

Transactions with Hitachi and its subsidiaries and affiliates:

Description of transaction	Amount of transaction in year ended March 31,		
	2003	2004	
	(in millions of yen and thousands of dollars)		
Sales of products and services, including mainly sales of DRAM products to one of our four domestic semiconductor product distributor customers which is a Hitachi affiliate	¥4,700	¥11,233	$106,283
Purchases of products as inventory and components, including mainly purchases of completed DRAM products, DRAM chips and outsource of back-end processes	22,409	54,445	515,139
Payments of manufacturing-related costs, including mainly purchases of parts for manufacturing equipment	—	214	2,025
Payments of selling, general and administrative expenses, including mainly labor costs related to seconded personnel and outsourcing costs of research and development	4,345	7,393	69,950
Purchases of tangible assets, including mainly manufacturing equipment	3,968	9,183	86,886
Purchases of software related to manufacturing processes	—	100	946

In addition to the above transactions, NEC and Hitachi each subscribed for ¥9,500 million of our capital stock in the fiscal year ended March 31, 2004, and NEC and Hitachi each subscribed for ¥29,500 million of our capital stock in the fiscal year ended March 31, 2003.

All of our transactions with NEC, Hitachi and their subsidiaries and affiliates have been conducted on an arm's-length basis.

There have been no material transactions between us and any of our directors, executive officers, statutory auditors or with any companies with which any of them have a relationship, except for transactions with our principal shareholders as described in the tables above.

We generally have been, and plan to continue, engaging in the type of transactions with NEC and Hitachi and their respective subsidiaries and affiliates described in the above table after March 31, 2004 into the foreseeable future, except for the following:

- Lease payments to NEC Hiroshima related to our 200mm wafer facility have ceased beginning October 1, 2004 as a result of our purchase of assets of NEC Hiroshima for ¥34 billion on September 30, 2004
- Labor costs related to seconded personnel will also decrease significantly as most of our secondees were transferred to us to become our direct employees by October 1, 2004
- Purchases of DRAM products from NEC have ceased, and purchases of DRAM products from affiliates of Hitachi have decreased and will continue to decrease significantly

Each of NEC and Hitachi currently has one representative on our board of directors.

DESCRIPTION OF THE SHARES

The following is a description of material features of our outstanding shares, including brief summaries of the material provisions of the Commercial Code of Japan (the "Commercial Code"), and our articles of incorporation and share handling regulations as of the date of this offering memorandum.

General

A joint stock company (*kabushiki-kaisha*) is a legal entity incorporated under the Commercial Code. The investment and rights of the member shareholders of a joint stock company are represented by shares of stock in the company, and shareholders' liability is limited to the subscription price of the shares.

Authorized Share Capital

The total number of authorized shares of our capital stock as of September 30, 2004 is 284,480,000 shares, and consists of the following authorized numbers of shares of each class of stock:

- 200,000,000 shares of common stock
- 4,480,000 shares of Class B stock
- 40,000,000 shares of Class C stock
- 40,000,000 shares of Class D stock

Assuming the automatic conversion of Class C stock and Class D stock (as described below), all the number of authorized shares of Class C stock and Class D stock would be deleted pursuant to our articles of incorporation, and accordingly, the above total number of authorized shares of our capital stock would be reduced to 204,480,000.

An increase (or further decrease) in the total number of authorized shares of our capital stock is, in principle, only possible by means of an amendment to our articles of incorporation.

Class Stock

Summaries of the substance of our outstanding classes of capital stock are as follows.

Class B Stock

Class B stock is non-voting stock. Although Class B shareholders are granted certain veto rights pursuant to our articles of incorporation, such veto rights are to expire on the effective date of an initial listing of shares of our common stock on the Tokyo Stock Exchange that satisfies certain criteria stated in our articles of incorporation (the "Qualified Listing Date"). We shall distribute annual or interim dividends, if any, to Class B shareholders *pari passu* with common shareholders, provided, however, that the amount of annual or interim dividends per share to Class B shareholders is such amount as paid to common shareholders multiplied by the Class B conversion ratio. (The Class B conversion ratio is initially 1 : 1, and adjusted in accordance with the adjustment of Class B conversion price. The method of calculation of Class B conversion ratio is described below.) When we make a liquidation distribution out of residual assets, we shall make such distribution to Class B shareholders *pari passu* with common shareholders on a pro rata basis but subordinated to Class C and Class D shareholders, provided, however, that the amount of liquidation distribution out of residual assets to Class B shareholders is such amount as paid to common shareholders multiplied by the Class B conversion ratio. Although, under our articles of incorporation, Class B shareholders may request to convert their shares of Class B stock into common stock in whole or in part at any time, pursuant to an agreement with the Class B shareholder, the Class B shareholder will not be able to exercise its conversion right until the effective date of an initial listing of shares of our common stock on the Tokyo Stock Exchange (the "listing date"). In addition to the Class B shareholders' conversion right, our board of directors may require holders of shares of Class B stock to convert such shares to shares of common stock on any date on or after the second anniversary of the Qualified Listing Date. The number of shares of common stock to be issued upon conversion (including both conversion initiated by Class B shareholders and by us) shall be calculated by dividing 2,500 yen per share (subject to appropriate adjustment in the case of share split, share consolidation or similar event of Class B stock) by the Class B conversion price (the quotient obtained through such calculation is referred to as "Class B conversion ratio"). The Class B conversion price is 2,500 yen and shall be adjusted appropriately when there is an issuance or a disposal of shares of new common stock or convertible stock (including the global offering) at a consideration per share less than the current Class B conversion price or other similar events.

Class C Stock

Class C stock is non-voting stock and has preference in liquidation distribution out of residual assets. There is a provision in our articles of incorporation stating that all shares of Class C stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of common stock to be issued upon conversion, the Class C conversion price and the adjustment of the Class C conversion price are the same as those for Class B stock described above.

Class D Stock

Class D stock is non-voting stock and has preference in liquidation distribution out of residual assets. There is also a provision in our articles of incorporation stating that all shares of Class D stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of common stock to be issued upon conversion, the Class D conversion price and the adjustment of the Class D conversion price are the same as those for Class B stock described above.

Share Transfer

Under the Commercial Code and our articles of incorporation, shares are transferable by delivery of share certificates. In order to claim shareholder's rights against the issuer company, the transferee must have its name and address registered on the register of shareholders. Companies may state certain rules regarding share handling affairs in their articles of incorporation and share handling regulations. Our articles of incorporation provide that share handling affairs shall be handled by our transfer agent (as explained below) and that the details shall be stated in our share handling regulations.

Central Clearing System for Share Certificates

An eligible institution, or a "participating institution", such as a securities company or bank, may deposit its share certificates with JASDEC under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. If a holder is not a participating institution, it may deposit its share certificates with JASDEC through a participating institution that has a clearing account with JASDEC.

All shares deposited with JASDEC will be registered in the name of JASDEC on the register of shareholders. Each participating shareholder will be registered in turn on the register of beneficial shareholders and be treated in the same way as shareholders registered on the register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the books maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The central clearing system is intended to streamline deposit and delivery of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Paperless Clearing System

A series of laws has been enacted to establish a unified clearing system for various types of securities and to eliminate certificates representing securities to be traded through this system. A new law to incorporate shares of stock into this "paperless clearing system" was promulgated on June 9, 2004 and will come into full force and effect on a date, to be designated by a cabinet ordinance, which will occur within five years from the date of promulgation. On this effective date, the paperless clearing system is expected to become compulsorily applicable to the shares of all listed companies in Japan. On the same date, all share certificates issued by listed companies will become void and the JASDEC clearing system will terminate, but measures are expected to be taken to ensure a smooth transition to the paperless clearing system with respect to all shares, whether the share certificates are then in the possession of shareholders or JASDEC.

The paperless clearing system will be operated by a clearing organization (which may be the same entity as JASDEC), and certain institutions, typically securities companies, are expected to participate in the system directly or indirectly through other participating institutions. Following the application of the paperless clearing system to the shares of all listed companies, shareholders of each listed company will be recorded in such company's register of shareholders. The register of shareholders will be updated at each record date for determining shareholders entitled to dividends and voting rights, and at any other date that may be designated by the company, based on information provided to the company by the clearing organization. Transfer of shares will be effected by book-entry in accounts maintained by the transferor and the transferee at participating institutions.

The description of the shares below does not contain further information regarding this paperless clearing system, which is not yet applicable to shares of listed companies as of the date of this offering memorandum.

Dividends

Generally, among one class of shares, dividends are distributed in proportion to the number of shares owned by each shareholder. Dividends for each financial period may be distributed following shareholders' approval at an ordinary general meeting of shareholders. Under our articles of incorporation, we are relieved of our obligation to pay any annual or interim dividends for a period of three (3) years after the date on which they first become payable.

Under our articles of incorporation, our financial accounts will be closed on March 31 of each year and dividends, if any, will be paid to our shareholders and registered pledgees of record as of March 31 of each year following our shareholders' approval at the ordinary general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders and registered pledgees of record as of September 30 of each year.

The Commercial Code provides that a company may not make any distribution of profits by way of annual or interim dividends unless it has set aside in its retained earnings reserve, an amount equal to at least one-tenth of the amount to be paid as the relevant annual distribution of profits, or an amount equal to one-tenth of the amount of such interim dividends, until the retained earnings reserve together with the capital reserve is at least one-quarter of the stated capital.

A company may distribute profits by way of annual dividends to the extent of the balance of net assets, on a non-consolidated basis, after the subtraction of the aggregate total of (i) the amount of its stated capital, (ii) the total amount of its capital reserve and retained earnings reserve, (iii) the amount of retained earnings reserve that is required to be set aside for the accounting period and (iv) all other amounts provided by Order of the Ministry of Justice and other applicable laws, including (a) the excess, if any, of unamortized expenses incurred in the preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii) and (iii) above, (b) the amount of share subscription moneys for new shares, or security money to be applied to such subscription money, if any, recorded on its balance sheet and (c) if assets are stated at market value on its balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost of those assets.

A company may distribute profits by way of interim dividends to the extent of a certain amount, which is referred to herein as the "threshold amount". The threshold amount is the aggregate total of (A) the balance of the net asset amount on the latest balance sheet after the subtraction of the amounts mentioned in the following items (1) through (4), and (B) the amounts mentioned in the following items (5) through (7): (1) the total amount of its stated capital and reserves as of the end of the latest accounting period; (2) the total amount of the retained earnings reserve set aside at the ordinary general meeting of shareholders for the latest accounting period and the retained earnings reserve required to be provided at the time of the distribution of interim dividends; (3) the total amount determined to be distributed as dividends, paid out from the profits or incorporated into the stated capital at the annual shareholders' meeting for the latest accounting period, and the total acquisition price of its own shares determined by a resolution of the ordinary general meeting of shareholders for the latest accounting period; (4) all other amounts provided by Order of the Ministry of Justice and other applicable laws, including (a) the excess, if any, of unamortized expenses incurred in the preparation for commencement of business and in connection with research and development over the aggregate of the amounts of reserves as of the latest accounting period and its retained earnings reserve set aside at the ordinary general meeting of shareholders for the latest accounting period; (b) the amount of share subscription moneys for new shares, or security money to be applied to such subscription money, if any, recorded on its balance sheet as of the latest accounting period; (c) if assets are stated at market value on its balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost of those assets as of the latest accounting period; (d) the book value of its own shares purchased as otherwise required under the Commercial Code after the end of the previous fiscal year; (e) the book value of its own shares purchased after the end of the previous fiscal year pursuant to the resolution of the ordinary general meeting of shareholders or the board of directors before the end of the previous fiscal year and (f) the amount by which the net asset value decreased due to certain type of corporate split conducted after the end of the previous fiscal year, if any; (5) the retained earnings increase differential due to the decrease of the legal reserve after the end of the previous fiscal year; (6) the capital decrease differential after the end of the previous fiscal year and (7) all other amounts provided by Order of the Ministry of Justice and other applicable laws, including (a) the capital loss amount which is subsequently covered after the end of the previous fiscal year and (b) the amount by which the retained earnings increase due to the merger differential or corporate split differential related to certain type of corporate split after the end of the previous fiscal year.

Interim dividends may not be paid where there is a risk that at the end of the current business year there might not be any excess of net assets over the aggregate of the amounts referred to in items (i) through (iv) in the paragraph preceding the paragraph above.

Stock Splits

Under the Commercial Code and our articles of incorporation, we may at any time split shares into a greater number of shares by resolution of our board of directors. A company that conducts a stock split is required by the Commercial Code to give public notice (i) to provide an outline of the stock split, and (ii) to announce that shareholders entered or recorded in the shareholder register as of a date specified by the company are entitled to the shares resulting from the stock split no later than two (2) weeks prior to such specified date. Furthermore, notices to each above shareholder and pledgee are required without delay after the effective date of the stock split to notify the class and the number of shares to be allotted to such shareholder and pledgee.

Consolidation of Shares

Under the Commercial Code and our articles of incorporation, we may consolidate shares into a smaller number of shares by special resolution (as defined below) of a general meeting of shareholders. A company that conducts consolidation of shares is required by the Commercial Code to give public notice (and in addition, notice to each shareholder and registered pledgee) to provide an outline of the consolidation of shares within a period of not less than one month specified in such notice. Furthermore, a company is required to state in the public notice that share certificates must be submitted to the company for exchange by the due date specified in the notice and that share certificates that are not submitted to the company by the due date will be invalid. However, if it is specified in the special resolution that share certificates that correspond to quantities of shares that can be consolidated without resulting in fractions need not be submitted, such share certificates are exempt from the requirement of submission stated on the public notice and on the notices sent to each shareholder and registered pledgee.

Unit Share System

A company may provide, by its articles of incorporation, that a specified number of shares shall constitute one unit of shares; provided, however, that the number of shares constituting one unit may not exceed one thousand or the number equivalent to 0.5% of the total number of outstanding shares of the company. A holder of less than one unit of shares has no voting right. Under our articles of incorporation, the number of shares constituting one unit is one hundred (100) for common, Class B, Class C and Class D stock. The number of shares constituting one unit may be changed by special resolution of a general meeting of shareholders. However, if a company has issued only one (1) class of stock, it may reduce the number of shares constituting one unit or abolishing the provisions regarding unit shares in the articles of incorporation by resolution of the board of directors.

We provide, by our articles of incorporation, that we shall not issue any share certificates representing shares of less than the number of shares constituting one unit.

We provide, by our articles of incorporation and the share handling regulations, that any shareholder having shares of less than the number of shares constituting one unit may demand that we purchase such shares at the price that is settled through consultation between such shareholder and us.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is expected to be held in Tokyo, usually in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be sent to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder or group of shareholders that has continuously held 300 or more voting rights or 1% or more of the total outstanding voting rights for the last six months or longer, may request in writing to a director that a specific matter be added to the agenda of a general meeting of shareholders or to enter or record a summary of the proposal in the notice of a general meeting of shareholders, at least eight weeks prior to the date of such meeting.

Further, any shareholder or group of shareholders that has continuously held 3% or more of the total outstanding voting rights for the last six months or longer, may request the convocation of a shareholders' meeting by submitting to the directors a paper document describing the agenda of the meeting and the reason for its convocation.

Voting Rights

A common shareholder has one vote per unit. However, a shareholder that is a corporation may not exercise its voting rights if more than one quarter of its outstanding voting rights are directly or indirectly held by the company. Under our articles of incorporation, except as otherwise provided by law or any other provisions of our articles of incorporation, a resolution can be adopted at a meeting of shareholders by the affirmative vote of shareholders holding a majority of the total number of exercisable votes represented at the meeting. The Commercial Code requires a quorum of not less than one-third of the total number of voting rights owned by all shareholders of a company for election of the directors and statutory auditors. In addition, our articles of incorporation provide that cumulative voting will not be adopted with regard to the election of our directors.

The Commercial Code also provides that shareholders holding a majority of voting rights owned by all shareholders of the company must be present at a shareholders' meeting to approve specified corporate actions, provided, however, that this quorum requirement may be reduced by a provision of the articles of incorporation to a minimum of one third of the total voting rights. Our articles of incorporation provide that shareholders holding not less than one third of the total number of voting rights owned by all shareholders must be present. The specified corporate actions include:

- An amendment to the articles of incorporation
- The dismissal of a director or statutory auditor
- A dissolution, merger or demerger (except in some limited circumstances in the case of mergers or demergers)
- The transfer of the whole or a substantial part of the business

In addition to the quorum requirement, a resolution for the above actions can be adopted only by a special resolution, which is an affirmative vote of shareholders holding two-thirds or more of the total number of exercisable votes represented at the meeting.

Liquidation Rights

If a company is liquidated, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in accordance with the articles of incorporation.

Record Date

March 31 is the record date for the payment of annual dividends, if any, and the determination of the shareholders entitled to vote at the ordinary general meeting of our shareholders, and September 30 is the record date for the payment of interim dividends, if any.

Transfer Agent

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") is the transfer agent for our shares. The office of the Tokyo Business Department of Sumitomo Trust is located at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan. Sumitomo Trust maintains the register of shareholders and records of transfers of ownership in accordance with our share handling regulations.

Purchase of Shares by Us

A company may purchase its own shares from the market by either of the following two methods: (i) by a resolution of the board of directors, if the articles of incorporation provide that it may do so, as do our articles of incorporation, and (ii) by a special resolution of the ordinary general meeting of shareholders.

Furthermore, a company may purchase its own shares from a specific party if such purchase is approved by a special resolution of the ordinary general meeting of shareholders. Any shareholder who receives the convocation notice of such shareholders' meeting may request the purchase of its shares as well by submitting a written notice five days prior to the shareholders' meeting. It is required for companies to purchase the shares of all applicants submitting such notice and the original specific party on a pro rata basis or by other equitable methods.

Any such purchase of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the balance of the net asset amount on the balance sheet after the subtraction of the aggregate of (i) through (iv) stated above under "Dividends" and the total amount determined at the annual shareholders' meeting to be distributed as dividends, paid out from the profits or incorporated into the stated capital.

Reporting of Substantial Shareholdings

The SEL requires any person who has become, beneficially and solely or jointly, a holder of 5% of the total issued shares of a Japanese corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file a report concerning such shareholdings with the director of the relevant local finance bureau of the Ministry of Finance of Japan within five business days. A similar report must also be made if the percentage of such holding subsequently increases or decreases by 1% or more, or if any change occurs in material matters set out in reports previously filed. For this purpose, shares issuable or transferable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Any report so filed will be made available for public inspection. Such person must also furnish copies of each ownership report to the issuer of shares and to all Japanese stock exchanges on which the shares are listed.

CLEARANCE AND SETTLEMENT OF THE SHARES

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan is expected to apply to the shares after the listing of the shares on the Tokyo Stock Exchange. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the institutions participating in the system. See "Description of the Shares — General".

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear or Clearstream and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system which will hold the shares in JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts for each institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the shares, will be responsible for establishing and maintaining accounts for their respective participants and clients having interests in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares; however, holders of book-entry interest in the shares through Euroclear and Clearstream may incur fees normally payable for the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities firm or commercial bank acting as standing proxy will charge standard fees. See "Description of the Shares — General".

Settlement Procedures — Secondary Marketing Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear and Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear and Clearstream and those of JASDEC and our share handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream will also be conducted in accordance with our share handling regulations, any applicable rules of JASDEC and the rules of the Tokyo Stock Exchange applicable to listed securities. See "— JASDEC".

TAXATION

The following summaries are not intended as a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of international shares by investors. Potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the international shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan ("non-resident Holders"). The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this offering memorandum and are subject to changes in the applicable Japanese laws or double taxation treaties, conventions or agreements occurring after that date.

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on the shares paid by us.

If we purchase our own shares, excluding purchasing in a stock exchange or over-the-counter transaction, the selling shareholders, both individuals and corporations, are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and certain other capital surpluses attributable to the shares on a non-consolidated basis. If, however, we purchase our own shares by a tender offer on or before March 31, 2005 and their purchase price exceeds the aggregate of the stated capital and certain other capital surpluses attributable to such shares on a non-consolidated basis, such excess will not be deemed as dividends received by any selling individual shareholder. If we cancel our own shares, our shareholders, both individuals and corporations, are in general deemed to have received a dividend in an amount equal to the price less the aggregate of the stated capital and certain other capital surpluses attributable to the cancelled shares on a non-consolidated basis. However, if we cancel our own shares which have already been acquired by us, no dividends will be deemed to have been received by any selling shareholder. In addition, distribution by us of cash or other assets to our shareholders due to merger, corporate split, reduction of stated capital or dissolution, cancellation of our own shares or acquisition of our own shares will in certain cases be deemed and treated as a dividend payment to shareholders for Japanese tax purposes and be subject to Japanese withholding tax if the aggregate of the amount of cash and the value of other assets so distributed to our shareholder exceeds the total amount of the stated capital and certain other capital surpluses attributable to the shares held by such shareholder on a non-consolidated basis.

The rate of Japanese withholding tax applicable to dividends on the shares paid by us to non-resident Holders is 7% for dividends to be paid on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the withholding tax rate for dividend payments is reduced to, in most cases, 15% for portfolio investors who are non-resident Holders, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Under the new U.S.-Japan tax treaty relating to Japanese withholding taxes signed on March 30, 2004, which will apply to amount taxable on or after July 1, 2004, the withholding tax rate for U.S. portfolio investors who are non-resident Holders will in most cases be reduced to 10%. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. Non-resident Holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders may provide the application. Non-resident Holders who do not submit an application in advance will be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares as legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult with your own tax advisor regarding the Japanese tax consequences of the ownership and disposition of shares in light of your particular situation.

United States Taxation

The following summary describes the material U.S. federal income tax consequences of ownership of our shares at the date of this offering memorandum. The following discussion is applicable to you if you are a U.S. holder holding the shares as capital assets. You are a "U.S. holder" if you are a beneficial holder of our shares and if you are for U.S. federal income tax purposes:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust (1) that is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Except where noted, this summary does not deal with holders that are subject to special rules, such as the following:

- dealers in securities or currencies;
- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
- persons liable for the alternative minimum tax;
- financial institutions;
- tax-exempt entities;
- insurance companies;
- persons holding the shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
- persons owning 10% or more of our voting shares; or
- persons whose "functional currency" is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this section as the "Code", and regulations, rulings and judicial decisions issued under the Code at the date of this offering memorandum. However, these authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds the shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the shares, you should consult your tax advisor.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). You should consult your own tax advisor concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of the shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company" below, the gross amount of dividends paid to you, including amounts withheld to reflect Japanese withholding taxes, will be treated as dividend income to you, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in your gross income as ordinary income on the day you actually or constructively receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to U.S. holders who are individuals, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department had determined that the treaty is satisfactory for the purposes of the legislation. The United States Treasury Department has determined that the Treaty meets these requirements. In addition, we believe that we are eligible for the benefits of the Treaty. However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received, calculated by reference to an exchange rate in effect on the date the dividend is actually or constructively received by you regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under "Japanese Taxation" above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit or deduction against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the reduced rates. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by you to any foreign country or United States possession or territory with respect to that year. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income". In addition, in some circumstances, a U.S. holder that

- has held the shares for less than a specified minimum period during which it is not protected from risk of loss; or
- is obligated to make payments related to the dividends,

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares.

Distributions of additional shares to you with respect to the shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of any new shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old shares between the old shares and the new shares received, based on their relative fair market values on the date of distribution.

Certain transactions described under the section entitled "— Taxation — Japanese Taxation" which are treated as dividends for Japanese tax purposes may either (i) not generally be taxable events for United States federal income tax purposes or (ii) be treated as gain from the sale or disposition of shares, and not as dividends, for United States federal income tax purposes, and in either case would not give rise to foreign source income. Consequently, U.S. holders would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, and subject to the discussion under "Passive Foreign Investment Company" below, you will recognize taxable gain or loss on any taxable sale or exchange of our shares in an amount equal to the difference between the U.S. dollar amount realized for the shares and your basis in the shares, determined in U.S. dollars. The gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year that are recognized before January 1, 2009 are generally taxed as a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we will be a passive foreign investment company (a "PFIC") for the current taxable year and do not expect that we will become one in the future. This determination may depend, however, on our market capitalization after the offering and possibly on the utilization of the proceeds of the offering and other cash and cash equivalent assets for our anticipated capital expenditures. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our assets or income.

In general, we will be considered a PFIC for any taxable year if either:

- at least 75% of our gross income is passive income;
- or at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company's stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from the sale or other disposition (including a pledge) of the shares. These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the shares;
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and
- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Alternatively, you could make a mark-to-market election provided that our shares are regularly traded on a qualified exchange or other market. Our shares are expected to be listed on the Tokyo Stock Exchange in 2004. Under applicable regulations, in order to be treated as a qualified exchange or other market, a foreign exchange must meet certain trading, listing, financial disclosure and other requirements. In addition, for the shares to be considered regularly traded, such shares must be traded in more than de minimis quantities on at least 15 days during each calendar quarter. No assurance can be given, therefore, that the shares will be considered regularly traded on a qualified exchange for these purposes. You should consult your tax advisor as to whether the mark-to-market election is available if we are treated as a PFIC in any year.

A U.S. holder that makes a valid mark-to-market election in the first year in which we are a PFIC will not be subject to the excess distribution rules described above. Instead, such holder will generally include in each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of its shares at the end of the year over its adjusted basis in the shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis in the shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. An electing U.S. holder's basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain on the sale of the shares will be ordinary income, and any loss on such sale will be ordinary loss to the extent of the previously included net mark-to market gain and thereafter capital loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer marketable stock or the Internal Revenue Service ("IRS") consents to the revocation of the election. Under proposed U.S. Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC but will resume if we become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

If you hold our shares in any year in which we are classified as a PFIC, you would be required to file IRS Form 8621.

Notwithstanding any elections made regarding the shares, U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability, provided you furnish the required information to the U.S. Internal Revenue Service.

PURCHASE AND SALE

Under the terms and subject to the conditions set forth in the international purchase agreement, dated the date of this offering memorandum, among us and the international managers named below, for whom Daiwa Securities SMBC Europe Limited and Deutsche Bank AG London are the representatives and are acting as the international joint lead managers and bookrunners, the international managers have severally, and not jointly, agreed to purchase, and we have agreed to issue and sell to the several international managers, the respective numbers of international shares set forth opposite the names of such international managers below at the purchase price of ¥3,325 per share:

International manager	Number of international shares
Daiwa Securities SMBC Europe Limited	4,968,700
Deutsche Bank AG London	4,968,700
Merrill Lynch International	993,700
Lehman Brothers International (Europe)	372,600
Mizuho International plc	372,600
Credit Suisse First Boston (Europe) Limited	248,400
J.P. Morgan Securities Ltd.	248,400
UBS Limited	248,400
Total	12,421,500

We have appointed Daiwa Securities SMBC Co. Ltd. to act as global coordinator and Deutsche Bank AG London to act as co-global coordinator in connection with the global offering.

The international shares will initially be offered at the offer price set forth on the cover page of this offering memorandum. After the initial offering of the international shares, the offer price and other selling terms may from time to time be varied by the international joint lead managers.

No selling concession, management commission or underwriting commission will be payable by us with respect to the international offering. The difference between the offer price set forth on the cover page of this offering memorandum and the purchase price will be distributed among the international managers in the manner agreed to by them.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to their payment to us for the international shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased or the international purchase agreement may be terminated. The international managers are offering the international shares subject to their acceptance of the international shares from us and subject to prior issuance and sale. The international purchase agreement provides that the obligations of the several international managers to pay for and accept delivery of the international shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The international managers are obligated to take and pay for all of the international shares offered by this offering memorandum if any are taken.

The international purchase agreement provides that we will indemnify the international managers against certain liabilities, including under the Securities Act, in connection with the offer and sale of the international shares, and to contribute to payments the international managers and their respective U.S. broker-dealer agents may be required to make in respect of those liabilities.

We have entered into an underwriting agreement dated the date of this offering memorandum with certain underwriters providing for the concurrent offering and sale of 16,728,500 shares of common stock in the Japanese offering. The offer prices for the international offering and the Japanese offering are identical. The closing of the Japanese offering is conditioned on the closing of the international offering, and vice versa. Daiwa Securities SMBC Co. Ltd. and Deutsche Securities Limited, Tokyo Branch are acting together as joint lead underwriters for the Japanese offering.

We have agreed with the international managers, and NEC and Hitachi have agreed with the international joint lead managers, for a period ending on the date 180 days after the closing of the global offering, without the prior written consent of the international managers or the joint lead managers: not to (A) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, or permit any entities over which we exercise management control or any persons acting at the direction of us, NEC or Hitachi to issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, any shares of our common stock or any other of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other of our capital stock or (B) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other of our capital stock, whether any such derivative or other transaction described in clause (A) or (B) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain customary exceptions.

The current holder of all shares of Class B stock and all 53 of the current holders of shares of Class C and D stock have agreed with us to restrictions on sales of such shares, and the shares of common stock into which such shares are or may be converted, until six months after the date the shares of our common stock are listed on the Tokyo Stock Exchange, subject to certain customary exceptions and in accordance with listing practices of the Tokyo Stock Exchange.

A portion of the shares issued by us in the Japanese offering will be sold to our employee stock ownership plan at the offering price set forth on the cover page of this offering memorandum.

In order to facilitate the underwritten offerings described above, Daiwa Securities SMBC Co. Ltd., the representative of the Japanese underwriters, on behalf of the Japanese underwriters and for the benefit of the Japanese underwriters and the international managers, may over-allot in the Japanese offering up to an additional 2,700,000 shares of our common stock. In connection with any over-allotments, certain of our shareholders and the representative of the Japanese underwriters have entered into agreements pursuant to which these shareholders have agreed to lend to this representative up to an aggregate of 2,700,000 shares of our common stock, solely to cover these over-allotments, if any. In addition, we have granted to the representative of the Japanese underwriters an option, exercisable during the period beginning on the day of listing of our shares on the Tokyo Stock Exchange and ending on December 10, 2004, to purchase up to an aggregate of 2,700,000 newly issued shares of our common stock for the purpose of satisfying the representative's obligation to return the shares, if any, borrowed from the shareholders described above. During the same period and for the same purpose, the representative may purchase up to 2,700,000 shares of our common stock in the open market in lieu of exercising all or part of the option described above. All such transactions shall be conducted as mutually agreed among the global coordinators and the Japanese joint lead underwriters.

Certain of the international managers and the Japanese underwriters have in the past provided, and may in the future provide, investment banking, underwriting, and other services to us and our affiliates, NEC and its affiliates or Hitachi and its affiliates for which they have received or may receive (as the case may be) customary compensation. The international managers may, from time to time, engage in transactions with and perform services for us and our affiliates, NEC and its affiliates or Hitachi and its affiliates in the ordinary course of their business. Interests may evolve out of these transactions that could potentially conflict with your interests.

An affiliate of Deutsche Bank AG London is the beneficial holder of 86,140 shares of our Class D stock.

Delivery of the international shares is expected to occur, subject to receipt and acceptance by the international managers, on November 15, 2004, which is seven business days after the pricing of the global offering.

The international shares will not be traded on a "when issued" basis on the Tokyo Stock Exchange or any other market. Investors may not be able to sell or otherwise deal in the international shares prior to the date the shares are delivered. Because the settlement period is longer than the customary T+3, investors who wish to trade their international shares on or soon after pricing of this international offering may need to specify a longer settlement period for their trade to prevent a failed settlement.

The international managers propose to offer the international shares for resale in transactions not requiring registration under the Securities Act or applicable state securities laws, including sales pursuant to Rule 144A made through U.S. broker-dealer agents. The international managers will not offer or sell the international shares except:

- through the U.S. broker-dealer agents to persons they reasonably believe to be qualified institutional buyers; or
- pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S.

International shares sold pursuant to Regulation S may not be offered or resold in the United States or to U.S. persons, except under an exemption from the registration requirements of the Securities Act or under a registration statement declared effective under the Securities Act. Each purchaser of the international shares will be deemed to have made acknowledgments, representations and agreements as described under "Transfer Restrictions".

As used herein, "U.S. person" means:

- any natural person resident in the United States;
- any partnership or corporation, organized or incorporated under the laws of the United States; or
- any other person who is a "U.S. person" as such term is defined in Regulation S under the Securities Act.

Each international manager has agreed that, except as permitted by the international purchase agreement, it will offer, sell, or deliver the Regulation S shares (i) as part of its distribution at any time or (ii) otherwise until 40 calendar days after the later of the date upon which the offering of the Regulation S shares commences and the closing date of the international offering, only in accordance with Regulation S under the Securities Act.

In addition, until 40 days after commencement of the international offering, any offer or sale of international shares within the United States by a dealer, whether or not participating in this global offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act.

Each international manager has represented, warranted and agreed that:

- it has not offered or sold and, prior to the expiration of six months from the closing of the international offering, will not offer or sell any international shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, the "FSMA") received by it in connection with the issue or sale of any international shares in circumstances in which section 21(1) of the FSMA does not apply to Elpida, and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares, in, from or otherwise involving the United Kingdom.

Each international manager has represented, warranted and agreed that the international shares may not, directly or indirectly, be offered in or from the Netherlands, as part of their initial distribution or as part of any reoffering, and neither this offering memorandum, nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

The offering of the international shares has not been registered with the *Commissione Nazionale per la Societa' e la Borsa*, or CONSOB (the Italian securities exchange commission) pursuant to the Italian securities legislation and, accordingly, each international manager has represented and agreed that it has not offered, sold or delivered any international shares nor distributed any copies of the offering memorandum or any other document relating to the international shares, and will not offer, sell or deliver any international shares nor distribute any copies of the offering memorandum or any other document relating to the international shares in the Republic of Italy in a solicitation to the public at large (*sollecitazione all'investimento*), and that the international shares in the Republic of Italy will only be:

- offered or sold to professional investors (*opratori qualificati*), as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended;
- offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, or

the Financial Services Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 1999, as amended; or

and will in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, each international manager has represented and agreed that the international shares may not be offered, sold or delivered and neither the offering memorandum nor any other material relating to the international shares may be distributed or made available in Italy unless such offer, sale or delivery of international shares or distribution or availability of copies of the offering memorandum or any other material relating to the international shares in Italy is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, CONSOB Regulation No. 11522 of February 1998, as amended, Regulation No. 11971 and any other applicable laws and regulations.

Each international manager has represented and agreed that this offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore and, accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the international shares may not be circulated and distributed, nor may the international shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of SFA.

Each international manager has represented and agreed that (i) it has not offered or sold and will not offer or sell, by means of any document, any international shares other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued and will not issue any advertisement, invitation or document relating to the international shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the international shares, or distribution of a prospectus or any other offering material relating to the international shares. In particular, no sales prospectus (*Verkaufsprospekt*) within the meaning of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of December 13, 1990, as amended, (the "German Sales Prospectus Act") has been or will be published within the Federal Republic of Germany, nor has this offering memorandum been filed with or approved by the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of international shares or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

Each international manager has represented, agreed and undertaken in the international purchase agreement (i) that it has not offered, sold or delivered and will not offer, sell or deliver any international shares within the Federal Republic of Germany otherwise than in accordance with the German Sales Prospectus Act, and (ii) that it will distribute in the Federal Republic of Germany any offering material relating to the international shares only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

In France, neither this offering memorandum nor any other offering materials relating to the international shares has been submitted to the clearance procedures of the *Autorité des marchés financier*. Each international manager has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any international shares to the public in France and (ii) it has not released, issued, distributed or caused to be released, issued or distributed and will not release, issue, distribute or cause to be released, issued or distributed in France this offering memorandum or any other offering material relating to the international shares and has not used and will not use such material in connection with any offer for subscription or sale of the international shares to the public in France. In France, such offers, sales, releases, issuances and distributions will have been and shall only be made to (a) qualified investors (*investisseurs qualifiés*) and/or (b) a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L. 411-2 of the French *Code monétaire et financier* and *décret* no. 98-880 dated October 1, 1998.

Such international shares may be resold in France only in compliance with Articles L. 411-1 Seq. L. 412-1 and L. 621-8 of the *Code monétaire et financier*. Investors in France and persons into whose possession offering material comes must inform themselves about and observe any such restrictions.

The international shares have not been and will not be registered under the SEL. Each international manager has represented and agreed that the international shares being purchased by it will be purchased by it as principal and that, in connection with the international offering, it will not, directly or indirectly, offer or sell any international shares in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with the SEL and other relevant laws and regulations.

TRANSFER RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the international shares.

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The international shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any U.S. state or other jurisdiction, and accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except as set forth below.

Terms used in this section have the same meaning as defined in Rule 144A or Regulation S under the Securities Act.

Shares Issued in Reliance on Rule 144A

Each purchaser of international shares offered hereby in reliance on Rule 144A (the "Rule 144A shares") will be deemed to have represented and agreed as follows:

(1) The purchaser (A) is a QIB, (B) is aware that the sale of the shares to it is being made in reliance on Rule 144A and (C) is acquiring the international shares for its own account or for the account of a QIB, as the case may be.

(2) The purchaser understands that the international shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except (A)(i) to a person whom the purchaser and any person acting on its behalf reasonably believes is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144A for resales of the shares offered hereby.

Shares Issued in Reliance on Regulation S

Each purchaser of international shares other than the Rule 144A shares (the "Regulation S shares") will be deemed to have represented and agreed as follows:

(1) The purchaser is not a U.S. person and is acquiring such Regulation S shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S.

(2) The purchaser understands that such Regulation S shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for us by Simpson Thacher & Bartlett LLP and Nishimura & Partners. The international managers have been advised by Sullivan & Cromwell LLP with respect to U.S. federal securities and New York State law and by Mori Hamada & Matsumoto with respect to Japanese law.

INDEPENDENT AUDITORS

Our consolidated financial statements as of and for the years ended March 31, 2003 and 2004, included in this offering memorandum, have been audited by Ernst & Young ShinNihon, independent auditors, as stated in their report appearing herein.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

Our consolidated financial statements included in this offering memorandum are prepared and presented in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

Certain significant differences between Japanese GAAP and U.S. GAAP that may affect our consolidated net income (loss) or shareholders' equity are summarized below. The summary should not be construed to be exhaustive. Additionally, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which events or transactions are presented in the financial statements or notes thereto. In making an investment decision investors must rely upon their own examination of us, the terms of the offering and our financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how the differences might affect the financial information herein. Additionally, no attempt has been made to identify future differences between Japanese GAAP and U.S. GAAP as a result of prescribed changes in accounting standards and regulations. Regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between Japanese GAAP and U.S. GAAP that may affect our financial statements as a result of transactions or events that may occur in the future.

1. Impairment of Long-Lived Assets

Japanese GAAP requires fixed assets to be recorded at historical cost less depreciation and does not require that fixed assets be evaluated for impairment.

U.S. GAAP requires long-lived assets "held and used" to be evaluated for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators are present, management is required to perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the assets in question to the carrying amounts. If the undiscounted cash flows used in the recoverability evaluation are less than the long-lived asset's (asset group's) carrying amount, then an impairment loss is recorded to the extent that the fair value of the long-lived asset (asset group) is less than the carrying value.

2. Goodwill and Other Intangible Assets

Under Japanese GAAP, goodwill and other intangible assets shall be amortized over their economic useful life or contractual term. There is no requirement to evaluate these assets for impairment.

Under U.S. GAAP, goodwill is not amortized but is subject to an annual impairment test, or more often when indicators of impairment are present, in accordance with SFAS No. 142 *Goodwill and Other Intangible* Assets. The goodwill impairment evaluation and ultimate calculation is a complex evaluation of the fair value of reporting units and if necessary the calculation of the "implied" value of goodwill in a reporting unit. Goodwill related to equity-method investments is also not amortized.

Under U.S. GAAP, intangible assets with indefinite useful lives are also subject to an annual impairment test, or more often when indicators of impairment are present. An impairment charge is recorded to the extent the fair value of indefinite lived intangibles is less than carrying value. Finite lived intangibles are evaluated for impairment in the same manner as the long-lived assets discussed above.

3. Accounting for Compensated Absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and the obligation is generally not recognized.

Under U.S. GAAP, an employer accrues the liability for employees' compensation for future absences if the rights are attributable to services already rendered, the rights vest or accumulate, payment is probable and the amount can be estimated.

4. Stock Option Plans

Under Japanese GAAP, there is no specific accounting standard for stock option plans. Generally, if subscription rights have no intrinsic value at the date of issuance, no expense for the issuance of share subscription rights is recognized.

Under U.S. GAAP, many companies follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for employee stock options. Generally under APB 25, if the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. To the extent the exercise price is less than the fair market value of the underlying shares on the grant date, compensation expense is recognized for the difference during the period the option is earned. However, there are a number of factors that may significantly impact the use of the intrinsic value method. These factors and the resulting accounting are outlined in APB 25, FASB Interpretation No. 44 and other related guidance.

Under U.S. GAAP, there is an alternative to the intrinsic value method discussed above that is commonly referred to as the "fair value" method. The fair value method of accounting, provided for under SFAS No. 123, "Accounting for Stock-Based Compensations", requires use of option valuation models to determine the amount of expense to be recognized during the period the option is earned.

5. Interest Rate Swap

Under Japanese GAAP, interest rate swaps used to convert receipts or payments of interest on an asset or a liability (if principal terms of the interest rate swaps such as notional amount, index of interest rates, date and interval of interest payments, contract period are essentially the same as those of the hedged asset or liability) may not be measured at fair value, and the related interests are to be adjusted to the interests on the hedged asset or liability on an accrual basis.

Under U.S. GAAP, interest rate swaps are measured at fair value. If an interest rate swap meets the special criteria for hedge accounting, in the case of fair value hedges, the hedged items are also measured at fair value to match the income statement impact of the derivative. In the case of cash flow hedges, to the extent the hedge is effective, the portion of the hedge that is not recognized in current period earnings is recognized in other comprehensive income, a component of shareholders' equity. In all cases, the ineffective portion of the derivative is recorded to the income statement.

6. Capitalization of Interest

Under Japanese GAAP, there is no specific accounting standard to capitalize interest cost.

Under U.S. GAAP, SFAS No. 34 *Capitalization of Interest Costs* does not specify that the interest cost be specifically attributable to qualifying assets; therefore, the interest to be capitalized includes interest incurred on general and specific borrowings.

7. Stock Issuance Cost

Under Japanese GAAP, stock issuance cost is recorded as deferred charges, and amortized over certain period or expensed as incurred.

Under U.S. GAAP, qualifying stock issuance cost is accounted for as a reduction of additional paid-in capital. There are prescribed rules regarding the determination of issuance costs.

8. Per Share Data

Under Japanese GAAP, a change in common stock resulting from a stock split does not require retroactive adjustment of the per share data.

Under U.S. GAAP, a change in common stock resulting from a stock split requires retroactive adjustment of the computation of basic and diluted EPS for all periods presented in order to reflect the change in capital structure.

9. Capital Reduction

Under Japanese GAAP, according to the Commercial Code, capital reduction is accounted for as an offset against accumulated deficit without restatement of the carrying values of the balance sheet amounts to fair value.

Under U.S. GAAP, if an enterprise elects to restate the carrying values of the balance sheet amounts to fair value as part of a quasi reorganization or corporate readjustment, the offsetting adjustment shall be charged to retained earnings. There are prescribed rules to determine if an entity qualifies for a quasi reorganization.

10. Restatement of Prior Year's Financial Statements

Under Japanese GAAP, restatement of prior years' financial statements is not allowed.

Under U.S. GAAP, restatement of prior years' financial statements is required for certain events, including a reorganization of entities under common control or corrections of errors. Reorganizations of entities under common control are accounted for in a manner similar to a pooling of interest, which requires the retroactive restatement of all periods presented as if the transaction occurred at the earliest date presented.

11. Consolidation of Variable Interest Entities

Under Japanese GAAP, there is no accounting guidance on variable interest entities, and consolidation is based on the voting interest model.

Under U.S. GAAP, it is required that a business enterprise that is the primary beneficiary of a variable interest entity should include the assets, liabilities, and results of the activities of the variable interest entity in its consolidated financial statements. FASB Interpretation No. 46, Consolidation of Variable Interest Entities provides interpretive guidance related to the determination of the identification of variable interest entities and their primary beneficiary.

200mm wafer .... Wafers that are 200 millimeters, or approximately eight inches, in diameter.

300mm wafer .... Wafers that are 300 millimeters, or approximately twelve inches, in diameter and used by the most advanced semiconductor manufacturing facilities. 300mm wafers are more efficient than 200mm wafers because of the significantly larger surface area leading to approximately 2.3 times more chips that can be obtained per wafer.

back-end process .... The portion of the semiconductor product manufacturing process that involves dicing the wafer into individual chips, packaging the chips into their protective casing and performing the final testing on the completed semiconductor product.

bit .... A unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage — sufficient to hold one bit.

buffer........ A memory area in which data is temporarily stored until it can be processed or transmitted.

byte .... A unit of measurement equal to eight bits.

capacitor .... An electronic device that stores energy. Capacitors help to maintain information stored by memory. "Stack" and "trench" are two competing types of technologies used to build capacitors on a wafer.

central processing unit .... CPU. The heart of a computer; the processor or processors that do the computing; the chip that controls the fetching, decoding, and execution of instructions and the transfer of data.

circuit board .... A hard, flat piece of material holding electronic components to form a circuit.

chip .... An individual block on a wafer containing the circuits of a single semiconductor product after being cut from the finished wafer but before packaging.

commodity DRAM product .... A type of DRAM product that is the current industry standard for use as random access memory in personal computers and traded on the DRAM spot market.

data access speed .... The speed at which data can be retrieved from memory products.

DDR .... Double Data Rate. A type of DRAM architecture first introduced in 2002 which effectively doubles data access speeds of previous synchronous DRAM, or SDRAM, architecture by allowing data transfer on both the rising and falling edges of each clock cycle.

DDR2 .... An advanced form of DRAM architecture which doubles the data access speeds of DDR.

DDR3 .... An advanced form of DRAM architecture which doubles the data access speeds of DDR2, expected to be introduced by 2006.

diffusion furnace system .... A system for processing wafers at high temperatures during which dopant atoms are introduced into the wafer by diffusion.

digital .... The representation of data by a series of bits or discrete values such as 0s and 1s.

DIMM........ Dual In-line Memory Module. A small circuit board carrying memory integrated circuits, with signal and power pins on both sides of the board.

DRAM .... Dynamic Random Access Memory. The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as "dynamic". DRAM is a widespread memory technology because of its high packing density and consequently low price.

DRAM spot market .... The market for the distribution, trading, and selling of DRAM for instant delivery as opposed to contractual obligations.

DVD .... Digital Versatile Disk. A type of storage technology for high density discs that can hold from 4.7 gigabytes to 17 gigabytes of information. A DVD disc can, for example, store a full length film.

etcher .... A device used in the subtractive process, in the course of which a solid is either dissolved in liquid chemicals (wet etching) or converted into a gaseous compound (dry etching); etching is one of the key processes in semiconductor manufacturing.

flash memory .... A type of nonvolatile memory that can be erased and reprogrammed.

front-end process .... The portion of the semiconductor manufacturing process that involves the fabrication of electronic circuits on wafers and the testing of the individual circuits for functionality.

gate .... A gate allows data to flow from one unit to another or enables data from one output onto a certain bus.

Gb .... Gigabit. Approximately one billion bits.

gigabyte (GB)................. One billion bytes.

IC .... Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components.

IDM .... Integrated Device Manufacturer. Semiconductor companies that design, manufacture and sell their own semiconductor products.

ISO .... International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

ISO 9000 .... A series of international standards (including ISO-9001, -9002, -9004, etc.) for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services (including data-communications equipment and services), especially to government bodies.

LCD drivers .... A type of logic semiconductor that is used to generate signals for driving liquid crystal displays.

logic semiconductor .... A type of semiconductor product that processes, rather than stores, data.

manufacturing yield .... The ratio of the number of usable products to the total number of produced products.

Mb.......................... Megabit. Approximately one million bits.

Mbps........................ Megabits per second. In the context of semiconductor products, a measure of the speed compatibility.

memory product .... Any device that can store data in machine-readable format. Usually used synonymously with random access memory and read-only memory.

micron (μ) .... A metric unit of linear measure which equals one millionth of a meter. Symbol: μ. A human hair is about 100 microns in diameter.

module .... When used in connection with memory products, a circuit board containing multiple memory products.

MRAM .... Magnetoresistive Random Access Memory. A new type of memory product that uses magnetism instead of electrical charges to store data.

non-commodity DRAM products .... DRAM products that are not currently commodity DRAM products.

photolithography .... A portion of the front-end process of wafer fabrication which uses light to imprint images on the wafer.

photolithography systems........ Equipment used in the photolithography process, including steppers and scanners.

photo mask .... A transparent (glass or quartz) plate covered with an array of patterns used in making an IC. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The photo mask is used to expose selected areas, and defines the areas to be processed. Photo masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

"Premier DRAM" products ..... A marketing name that we use to refer to our DRAM products for use in workstations, servers, mobile phones and digital consumer electronics, which are typically priced higher on a per-bit basis compared to commodity DRAM products and are generally higher in performance or optimized for the customers' specific needs.

protocol...................... The standard or set of rules that two computers use to communicate with each other.

pseudo SRAMs .... A type of memory product that have circuits similar to DRAMs but are configured to operate as SRAMs.

random access memory .... RAM. A type of data storage device for which the order of access to different locations does not affect the speed of access. This is in contrast to, for examples, a magnetic disk or magnetic tape where it is much quicker to access data sequentially because accessing a non-sequential location requires physical movement of the storage medium rather than electronic switching.

read-only memory .... ROM. A type of data storage device that is manufactured with fixed contents. The term is most often applied to semiconductor integrated circuit memories, of which there are several types, and CD-ROM. ROM is inherently non-volatile storage — it retains its contents even when the power is switched off, in contrast to DRAM. ROM is often used to hold programs for embedded systems since these usually have a fixed purpose.

registered DIMM .... A type of DIMM optimized for use in systems that require large memory capacities such as workstations and servers.

scanner .... A type of manufacturing equipment used in the photolithography portion of the front-end process that scans light through a slit across a photo mask to produce an image on a wafer.

SDRAM .... Synchronous Dynamic Random Access Memory. A type of DRAM product that utilizes design architecture with features that make them faster than previous DRAM products.

semiconductor................. A material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. Common semiconductors are silicon, germanium and gallium-arsenide. The term is also used to apply to ICs made from these materials.

semiconductor foundry .... A manufacturer of semiconductor products based on its customers' design specifications.

silicon .... A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

SO-DIMM .... A smaller kind of DIMM, approximately half the size of unbuffered DIMMs, that is often used in notebook computers.

SRAM .... Static Random Access Memory. Unlike DRAM, SRAM does not need to be periodically refreshed with information.

stepper .... A type of manufacturing equipment used in the photolithography portion of the front-end process. With a stepper, a small portion of the wafer is aligned with the photo mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then "steps" to the next area, repeating the process until the entire wafer has been covered.

switch .... An analog IC that, on command, either passes or blocks an electrical signal.

unbuffered DIMM .... A type of low-cost DIMM for use primarily in personal computers.

volatile memory .... Memory that loses stored information if the power source is removed.

wafer .... A disc made of a semiconducting material such as silicon or gallium arsenide, usually between 75mm and 300mm in diameter, used to form the substrate of a semiconductor product.

workstation .... A high-performance computer designed to be used in connection with mechanical and electrical engineering with powerful math and graphic processing features.

XDR .... XDR is a high-performance, next generation DRAM technology developed by Rambus that is expected to be incorporated into certain digital consumer electronics and graphics systems. Also called "Yellowstone".

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

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Report of Independent Auditors

The Board of Directors
Elpida Memory, Inc.

We have audited the accompanying consolidated balance sheets of Elpida Memory, Inc. and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elpida Memory, Inc. and consolidated subsidiaries at March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
October 5, 2004

Elpida Memory, Inc.

Consolidated Balance Sheets

	March 31, 2003	March 31, 2004	March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Assets			
Current assets:			
Cash and cash equivalents	¥ 4,040	¥110,555	$1,046,031
Notes and accounts receivable, trade	7,739	25,742	243,561
Allowance for doubtful accounts	(18)	(32)	(303)
Inventories	7,451	24,437	231,214
Deferred income taxes	18	90	852
Accounts receivable, other	6,754	3,861	36,531
Consumption tax receivable	1,282	2,569	24,307
Other current assets	123	259	2,451
Total current assets	27,389	167,481	1,584,644
Property, plant and equipment:			
Buildings and structures	14,858	16,312	154,338
Machinery and equipment	44,909	109,371	1,034,828
Furniture and fixtures	1,348	4,021	38,045
Construction in progress	2,375	10,063	95,213
	63,490	139,767	1,322,424
Accumulated depreciation	(2,883)	(15,486)	(146,523)
Property, plant and equipment, net	60,607	124,281	1,175,901
Investments and other assets:			
Investment in affiliated company	346	—	—
Goodwill	2,746	2,411	22,812
Software	3,868	4,632	43,826
Long-term prepaid expenses	1,444	1,455	13,767
Deferred income taxes	—	78	738
Other assets	196	261	2,469
Total investments and other assets	8,600	8,837	83,612
Total assets	¥96,596	¥300,599	$2,844,157

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Balance Sheets (continued)

	March 31, 2003	March 31, 2004	March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Liabilities and shareholders' equity			
Current liabilities:			
Short-term borrowings	¥11,650	¥ 5,674	$ 53,685
Current portion of long-term debt	—	6,216	58,814
Current portion of obligation under capital leases	1,790	19,239	182,032
Accounts payable, trade	22,562	24,552	232,302
Accounts payable, other	10,845	60,738	574,681
Accrued income taxes	59	504	4,769
Other current liabilities	1,840	10,990	103,983
Total current liabilities	48,746	127,913	1,210,266
Long-term liabilities:			
Long-term debt	—	36,184	342,360
Bond	—	10,000	94,616
Obligation under capital leases	2,963	42,634	403,387
Deferred income taxes	10	1,039	9,831
Long-term accounts payable, other	2,297	1,640	15,517
Other long-term liabilities	8	134	1,268
Total long-term liabilities	5,278	91,631	866,979
Commitments			
Shareholders' equity:			
Common stock:			
Authorized 2003 — 6,160,000 shares			
2004 — 200,000,000 shares			
Issued 2003 — 1,040,000 shares	44,500		
2004 — 28,400,000 shares		30,862	292,005
Class A stock:			
Authorized 2003 — 880,000 shares			
2004 — 17,600,000 shares			
Issued 2003 — 880,000 shares	22,000		
2004 — 17,600,000 shares		7,661	72,486
Class B stock:			
Authorized 2004 — 4,480,000 shares			
Issued 2004 — 4,480,000 shares		1,950	18,450
Class C stock:			
Authorized 2004 — 40,000,000 shares			
Issued 2004 — 8,698,000 shares		3,786	35,821
Class D stock:			
Authorized 2004 — 40,000,000 shares			
Issued 2004 — 5,436,400 shares		2,366	22,386
Additional paid-in capital	29,500	62,268	589,157
Accumulated deficit	(53,464)	(27,686)	(261,955)
Translation adjustments	36	(152)	(1,438)
Total shareholders' equity	42,572	81,055	766,912
Total liabilities and shareholders' equity	¥96,596	¥300,599	$2,844,157

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Operations

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net sales	¥63,235	¥100,441	$950,336
Cost of sales	58,137	99,649	942,842
Gross profit	5,098	792	7,494
Selling, general and administrative expenses	28,929	27,231	257,650
Operating loss	23,831	26,439	250,156
Other income (expense):			
Interest income	25	19	180
Interest expense	(191)	(759)	(7,181)
Foreign exchange gains	1,112	263	2,488
Stock issuance costs	(207)	(381)	(3,605)
Equity in earnings of affiliated company	400	179	1,694
Local government subsidy	—	1,800	17,031
Prior year's consumption tax	(3,368)	—	—
Other income (expense), net	129	(210)	(1,988)
	(2,100)	911	8,619
Loss before income taxes	25,931	25,528	241,537
Income taxes:			
Current	143	253	2,394
Deferred	11	1,084	10,256
	154	1,337	12,650
Net loss	¥26,085	¥ 26,865	$254,187

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Changes in Shareholders' Equity

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Common stock:			
Balance at beginning of year	¥ 37,000	¥ 44,500	$ 421,043
Issuance of stock	7,500	9,500	89,885
Stock reduction	—	(23,138)	(218,923)
Balance at end of year	¥ 44,500	¥ 30,862	$ 292,005
Class A stock:			
Balance at beginning of year	¥ —	¥ 22,000	$ 208,156
Issuance of stock	22,000	—	—
Stock reduction	—	(14,339)	(135,670)
Balance at end of year	¥ 22,000	¥ 7,661	$ 72,486
Class B stock:			
Balance of beginning of year	¥ —	¥ —	$ —
Issuance of stock	—	5,600	52,985
Stock reduction	—	(3,650)	(34,535)
Balance at end of year	¥ —	¥ 1,950	$ 18,450
Class C stock:			
Balance at beginning of year	¥ —	¥ —	$ —
Issuance of stock	—	10,872	102,866
Stock reduction	—	(7,086)	(67,045)
Balance at end of year	¥ —	¥ 3,786	$ 35,821
Class D stock:			
Balance at beginning of year	¥ —	¥ —	$ —
Issuance of stock	—	6,795	64,292
Stock reduction	—	(4,429)	(41,906)
Balance at end of year	¥ —	¥ 2,366	$ 22,386
Additional paid-in capital:			
Balance at beginning of year	¥ —	¥ 29,500	$ 279,118
Issuance of stock	29,500	32,768	310,039
Balance at end of year	¥ 29,500	¥ 62,268	$ 589,157
Accumulated deficit:			
Balance at beginning of year	¥(27,379)	¥(53,464)	$(505,857)
Appropriation by stock reduction	—	52,643	498,089
Net loss	(26,085)	(26,865)	(254,187)
Balance at end of year	¥(53,464)	¥(27,686)	$(261,955)
Translation adjustments:			
Balance at beginning of year	¥ 68	¥ 36	$ 341
Net change in the period	(32)	(188)	(1,779)
Balance at end of year	¥ 36	¥ (152)	$ (1,438)

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Cash Flows

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Operating activities			
Loss before income taxes	¥(25,931)	¥(25,528)	$ (241,537)
Depreciation and amortization	3,261	15,778	149,286
Increase (decrease) in allowance for doubtful accounts	(45)	16	152
Increase (decrease) in allowance for returns	62	(62)	(587)
Increase in allowance for inventory evaluation	—	61	577
Increase (decrease) in accrued bonus	(144)	770	7,286
Interest income	(25)	(19)	(180)
Interest expense	191	759	7,181
Foreign exchange (gains) losses	(359)	285	2,697
Equity in earnings of affiliated company	(400)	(179)	(1,694)
(Increase) decrease in receivables, trade	12,315	(17,936)	(169,704)
Increase in inventories	(2,103)	(16,450)	(155,644)
(Increase) decrease in accounts receivable, other	(6,184)	2,684	25,395
(Increase) decrease in consumption tax receivable	2,493	(1,287)	(12,177)
Increase (decrease) in payables, trade	(3,949)	2,368	22,405
Increase in accounts payable, other	114	102	965
Other	60	8,357	79,071
Subtotal	(20,644)	(30,281)	(286,508)
Interest received	25	19	180
Interest paid	(193)	(742)	(7,021)
Income taxes paid	(145)	(243)	(2,299)
Net cash used in operating activities	(20,957)	(31,247)	(295,648)
Investing activities			
Purchase of property, plant and equipment	(45,336)	(47,742)	(451,717)
Proceeds from sales of property, plant and equipment	16	206	1,949
Purchases of intangible assets	(2,153)	(2,143)	(20,276)
Acquisition of shares of subsidiary	—	(616)	(5,828)
Other	171	(570)	(5,394)
Net cash used in investing activities	(47,302)	(50,865)	(481,266)
Financing activities			
Net increase (decrease) in short-term borrowings	4,888	(5,945)	(56,249)
Proceeds from long-term debt	—	42,400	401,173
Proceeds from issuance of stock	58,794	65,155	616,473
Proceeds from issuance of bond	—	9,904	93,708
Proceeds from sale and lease-back transactions	4,677	84,555	800,028
Repayments of obligation under capital leases	(241)	(7,280)	(68,881)
Net cash provided by financing activities	68,118	188,789	1,786,252
Effect of exchange rate changes on cash and cash equivalents	21	(162)	(1,532)
Net increase (decrease) in cash and cash equivalents	(120)	106,515	1,007,806
Cash and cash equivalents at beginning of the year	4,160	4,040	38,225
Cash and cash equivalents at end of the year	¥ 4,040	¥110,555	$1,046,031
Non-cash financing transaction			
Acquisition of machinery and equipment utilizing capital lease	¥ 4,822	¥ 64,399	$ 609,320

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

1. Basis of Presentation

Elpida Memory, Inc. was established in December 1999 as a joint venture owned 50% each by NEC Corporation ("NEC") and HITACHI, Ltd. ("HITACHI"). Elpida Memory, Inc. and its subsidiaries (the "Company") develop, design, manufacture and sell dynamic random access memories ("DRAMs"). The Company also purchases DRAM products and semifinished components from NEC, HITACHI and their affiliates.

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are complied from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

2. Summary of Significant Accounting Policies

(1) Basis of consolidation and investment in affiliated company

The accompanying consolidated financial statements include the accounts of the Company and all companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

(2) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective year-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective year-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the year. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(3) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

(4) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(5) Inventories

Inventories are stated at the lower of cost or market.

The cost of purchased products is principally determined by the moving average method.

The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method.

The cost of supplies is determined individually.

(6) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	3 to 60 years
Machinery and equipment:	2 to 7 years
Furniture and fixtures:	2 to 15 years

Effective from the year ended March 31, 2003, the Company has changed the depreciation method for fixed assets (excluding structures) from the declining-balance method to the straight-line method. The Company applied the straight-line method for the Hiroshima plant, which started operation in the year ended March 31, 2003, and, accordingly, the Company changed the depreciation method for fixed assets related to research and development facilities, which had previously been depreciated by the declining-balance method. The purpose was for more accurate calculation and allocation of depreciation, as the research and development activities are expected to coordinate with production activities in the Hiroshima plant. As a result of the change, depreciation expenses for the year ended March 31, 2003 were decreased by ¥379 million, and therefore, loss before income taxes and net loss were decreased by ¥379 million.

A new Japanese accounting standard "Impairment of Fixed Assets" was issued in August 2002 that is effective for fiscal years beginning on or after April 1, 2005. Early adoption is allowed from fiscal years beginning on or after April 1, 2004, and an application from fiscal years ending March 31, 2004 to March 31, 2005 is also permitted. The new standard requires that tangible and intangible fixed assets be carried at cost less depreciation and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company would be required to recognize an impairment loss in its statement of operations if certain indicators of asset impairment exist and the book value of the assets exceeds the undiscounted sum of future cash flows of the asset. The standard states that impairment losses should be measured as the excess of the book value over the higher of (1) the fair market value of the asset net of disposition costs and (2) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The standard covers land, factories, buildings and other forms of property, plant and equipment as well as intangible assets. Fixed assets will be grouped at the lowest level from which there is identifiable cash flows that are independent of cash flows from other group of assets.

The Company will adopt the new accounting standard for the impairment of fixed assets effective April 1, 2005. The Company has not determined what effect, if any, the new accounting standard will have on the Company's results of operations and financial position.

(7) Goodwill

Goodwill is amortized on a straight-line method over 5 years for Elpida Memory, Inc. and 15 years for a foreign subsidiary.

(8) Software

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

(9) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(10) Leases

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

(11) Derivative financial instruments

The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates and interest rates. Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to income except for interest rate swap agreements qualified as a perfect hedge. Regarding interest rate swap agreements qualified as a perfect hedge (1) that are designated as fair value hedges, and (2) of which notional amount, terms of rates, settlement timings, and periods are almost the same as those of hedged assets/liabilities, it is allowed to offset interests received/paid on the derivatives with those on hedged assets/liabilities.

(12) Income taxes

Deferred tax assets and liabilities are determined based on the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(13) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped.

(14) Research and development costs

Research and development costs are expensed as incurred.

(15) Treasury stock and reduction of legal reserves

Effective April 1, 2002, the Company adopted a new accounting standard for treasury stock and reduction of legal reserve. There was no effect of adoption of this new accounting standard on income.

3. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥105.69 = US$1.00, the rate of exchange in effect on March 31, 2004, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	March 31,		March 31,
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars)
Purchased products	¥1,320	¥ —	$ —
Finished products	3,604	6,533	61,813
Semi-finished components	763	3,308	31,299
Raw materials	258	207	1,959
Work in process	1,505	12,723	120,380
Supplies	1	1,666	15,763
	¥7,451	¥24,437	$231,214

5. Investment in Affiliated Company

The Company had owned a 20% interest of Elpida Memory (USA) Inc., and accounted for such investment by the equity method. Each of NEC and HITACHI had owned a 40% interest in Elpida Memory (USA) Inc. through their subsidiaries.

In March 2004, the Company acquired 3,200,000 shares of common stock of Elpida Memory (USA) Inc. from NEC USA, Inc. and Hitachi America Ltd., and owns a 100% interest in Elpida Memory (USA) Inc. The operating results of Elpida Memory (USA) Inc. for the year ended March 31, 2004 was accounted for by the equity method, and the Company consolidated Elpida Memory (USA) Inc. effective March 31, 2004.

At initial consolidation of Elpida Memory (USA) Inc., the balances of assets, liabilities, acquisition costs, and payment for acquisition was summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Current assets	¥ 6,912	$ 65,399
Non-current assets	233	2,205
Goodwill	70	662
Current liabilities	(5,963)	(56,420)
Translation adjustments	6	57
Acquisition costs of stocks	1,258	11,903
Equity owned at acquisition	(448)	(4,239)
Payment for acquisition	810	7,664
Cash and cash equivalent acquired	194	1,836
	¥ 616	$ 5,828

Summarized financial information of Elpida Memory (USA) Inc. was as follows:

	March 31, 2003 (Millions of yen)
Current assets	¥2,665
Other assets	501
Total assets	¥3,166
Current liabilities	¥2,591
Non-current liabilities	143
Shareholders' equity	432
Total liabilities and shareholders' equity	¥3,166

	Year ended March 31, 2003 (Millions of yen)	Year ended March 31, 2004 (Millions of yen)	Year ended March 31, 2004 (Thousands of U.S. dollars)
Net sales	¥23,734	¥33,277	$314,855
Gross profit	2,677	3,179	30,079
Net income	438	864	8,175

6. Short-Term Borrowings and Long-Term Debt

Short-term borrowings principally consist of short-term bank loans. The weighted average interest rate per annum on short-term borrowings outstanding at March 31, 2003 and 2004 was 1.1%.

Long-term debt principally consists of borrowings from banks and financial institutions. The weighted average interest rate per annum on long-term debt outstanding at March 31, 2004 was 0.9%, and was due October 2007.

At March 31, 2004, unsecured bonds of ¥10,000 million ($94,616 thousand) due June 2006 were outstanding with interest rates of 0.24%.

Certain of the Company's borrowing arrangements have restrictive debt covenants. The most restrictive covenant would require that the Company have at least ¥60,800 million ($575,267 thousand) of shareholders' equity and maintain a certain level of income. Failure to comply with those covenants would require the repayment of ¥27,400 million ($259,249 thousand) of borrowing and prohibit entering into any new arrangements.

The maturities of long-term debt are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31,		
2005	¥ 6,216	$ 58,814
2006	10,956	103,662
2007	25,228	238,698

The Company maintains bank overdraft provisions and credit lines of ¥49,500 million ($468,351 thousand) with five banks. At March 31, 2004, the unused line of credit was ¥44,500 million ($421,043 thousand). These programs have certain debt covenants which require the Company to maintain certain levels of net assets, net income or liquidity.

7. Income Taxes

Elpida Memory, Inc. and its domestic consolidated subsidiary are subject to corporation tax, inhabitants' taxes and enterprise tax in Japan, which, in the aggregate, result in a statutory tax rate of approximately 42% for the years ended March 31, 2003 and 2004. Certain changes in tax regulations enacted in March 2003 reduced the statutory tax rate to approximately 40%, effective April 1, 2004. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

Significant components of reconciling items between the statutory tax rate and the effective tax rate are as follows:

	Year ended March 31,	
	2003	2004
Statutory tax rate	42.1%	42.1%
Adjustments:		
Valuation allowances	(41.8)	(46.1)
Other	(0.9)	(1.2)
Effective tax rate	(0.6)%	(5.2)%

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	March 31, 2003	March 31, 2004	March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Net operating loss carryforwards	¥ 20,359	¥ 33,774	$ 319,557
Loss on inventory valuation	1,563	—	—
Accrued bonuses	210	533	5,043
Depreciation	—	505	4,778
Other	84	241	2,280
Subtotal	22,216	35,053	331,658
Less: valuation allowances	(22,198)	(33,963)	(321,345)
Total deferred tax assets	18	1,090	10,313
Deferred tax liabilities:			
Depreciation	(9)	(1,954)	(18,488)
Other	(1)	(43)	(407)
Total deferred tax liabilities	(10)	(1,997)	(18,895)
Net deferred tax assets (liabilities)	¥ 8	¥ (907)	$ (8,582)

8. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the board of directors. The Code provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

Class A stock

Class A stock has voting rights equal to those of the common shareholders. Each share is currently convertible into one share of common stock of Elpida Memory, Inc. at the option of holders on and after November 13, 2002. Dividends on Class A stock are subordinated to dividends on common stock of Elpida Memory, Inc. When annual dividend or interim dividend per share of common stock are less than ¥10 per share or ¥5 per share, respectively, no dividends on Class A stock can be paid. When annual dividends or interim dividends are equal to such per share amounts, dividends on Class A stock are *pari passu* with common, Class B, Class C and Class D stock.

Issuance of stocks

On September 30, 2003, the Company issued the following stocks:

- Common stock: 380,000 shares
- Class B stock: 224,000 shares
- Class C stock: 424,900 shares
- Class D stock: 120,420 shares

On November 8, 2003, the Company also issued the following stocks:

- Class C stock: 10,000 shares
- Class D stock: 151,400 shares

Class stock

Class B stock is non-voting and has certain veto rights pursuant to the articles of incorporation, which expire on the effective date of an initial listing of shares of the Company's common stock on the Tokyo Stock Exchange. Annual or interim dividends, if any, to Class B shareholders are *pari passu* with common, Class C and Class D shareholders. When the Company makes a liquidation distribution out of residual assets, it shall make such distribution to Class B shareholders *pari passu* with common shareholders on a pro rata basis but subordinated to Class C and Class D shareholders. Under the articles of incorporation, Class B shareholders may convert their shares into common stock in whole or in part at any time. Class B shareholders have agreed to exercise their conversion right only after the listing date. The Company's board of directors may require holders of Class B stock to convert such shares to common stock on any date on or after the second anniversary of the listing date. The number of shares of common stock to be issued upon conversion shall be calculated by dividing ¥2,500 per share (subject to appropriate adjustment in the case of share split, share consolidation or similar event of Class B stock) by the Class B conversion price. The Class B conversion price is ¥2,500 and shall be adjusted appropriately when there is an issuance or a disposal of shares of new common stock or convertible stock at a consideration per share less than the current Class B conversion price.

Class C shareholders have non-voting privileges. Annual or interim dividends, if any, are *pari passu* among Common, Class B and Class D shareholders. When the Company makes a liquidation distribution out of residual assets, it shall make such distribution to Class C shareholders prior to the distribution to Common, Class A and Class B shareholders but after Class D shareholders. Class C stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of shares of common stock to be issued upon conversion, the Class C conversion price and the adjustment of the Class C conversion price are the same as those for Class B stock described above.

Class D shareholders have non-voting privileges. Annual or interim dividends, if any, are *pari passu* among common, Class B and Class C shareholders. When the Company makes a liquidation distribution out of residual assets, it shall make such distribution to Class D shareholders prior to the distribution to common and all other classes shareholders. All shares of Class D stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of common stock to be issued upon conversion, the Class D conversion price and the adjustment of the Class D conversion price are the same as those for Class B stock described above.

Reduction of stocks

On February 17, 2004, the shareholders at an extraordinary meeting approved a reduction of the Company's stocks amounting to ¥52,643 million ($498,089 thousand) in order to offset the Company's accumulated deficit. The reduction became effective March 23, 2004.

Stock split

On March 19, 2004, the Company completed a twenty-for-one stock split on stock issued and held by shareholders.

9. Selling, General and Administrative Expenses

Selling, general and administrative expenses included major components as below:

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Payroll and bonuses	¥ 4,015	¥ 4,322	$ 40,893
Provision for bonus accrual	548	689	6,519
Subcontractor fees	10,809	7,805	73,848
Rent expenses	1,835	1,391	13,161
Depreciation and amortization	1,052	2,092	19,794
Prototype	5,419	4,138	39,152
Others	5,251	6,794	64,283
	¥28,929	¥27,231	$257,650

10. Research and Development Costs

Research and development costs included in selling, general and administrative expenses for the years ended March 31, 2003 and 2004 amounted to ¥20,330 million and ¥20,891 million ($197,663 thousand), respectively.

11. Leases

(1) Operating lease transactions

At March 31, 2004, the Company had operating leases with minimum rental commitments as follows:

	March 31, 2004 (Millions of yen)	March 31, 2004 (Thousands of U.S. dollars)
Due within 1 year	¥14,786	$139,900
Due over 1 year	13,652	129,170
Total	¥28,438	$269,070

(2) Capital lease transactions

The following is a schedule of the future minimum lease payments under capital leases at March 31, 2004.

	March 31, 2004 (Millions of yen)	March 31, 2004 (Thousands of U.S. dollars)
Due within 1 year	¥20,731	$196,149
Due over 1 year	44,652	422,481
Total minimum lease payments	65,383	618,630
Less: amount representing interest	3,510	33,211
Present value of net minimum lease payments	61,873	585,419
Less: current obligation	19,239	182,032
Long-term lease obligation	¥42,634	$403,387

The gross amount of leased assets under capital leases included in machinery and equipment at March 31, 2003 and 2004 was ¥5,138 million and ¥72,040 million ($681,616 thousand), respectively. The related accumulated depreciation at March 31, 2003 and 2004 was ¥284 million and ¥9,165 million ($86,716 thousand), respectively.

12. Derivative Financial Instruments

(1) Summary of derivative transactions

a) Derivative transactions and hedging activities

The Company utilizes derivative instruments to manage fluctuations in foreign exchange rates and interest rates.

b) Policies

The Company's policies prohibit holding or issuing derivative instruments for trading purposes.

c) Purposes of derivative transactions

Forward foreign exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign exchange rates on accounts receivable denominated in foreign currencies arising from the Company's operating activities. Interest rate swap agreements to exchange variable rate interest payments for fixed rate interest payments have been entered into to decrease the adverse impact of an increase in variable interest rates on borrowings.

d) Risks arising from derivative transactions

The counter parties to the Company's forward foreign exchange contracts and interest rate agreements are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counter parties, however, the Company does not anticipate nonperformance by the counter parties to these agreements, and no material losses are expected.

e) Risk management on derivative transactions

The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative instruments.

f) Supplementary information on the fair values of derivative transactions

Contract amounts noted below do not necessarily indicate the market risk of the derivative transactions.

(2) Information on fair value

a) Derivative relating to foreign currency

		March 31, 2003			
Classification	**Description**	**Notional amount**	**Notional amount more than 1 year**	**Fair value**	**Gain (loss)**
		(Millions of yen)			
Transactions other than market transactions	Forward foreign exchange contract				
	Buying:				
	U.S. dollar	¥1,438	¥ —	¥1,418	¥(20)
Total		¥1,438	¥ —	¥1,418	¥(20)

		March 31, 2004							
Classification	Description	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)
		(Millions of yen)				(Thousands of U.S. dollars)			
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	¥4,557	¥ —	¥4,538	¥19	$43,117	$ —	$42,937	$180
	Buying:								
	U.S. dollar	515	—	516	1	4,873	—	4,882	9
Total		¥5,072	¥ —	¥5,054	¥20	$47,990	$ —	$47,819	$189

Note: Fair value at March 31, 2003 and 2004 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

b) Derivative relating to interest rates

The notional amount for interest rate swap agreements outstanding and qualified as perfect hedges at March 31, 2004 was ¥25,000 million ($236,541 thousand).

13. Related Party Transactions

The following is a summary of related party transactions for the years ended March 31, 2003 and 2004.

(1) For the year ended March 31, 2003

a) Parent company and major shareholders

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
											(Millions of yen)
Other relative company	NEC Corporation	Minato-ku, Tokyo	¥244,726	Manufacture and sales of communications equipment, computers, electronic devices and other products	(Possessed by) Directly 50.0	Collateral Office 1 Part time 1	Supply of merchandise and semi-finished components to the Company	Purchase of merchandise and semi-finished components	¥24,554	Accounts payable — trade	¥1,436
								Purchase of fixed assets	¥ 1,616	Accounts payable — other	¥ 524
								Subscription for stock	¥29,500	—	—
Other relative company	Hitachi, Ltd.	Chiyoda-ku, Tokyo	¥282,032	Manufacture and sales of electronic machinery and tools	(Possessed by) Directly 50.0	Part time 3	Supply of merchandise to the Company	Purchase of merchandise	¥19,478	Accounts payable — trade	¥3,629
								Subscription for stock	¥29,500	—	—

b) Subsidiaries

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
											(Millions of yen)
Affiliated company	Elpida Memory (USA) Inc.	California, USA	US$ 4,000 thousand	Sales of integrated circuits	Directly 20.0	Collateral Office 1 Part time 1	Sales of merchandise and products of the Company	Sales of merchandise and products	¥19,590	Accounts receivable — trade	¥1,825

Note: Elpida Memory (USA) Inc. became a wholly owned subsidiary on March 24, 2004.

c) Subsidiaries of parent company

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2003	Accounts	At March 31, 2003
											(Millions of yen)
Subsidiary of other relative company	NEC Ameniplantex, Ltd.	Minato-ku, Tokyo	¥240	Designing and construction controls of buildings and environmental systems	—	—	Designing and construction of facilities at Hiroshima factory	Purchase of fixed assets	¥1,807	Accounts payable — other	¥ 145
Subsidiary of other relative company	NEC Hiroshima	Higashi-Hiroshima-city, Hiroshima Prefecture	¥200	Manufacture and sales of integrated circuits	—	—	Supply of semi-finished components and provision of manufacturing services for the Company	Purchase of semi-finished components	¥5,655	Accounts payable — trade	¥4,130
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$ 111 million	Manufacture and sales of integrated circuits	—	—	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥4,370	Accounts receivable — other	¥3,105
								Re-purchase of semi-finished components for contract manufacturing	¥5,450	Accounts payable — trade	¥3,359
Subsidiary of other relative company	Eastern Japan Semi-conductor Technologies, Inc.	Oume-city, Tokyo	¥2,060	Manufacture and sales of integrated circuits	—	—	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥2,801	Accounts receivable — other	¥2,362
								Re-purchase of semi-finished components for contract manufacturing	¥2,999	Accounts payable — trade	¥2,774
Subsidiary of other relative company	Hitachi High-Technologies Corporation	Minato-ku, Tokyo	¥7,938	Manufacture, sales and maintenance of electronic devices and other electronic products	—	—	Supply of products of the Company and installation of semiconductor manufacturing equipment for the Company	Purchase of fixed assets	¥2,271	Accounts payable — other	¥1,140

Notes

1. Consumption taxes are included in the balances as at March 31, 2003 but are not included in transaction amounts for the year ended March 31, 2003 in the schedules a), b) and c) shown above.
2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels. Terms and conditions relating to purchases of fixed assets and other assets have been determined thorough negotiations on a case-by-case basis.

(2) *For the year ended March 31, 2004*

a) Parent company and major shareholders

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
									(Millions of yen/Thousands of U.S. dollars)		
Other relative company	NEC Corporation	Minato-ku, Tokyo	¥337,820	Manufacture and sales of communications equipment, computers, electronic devices and other products	(Possessed by) Directly 50.0	Collateral Office 1 Part time 1	Supply of semi-finished components to the Company	Purchase of semi-finished components	¥609 ($5,762)	Accounts payable — trade	¥77 ($729)
								Subscription for stock	¥9,500 ($89,886)	—	—
Other relative company	Hitachi, Ltd.	Chiyoda-ku, Tokyo	¥282,032	Manufacture and sales of electronic machinery and tools	(Possessed by) Directly 50.0	Part time 2	Supply of merchandise to the Company	Purchase of merchandise	¥5,084 ($48,103)	Accounts payable — trade	¥920 ($8,705)
								Subscription for stock	¥9,500 ($89,886)	—	—

b) Subsidiaries

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
									(Millions of yen/Thousands of U.S. dollars)		
Affiliated company	Elpida Memory (USA) Inc.	California, USA	US$4,000 thousand	Sales of integrated circuits	Directly 100.0	Collateral Office 1 Part time 1	Sales of merchandise and products of the Company	Sales of merchandise and products	¥30,687 ($290,349)	—	—

Note: Elpida Memory (USA) Inc. that had been accounted for by the equity method, became a wholly owned subsidiary effective March 24, 2004, and therefore, the transaction amount for the year was included in the above table.

c) Subsidiaries of parent company

Attribute	Name of related party	Address	Common stock	Nature of operations	Equity ownership percentage	Relationship: Concurrent directors	Relationship: Description of the business relationship	Transactions	For the year ended March 31, 2004	Accounts	At March 31, 2004
									(Millions of yen/Thousands of U.S. dollars)		
Subsidiary of other relative company	NEC Ameniplantex, Ltd.	Minato-ku, Tokyo	¥240	Designing and construction controls of buildings and environmental systems	—	—	Designing and construction of facilities at Hiroshima factory	Purchase of fixed assets	¥2,071 ($19,595)	Accounts payable — other	¥85 ($804)
Subsidiary of other relative company	NEC Hiroshima	Higashi-Hiroshima-city, Hiroshima Prefecture	¥200	Manufacture and sales of integrated circuits	—	—	Supply of semi-finished components and provision of manufacturing services for the Company	Purchase of semi-finished components	¥10,864 ($102,791)	—	—
Subsidiary of other relative company	NEC Semi-conductors (Singapore) Pte. Ltd.	Singapore	S$111 million	Manufacture and sales of integrated circuits	—	—	Contract manufacturing of semi-finished components for the Company	Supply of semi-finished components for contract manufacturing	¥27,758 ($262,636)	Accounts receivable — other	¥317 ($2,999)
								Re-purchase of semi-finished components for contract manufacturing	¥32,761 ($309,973)	—	
Subsidiary of other relative company	Hitachi High-Technologies Corporation	Minato-ku, Tokyo	¥7,938	Manufacture, sales and maintenance of electronic devices and other electronic products	—	—	Supply of products of the Company and installation of semiconductor manufacturing equipment for the Company	Purchase of fixed assets	¥4,107 ($38,859)	Accounts payable — other	¥2,927 ($27,694)

Notes

1. Consumption taxes are included in the balances as at March 31, 2004 but are not included in transaction amounts for the year ended March 31, 2004 in the schedules a), b) and c) shown above.

2. The terms and conditions applicable to the transactions of sales and purchases have been determined on an arm's length basis and by reference to normal market price levels. Terms and conditions relating to purchases of fixed assets and other assets have been determined thorough negotiations on a case-by-case basis.

14. Commitments

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment was ¥6,100 million ($57,716 thousand), of which ¥3,100 million ($29,331 thousand) was subject to sale and lease back agreements or sale and installment payment agreements.

On March 31, 2004, the Company's board of directors approved the acquisition of certain assets by Hiroshima Elpida Memory, Inc., a wholly owned subsidiary, from NEC Hiroshima, Inc. These assets had been previously been leased by Hiroshima Elpida Memory, Inc.

15. Stock-Based Compensation Plan

The Company adopted an equity-based compensation plan to issue common stock acquisition rights for the purpose of granting stock options to the directors, statutory auditors and employees of the Company, pursuant to the Commercial Code of Japan, based on an approval of an extraordinary shareholders' meeting held on March 19, 2004.

Presented below is a summary of terms for the equity-based compensation plan as at March 31, 2004:

a) Approval for issuance .... March 19, 2004
b) Stocks to be issued .... Common stock
c) Number of shares to be issued .... 3,230,000 shares
d) Exercise price .... ¥2,500 per share
e) Exercisable period .... From April 1, 2004 to March 31, 2011

16. Retirement Benefit Plans

The Company established certain retirement benefit plans for employees on April 1, 2004. The plans consist of a lump-sum indemnity plan, a defined benefit pension plan, and a defined contribution plan, to be introduced effective April 1, 2004, May 1, 2004 and October 1, 2004, respectively.

The estimated amount of benefit obligation as of October 1, 2004 approximated ¥2,200 million ($20,816 thousand), and an excess amount of the benefit obligation over plan assets transferred from NEC and HITACHI will be recognized as prior service costs and will be amortized over fifteen-year period, which is less than the expected remaining service period, under the straight-line method.

17. Segment Information

The Company is engaged in the development, design, manufacture and sale of semiconductor products and focuses on DRAM products.

Geographical Segment Information

	Year ended March 31, 2003					
	Japan	Asia	Europe	Total	Eliminations	Consolidated
	(Millions of yen)					
I. Sales and operating income						
Sales to third parties	¥ 33,924	¥21,439	¥7,872	¥ 63,235	¥ —	¥ 63,235
Inter-segment sales and transfers	22,165	84	30	22,279	(22,279)	—
Total sales	56,089	21,523	7,902	85,514	(22,279)	63,235
Operating expenses	80,331	21,038	8,156	109,525	(22,459)	87,066
Operating income (loss)	¥(24,242)	¥ 485	¥ (254)	¥(24,011)	¥ 180	¥(23,831)
II. Total assets	¥ 94,479	¥ 5,472	¥2,342	¥102,293	¥ (5,697)	¥ 96,596

	Year ended March 31, 2004						
	Japan	Asia	Europe	North America	Total	Eliminations	Consolidated
	(Millions of yen)						
I. Sales and operating income							
Sales to third parties	¥ 66,726	¥25,681	¥8,034	¥ —	¥100,441	¥ —	¥100,441
Inter-segment sales and transfers	24,923	51	98	—	25,072	(25,072)	—
Total sales	91,649	25,732	8,132	—	125,513	(25,072)	100,441
Operating expenses	119,158	24,823	7,823	—	151,804	(24,924)	126,880
Operating income (loss)	¥(27,509)	¥ 909	¥ 309	¥ —	¥(26,291)	¥ (148)	¥(26,439)
II. Total assets	¥297,923	¥ 7,097	¥3,142	¥7,145	¥315,307	¥(14,708)	¥300,599

	Year ended March 31, 2004						
	Japan	Asia	Europe	North America	Total	Eliminations	Consolidated
	(Thousands of U.S. dollars)						
I. Sales and operating income							
Sales to third parties	$ 631,337	$242,984	$76,015	$ —	$ 950,336	$ —	$ 950,336
Inter-segment sales and transfers	235,812	483	927	—	237,222	(237,222)	—
Total sales	867,149	243,467	76,942	—	1,187,558	(237,222)	950,336
Operating expenses	1,127,429	234,866	74,019	—	1,436,314	(235,822)	1,200,492
Operating income (loss)	$ (260,280)	$ 8,601	$ 2,923	$ —	$ (248,756)	$ (1,400)	$ (250,156)
II. Total assets	$2,818,838	$ 67,149	$29,729	$67,603	$2,983,319	$(139,162)	$2,844,157

Notes:

1. Geographic distances are considered in segmentation of country or area.
2. Major countries or areas included in each segment other than Japan are as follows:
   (1) Asia: Hong Kong, Singapore, Taiwan
   (2) Europe: Germany
   (3) North America: The United States of America
3. As described at Note 5, the Company acquired all shares of common stock of Elpida Memory (USA) Inc. in March 2004, and therefore, the above geographic segment information includes assets of Elpida Memory (USA) Inc. at March 31, 2004.

Overseas Sales

	Year ended March 31, 2003			
	North America	Asia	Europe	Total
	(Millions of yen)			
I. Overseas sales	¥19,778	¥20,705	¥8,415	¥48,898
II. Consolidated sales	—	—	—	63,235
III. Percentage of overseas sales over consolidated sales (%)	31.3%	32.7%	13.3%	77.3%

	Year ended March 31, 2004			
	North America	Asia	Europe	Total
	(Millions of yen)			
I. Overseas sales	¥30,687	¥25,634	¥8,082	¥ 64,403
II. Consolidated sales	—	—	—	100,441
III. Percentage of overseas sales over consolidated sales (%)	30.6%	25.5%	8.0%	64.1%
	(Thousands of U.S. dollars)			
I. Overseas sales	$290,349	$242,540	$76,469	$609,358
II. Consolidated sales	—	—	—	950,336
III. Percentage of overseas sales over consolidated sales (%)	30.6%	25.5%	8.0%	64.1%

Notes:

1. Geographic distances are considered in classification of country or areas.
2. Major countries or areas included in each segment except for Japan are as follows.
   (1) North America: America
   (2) Asia: Taiwan, Hong Kong, Singapore
   (3) Europe: whole Europe
3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

18. Amounts Per Share

	March 31, 2003	March 31, 2004	March 31, 2004
	(Yen)		(U.S. dollars)
Shareholders' equity per share	¥22,173.10	¥905.68	$8.57
Net loss per share	¥21,925.50	¥524.36	$4.96

Diluted net income per share is not shown since the Company had a net loss per share.

Effective from April 1, 2002, the Company adopted a new accounting standard for earnings per share. The adoption of the new standard had no impact on net loss per share.

Basis for calculation of net loss per share is as follows:

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
	(Millions of yen)		(Thousands of U.S. dollars)
Net loss	¥26,085	¥26,865	$254,187
Amount not attributable to common stock	—	—	—
Net loss attributable to common stock	¥26,085	¥26,865	$254,187
Average number of shares outstanding during the year (thousand shares)	1,190	51,235	

In calculating shareholders' equity per share, the issued balance of Class C and Class D stock, of which rights for asset distribution has priority over common stock, was excluded from the balance of shareholders' equity.

On March 19, 2004, the Company completed a twenty-for-one stock split. The above per share amounts for the year ended March 31, 2004 have been adjusted to reflect the stock split. Had the Company reflected the stock split, shareholders' equity per share and net loss per share for the year ended March 31, 2003 would be ¥1,108.65 and ¥1,096.27, respectively.

OUR PRINCIPAL EXECUTIVE OFFICE

Elpida Memory, Inc.
2-1, Yaesu 2-chome
Chuo-ku, Tokyo 104-0028
Japan

OUR LEGAL ADVISORS

as to Japanese law

Nishimura & Partners
Ark Mori Building, 29th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6030
Japan

as to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Mori Hamada & Matsumoto
Marunouchi Kitaguchi Building
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8222
Japan

as to U.S. law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

INDEPENDENT AUDITORS

Ernst & Young ShinNihon
Hibiya Kokusai Building
2-3, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

TRANSFER AGENT

The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8233
Japan

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Headquarters
Sales office
Research and development facility
Manufacturing facility
Elpida Memory (Europe) GmbH
U.K.
Germany
France
Elpida Memory (Taiwan) Co., Ltd.
Elpida Memory (Hong Kong) Co., Ltd.
Elpida Memory (Singapore) Pte. Ltd.
Tokyo
Kanagawa
Osaka
Elpida Memory, Inc.
Hiroshima Elpida Memory, Inc.
Elpida Memory (USA) Inc.
Raleigh
Santa Clara
Houston



New 300mm Wafer Facility
(currently under construction)

Hiroshima Elpida Memory, Inc. (computer-generated image)

Elpida Memory, Inc.